BIO-IMAGING
Technologies

ANNUAL REPORT 2007



Dear Fellow Shareholders:

I am pleased to inform our shareholders that in 2007 we produced strong operating results and accomplished some tasks that we believe will help us maintain and accelerate our growth into the future. Our 2007 year pre-tax income of $3.8 million and fully diluted EPS of $0.18 were significant improvements over 2006. With a record backlog of $92.5 million, a strong proposal pipeline and on-going efficiency initiatives, we have provided guidance that will show meaningful top line revenue growth while continuing to expand our operating margins in 2008. Through the completion and integration of the Theralys acquisition, we have solidified our strong service offering in the CNS and neurovascular areas and added these therapeutic capabilities to our traditional core strengths in the oncology, musculoskeletal and cardiovascular areas.

Immediately prior to going to press with our Annual Report, we publicly announced our acquisition of Phoenix Data Systems, a leading global clinical data services provider of eletronic data capture (EDC) services and a comprehensive array of broadly interoperable eClinical data solutions to the pharmaceutical and biotechnology industries. This acquistion is consistent with our mission of looking for opportunities that would: leverage our core competencies, customer relationships and global footprint; increase our addressable market; and accelerate our financial growth, both service revenues and operating income.

During 2008, we will move quickly to integrate the companies where appropriate and develop joint products that will be differentiated from other product offerings in the marketplace. We believe that Phoenix Data Systems eClinical platform provides an excellent platform from which to pursue additional acquisitions.

In 2007, we accomplished the following:

INCREASED REVENUES WHILE EXPANDING OPERATING MARGINS

Our service revenues increased 19% to $38.2 million, and we more than doubled our operating margin on service revenue to 8.4% in 2007 from 3.5% in 2006. We will continue to improve our operating margins as we develop, test and implement improved processes and systems automation of our project data management. We have never been stronger financially, and, based on our strong backlog, on-going proposal activity and improved operational efficiency, we anticipate improving our profitability in 2008 as compared to 2007.

OPENED A NEW AVENUE FOR GROWTH THROUGH ACQUISITION OF PHOENIX DATA SYSTEMS

During 2007, we evaluated acquisitions that would expand our market offerings. In March 2008, we completed the acquisition of Phoenix Data Systems, located in King of Prussia, PA. Phoenix Data Systems is a leader in electronic data capture and provides efficient and cost effective solutions for organizing data in a format and quality ready for statistical analysis. Phoenix Data Systems' quality products and services complement our current core lab offerings and provide opportunities to leverage our global infrastructure. This acquisition will enable us to successfully compete in the growing eClinical services market.

CONTINUED PROGRESS IN OUR CAPMED DIVISION

At the end of February 2008, we launched icePHR *Mobile*, an in-case-of-emergency PHR (personal health record) technology that gives consumers access to important medical information through their mobile phones and we also launched our onlinePHR, giving consumers access to their personal health, at any time day or night, information from home, work or while traveling. The CapMed team has worked very hard to create a product that has been voted the best PHR for the past two years and is the leader in interoperability. This extensive, built-in interoperability is one key to the future success of the product. The revenue streams associated with the CapMed investment have been slower in coming than we anticipated, but I believe that we have built the right team and the right product and are positioned for success in coming quarters.

In summary, our 2007 operating results exceeded our targets, and our prospects for 2008 and beyond appear strong. In addition, with our strong balance sheet and global operational and sales capabilities, we will continue to pursue strategic alliances to strengthen and expand our market offerings to increase shareholder value.

Once again, I want to thank our shareholders for their support, our customers for their confidence in us and our employees for their hard work and dedication all of which has positioned us for a successful 2008 and beyond.

Sincerely,

Mark L. Weinstein
President and Chief Executive Officer

BIO-IMAGING TECHNOLOGIES, INC.
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721

To Our Stockholders:

You are most cordially invited to attend the 2008 Annual Meeting of Stockholders of Bio-Imaging Technologies, Inc. at 11:00 A.M., local time, on Wednesday, May 14, 2008, at the Company's principal executive offices at 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721.

The Notice of Meeting and Proxy Statement on the following pages describe the matters to be presented at the meeting.

It is important that your shares be represented at this meeting to ensure the presence of a quorum. Whether or not you plan to attend the meeting, we hope that you will have your shares represented by signing, dating and returning your proxy in the enclosed envelope, which requires no postage if mailed in the United States, *as soon as possible*. Your shares will be voted in accordance with the instructions you have given in your proxy.

Thank you for your continued support.

Sincerely,

Mark L. Weinstein
President and Chief Executive Officer

BIO-IMAGING TECHNOLOGIES, INC.
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 14, 2008

The Annual Meeting of Stockholders (the "Meeting") of Bio-Imaging Technologies, Inc., a Delaware corporation (the "Company"), will be held at the Company's principal executive offices at 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721, on Wednesday, May 14, 2008, at 11:00 A.M., local time, for the following purposes:

(1) To elect seven directors to serve until the next Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified;

(2) To approve an amendment to the 2002 Stock Incentive Plan, as amended and restated on May 11, 2005, that will (i) increase the number of shares of the Company's common stock available for issuance under the plan by an additional 1,000,000 shares, (ii) increase the limitation on the maximum number of shares of common stock, for which stock options may be granted in the aggregate per fiscal year, and (iii) revise the 50,000-share limitation on the maximum number of shares of common stock for which restricted stock and restricted stock unit awards may be made so that it is clear that such limitation applies on a per person per fiscal year basis;

(3) To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2008; and

(4) To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Holders of our Common Stock, $0.00025 par value per share, of record at the close of business on March 28, 2008 are entitled to notice of and to vote at the Meeting, or any adjournment or adjournments thereof. A complete list of such stockholders will be open to the examination of any stockholder at our principal executive offices at 826 Newtown-Yardley Road, Newtown, Pennsylvania for a period of 10 days prior to the Meeting and will be available for examination at the Meeting. The Meeting may be adjourned from time to time without notice other than by announcement at the Meeting.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER OF SHARES YOU MAY HOLD. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. THE PROMPT RETURN OF PROXIES WILL ENSURE A QUORUM AND SAVE THE COMPANY THE EXPENSE OF FURTHER SOLICITATION. EACH PROXY GRANTED MAY BE REVOKED BY THE STOCKHOLDER APPOINTING SUCH PROXY AT ANY TIME BEFORE IT IS VOTED. IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOUR

SHARES ARE REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH SUCH PROXY CARD SHOULD BE SIGNED AND RETURNED TO ENSURE THAT ALL OF YOUR SHARES WILL BE VOTED.

By Order of the Board of Directors

Ted I. Kaminer
Secretary

Newtown, Pennsylvania
April 11, 2008

Our 2007 Annual Report accompanies this Proxy Statement.

BIO-IMAGING TECHNOLOGIES, INC.
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Bio-Imaging Technologies, Inc., a Delaware corporation, referred to as the "Company" or "Bio-Imaging", "we", "us" or "our", of proxies to be voted at the Annual Meeting of Stockholders of Bio-Imaging to be held on Wednesday, May 14, 2008, referred to as the "Meeting", at the Company's principal executive offices at 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721, at 11:00 A.M., local time, and at any adjournment or adjournments thereof. Holders of record of Common Stock, $0.00025 par value, referred to as our Common Stock, as of the close of business on March 28, 2008 will be entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. As of that date, there were 14,238,300 shares of Common Stock issued and outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on any matter presented at the Meeting. The aggregate number of votes entitled to be cast at the Meeting is 14,238,300.

If proxies in the accompanying form are properly executed and returned, the shares of Common Stock represented thereby will be voted in the manner specified therein. If not otherwise specified, the shares of Common Stock represented by the proxies will be voted: (i) FOR the election of the seven nominees named below as directors; (ii) FOR the approval of the amendment to the 2002 Stock Incentive Plan, as amended and restated on May 11, 2005; (iii) FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2008; and (iv) in the discretion of the persons named in the enclosed form of proxy, on any other proposals which may properly come before the Meeting or any adjournment or adjournments thereof. Any stockholder who has submitted a proxy may revoke it at any time before it is voted, by written notice addressed to and received by the Secretary of Bio-Imaging, by submitting a duly executed proxy bearing a later date or by electing to vote in person at the Meeting. The mere presence at the Meeting of the person appointing a proxy does not, however, revoke the appointment.

The presence, in person or by proxy, of holders of shares of Common Stock having, in the aggregate, a majority of the votes entitled to be cast at the Meeting shall constitute a quorum. The affirmative vote by the holders of a plurality of the shares of Common Stock represented at the Meeting is required for the election of directors, provided a quorum is present in person or by proxy. Provided a quorum is present in person or by proxy, all other actions proposed herein may be taken upon the affirmative vote of stockholders possessing a majority of the voting power present or represented at the Meeting and entitled to vote.

Abstentions are included in the shares present at the Meeting for purposes of determining whether a quorum is present, and are counted as a vote against for purposes of determining whether a proposal is approved. Broker non-votes (when shares are represented at the Meeting by a proxy conferring only limited authority to vote on certain matters and no authority to vote on other matters) are included in the determination of the number of shares represented at the Meeting for purposes of determining whether a quorum is present but are not counted for purposes of determining whether a proposal has been approved and thus have no effect on the outcome.

This Proxy Statement, together with the related proxy card, is being mailed to our stockholders on or about April 11, 2008. The Annual Report to Stockholders of Bio-Imaging for the fiscal year ended December 31, 2007, or fiscal 2007, including financial statements, referred to as the Annual Report, is being mailed together with this Proxy Statement to all stockholders of record as of March 28, 2008. In addition, we have provided brokers, dealers, banks, voting trustees and their nominees, at our expense, with additional copies of the Annual Report so that such record holders could supply such materials to beneficial owners as of March 28, 2008.

PROPOSAL 1: ELECTION OF DIRECTORS

At the Meeting, seven directors are to be elected, which number shall constitute our entire Board of Directors, to hold office until the next Annual Meeting of Stockholders and until their successors shall have been duly elected and qualified.

It is the intention of the persons named in the enclosed form of proxy to vote the stock represented thereby, unless otherwise specified in the proxy, for the election as directors of the persons whose names and biographies appear below. All of the persons whose names and biographies appear below are at present directors of Bio-Imaging. In the event any of the nominees should become unavailable or unable to serve as a director, it is intended that votes will be cast for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected. Each of the nominees has consented to being named in this Proxy Statement and to serve if elected.

The following are the nominees for election to the Board of Directors and all are current members of the Board of Directors:

Name	Age	Served as a Director Since	Position with the Company
Mark L. Weinstein	55	1998	President, Chief Executive Officer and Director
Jeffrey H. Berg, Ph.D.	64	1994	Director
Richard F. Cimino..................	48	2005	Director
E. Martin Davidoff, CPA, Esq...	56	2004	Director
David E. Nowicki, D.M.D.	56	1998	Chairman of the Board and Director
David M. Stack	56	2000	Director
James A. Taylor, Ph.D.	68	1994	Director

The following director declined to run for re-election and will no longer be a director of Bio-Imaging at the conclusion of the Meeting, as her term as a director will end contemporaneously with the election of directors at the Meeting:

Name	Age	Served as a Director Since	Position with the Company
Paula B. Stafford.....................	43	2001	Director

The principal occupations and business experience, for at least the past five years, of each director and nominee is as follows:

Mr. Weinstein has been a director of Bio-Imaging since March 1998 and has served as the President and Chief Executive Officer of Bio-Imaging since February 1998. Mr. Weinstein also served as the Chief Financial Officer of Bio-Imaging from January 31, 2000 to February 18, 2003. Mr. Weinstein joined Bio-Imaging in June 1997 as Senior Vice President, Sales and Marketing and was appointed Interim Chief Executive Officer in December 1997. Prior to joining Bio-Imaging, from September 1996 to May 1997, he was the Chief Operating Officer of Internet Tradeline, Inc., an internet-based electronic solutions provider. From July 1991 to August 1996, Mr. Weinstein worked for Medical Economics Company, an international health care information company and wholly-owned division of The Thomson Corporation. He held several senior management positions at Medical Economics Company with his last position being President and Chief Operating Officer of the International Group. Mr. Weinstein received his MBA from College of William and Mary and his Bachelor's degree in Economics from University of Virginia.

Dr. Berg has been a director of Bio-Imaging since January 1994, and is currently the President of Health Care Insights, a healthcare research and consulting firm. Dr. Berg has been President of Health Care Insights since March 1991. From February 2004 until April 2005, he was the Director of Medical Technology for Crystal Research Associates. He was an analyst for HCFP/Brenner Securities from May 2002 to January 2004. From September 1995 to May 2002, Dr. Berg was a senior research analyst for MH Meyerson, a brokerage firm. While President of Health Care Insights, from January 1994 to June 1995, Dr. Berg also served as a financial analyst for GKN Securities Corp., an investment banking firm which served as the underwriter in the Company's June 1992 public offering, and was a financial analyst from March 1992 until December 1992 for The Chicago Corporation, a brokerage firm. For the past 15 years, Dr. Berg has been a Contributing Editor to the Biomedical Business & Technology newsletter, published by AHC Media. Dr. Berg received graduate degrees from New York University Graduate School of Arts and Science and Graduate School of Business Administration and received his Ph.D. in organic chemistry and BS from Yeshiva College.

Mr. Cimino has been a director of Bio-Imaging since February 2005. Mr. Cimino joined Covance, Inc. in December 2003. He is President, Late Stage Development Services and Corporate Senior Vice President of Covance and is responsible for the global Clinical Development and IVRS businesses. Mr. Cimino is a member of the Global Leadership Council, Operational Excellence Council and reports to the Chief Operating Officer. Prior to joining Covance, Mr. Cimino was General Manager, Americas Health Imaging and Corporate Vice President of the Eastman Kodak Company from January 2001 to July 2003. Prior to that time, he held senior management positions in multiple lines of business over a 20-year career at Kodak. These included General Manager for the Health Group's Americas business. In addition, he was the Chief Marketing Officer for the Health Group responsible for global marketing communications, investor relations, and strategy and business development. Mr. Cimino also managed Kodak's Digital Health Imaging business. Mr. Cimino holds a Bachelor's degree in Biology from the State University of New York at Geneseo.

Mr. Davidoff has been a director of Bio-Imaging since May 2004 and has operated his own tax practice, as both a certified public accountant and tax attorney, since 1981. He currently serves as President-Elect and as the national Chair of the Internal Revenue Service Tax Liaison Committee for the American Association of Attorney-Certified Public Accountants. As a member of the AICPA's Tax Division, he has served on the Tax Legislative Liaison Committee. He completed two years on the Executive Committee of the New Jersey Society of Certified Public Accountants ("NJSCPA"), having served as the organization's Secretary and as Vice President for Taxation and Legislation. Mr. Davidoff has also served as President of the Middlesex/Somerset chapter of the NJSCPA and as the chairman of the NJSCPA Federal Taxation and Membership Committees. Mr. Davidoff is a member of the tax section of the New Jersey Bar Association. In 1995, Mr. Davidoff was appointed by then Governor Christine Todd Whitman to the White House Conference on Small Business. Among the honors he has received are the 1998/1999 New Jersey Society of CPAs Distinguished Service Award for his dedicated service and commitment to the Society; the SBA 1997 Accountant Advocate of the Year for

New Jersey and Region II (New York, New Jersey, Virgin Islands, and Puerto Rico); and the 1998 Nicholas Maul Leadership Award from the Middlesex County Regional Chamber of Commerce. Selected as one of the 2004, 2005, 2006 and 2007 Top 100 Most Influential People in Accounting by Accounting Today in their September 20-October 10, 2004, September 26-October 10, 2005, September 18-October 1, 2006 and September 24-October 7, 2007 editions. Accounting Today noted that "Davidoff's views on issues affecting tax practice are heard at the highest levels of government." Mr. Davidoff received his undergraduate degree from Massachusetts Institute of Technology, an MBA from Boston University Graduate School of Management and a JD from the Washington University School of Law.

Dr. Nowicki has been a director of Bio-Imaging since July 1998 and was appointed Chairman of the Board of Directors of Bio-Imaging in October 1999. Dr. Nowicki has had a private practice in periodontics and dental implants since September 1981. Dr. Nowicki received his DMD from the University of Medicine and Dentistry of New Jersey in 1976. He completed his postdoctoral training in Periodontology in 1978 and subsequently served on the postgraduate faculty of the University of Medicine and Dentistry of New Jersey as an associate clinical professor until 1994. He has lectured nationally about periodontology, computer imaging for implant surgery, and systems thinking in health care.

Mr. Stack has been a director of Bio-Imaging since January 2000. Mr. Stack was appointed President, Chief Executive Officer of Pacira Pharmaceuticals, Inc. in November 2007 and is an Executive Partner of MPM Capital, the largest health venture capital firm dedicated to healthcare investment, in May 2005, and is also the Managing Partner of Stack Pharmaceuticals, Inc., a commercialization, marketing and strategy firm serving emerging healthcare companies. Mr. Stack has been with Stack Pharmaceuticals since September 2004. From September 2001 until August 2004, he was President, Chief Executive Officer and Director for The Medicines Company (NASDAQ: MDCO). Prior to The Medicines Company, he was also the President of Stack Pharmaceuticals, Inc., where MDCO was one of the primary customers. From May 1995 to December 1999, Mr. Stack served as the President and General Manager of Innovex Inc., responsible for the Americas. Innovex Inc. was a commercial solutions company offering a full range of marketing, sales and clinical research capabilities to pharmaceutical and biotechnology customers. From April 1993 to May 1995, Mr. Stack was the Vice President of Business Development and Marketing for Immunomedics, Inc., a biopharmaceutical focusing on monoclonal antibodies in infectious disease and oncology. From May 1992 to March 1993, Mr. Stack had been the Director of Business Development and Planning for Infectious Disease, Oncology and Virology of Roche Laboratories where he was the Therapeutic World Leader for Infectious Disease. Prior to that, he held various positions with Roche Laboratories for approximately 11 years, and was a retail and hospital pharmacist for three years after graduating from Albany College of Pharmacy.

Dr. Taylor has been a director of Bio-Imaging since October 1994, has been a partner at Merchant-Taylor International, Inc., a bio-pharmaceutical consulting firm, since May 1995 and has been President of Taylor Associates, a regulatory and product development consulting firm since October 1992. From 1987 to 1992, Dr. Taylor was Vice President and Chief Regulatory Officer of ImmunoGen Inc., a pharmaceutical company. From 1983 to 1987, he was Vice President, Regulatory Affairs of Carter-Wallace, Inc. Prior to that, Dr. Taylor was employed in various capacities by ICI Pharmaceuticals for four years and Pfizer Central Research for 12 years. Dr. Taylor holds Ph.D. and Master's degrees in Biochemistry from Purdue University and a Bachelor's degree in Chemistry from Providence College.

None of our directors is related to any other director or to any of our executive officers, and none of our executive officers serves as a member of the board or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board or compensation committee.

Under a prior stock purchase agreement, we had agreed to take all actions necessary to nominate and cause the election to the Board of Directors of up to three designees of Covance, Inc., a substantial stockholder of Bio-Imaging. Such obligation terminates at such time as Covance owns less than 200,000 shares of our Common Stock. Covance has designated Mr. Cimino as its only nominee for director for the 2007 fiscal year. Covance has reserved all rights under its agreement with Bio-Imaging for subsequent years.

The Board of Directors recommends that Stockholders vote FOR each of the nominees for the Board of Directors.

Corporate Governance Guidelines

Our Board of Directors has long believed that good corporate governance is important to ensure that we are managed for the long-term benefit of our stockholders. During the past year, our Board has continued to review our governance practices in light of the Sarbanes-Oxley Act of 2002, the new rules and regulations of the Securities and Exchange Commission, or the SEC, and the new listing standards of the NASDAQ Stock Market, LLC, or NASDAQ.

Our corporate governance guidelines provide that directors are expected to attend the Annual Meeting of Stockholders. All of the directors attended the 2007 Annual Meeting of Stockholders.

Our Board of Directors has adopted corporate governance guidelines to assist it in the exercise of its duties and responsibilities and to serve the best interests of Bio-Imaging and its stockholders. These guidelines, which provide a framework for the conduct of the Board's business, include that:

- the principal responsibility of the directors is to oversee the management of Bio-Imaging;
- a majority of the members of the Board shall be independent directors;
- the independent directors meet regularly in executive session;
- directors have full and free access to management and, as necessary and appropriate, independent advisors;
- new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

- at least annually, the Board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Board Determination of Independence

Under NASDAQ rules, a director will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that each of Dr. Berg, Mr. Cimino, Mr. Davidoff, Dr. Nowicki, Mr. Stack, Ms. Stafford and Dr. Taylor do not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

Committees and Meetings of the Board

There were four (4) regular meetings of the Board of Directors during fiscal 2007, either in person or by teleconference. During this period, each member of the Board of Directors attended more than 75% of the aggregate of: (i) the total number of meetings of the Board of Directors (held during the period for which such person has been a director); and (ii) the total number of meetings held by all committees of the Board of Directors on which each such director served (during the periods such director served).

The Board of Directors has three standing committees – the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee – each which operates under a charter that has been approved by the Board.

<u>Audit Committee</u>. The primary responsibilities of the Audit Committee, as more fully set forth in the Audit Committee Charter adopted on September 1, 2000, as amended and restated on February 5, 2003 and March 26, 2004 and as previously provided and posted on our website at www.bioimaging.com include:

- appointing, approving the compensation of, and assessing the independence of, our independent registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- overseeing our internal audit function;
- discussing our risk management policies;

- establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with our internal auditing staff, independent registered public accounting firm and management; and
- preparing the audit committee report required by SEC rules, which is included on page 10 of this proxy statement.

During fiscal 2007, the Audit Committee had been, and is currently, comprised of David E. Nowicki, D.M.D., Chairman of the Audit Committee, E. Martin Davidoff, CPA, Esq. and David M. Stack. The Audit Committee held four (4) meetings in fiscal 2007.

Each Audit Committee member is an independent member of the Board of Directors as defined under NASDAQ rules, including the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As an independent director of our Board of Directors, each Audit Committee member is not an officer or employee of Bio-Imaging or its subsidiaries or does not have a relationship which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Our Board of Directors has determined that Mr. Stack and Mr. Davidoff, current directors and members of the Audit Committee, are each an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K.

Compensation Committee. The primary responsibilities of the Compensation Committee, as more fully set forth in the Compensation Committee Charter adopted on March 26, 2004 and as previously provided and posted on our website at www.bioimaging.com include:

- annually reviewing and approving corporate goals and objectives relevant to CEO compensation;
- reviewing and approving, or recommending for approval by the Board, the salaries and incentive compensation of our executive officers;
- administering our 1991 Stock Option Plan, as amended, the 1991 Plan, and our 2002 Stock Incentive Plan, as amended and restated to date, the 2002 Plan; and
- reviewing and making recommendations to the Board with respect to director compensation.

The Compensation Committee held three (3) meetings in fiscal 2007. The Compensation Committee is currently comprised of James A. Taylor, Ph.D., Chairman of the Compensation Committee, Jeffrey H. Berg, Ph.D. and Paula B. Stafford. The members of the Committee are independent, as independence for Compensation Committee members is defined under the NASDAQ rules, and are deemed to be non-employee directors for purposes of Section 162(m) of the Code and Rule 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee. The primary responsibilities of the Nominating and Corporate Governance Committee, as more fully set forth in the Nominating and Corporate Governance Committee Charter adopted on March 26, 2004 and as previously provided and posted on our website at www.bioimaging.com include:

- identifying individuals qualified to become our board members;
- evaluating and recommending to the Board of Directors the persons to be nominated for election as directors at any meeting of stockholders and each of our board's committees;
- reviewing and making recommendations to our board with respect to management succession planning;
- developing and recommending to the Board of Directors a set of corporate governance principles applicable to Bio-Imaging; and
- overseeing the evaluation of the Board of Directors.

During fiscal 2007, the Nominating and Corporate Governance Committee had been, and is currently, comprised of David E. Nowicki, D.M.D. and James A. Taylor, Ph.D. Both members of the Committee are independent, as independence for Nominating and Corporate Governance Committee members is defined under the NASDAQ rules. There was one meeting held during fiscal 2007.

Compensation Committee Interlocks and Insider Participation

Except for Mr. Weinstein, none of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board or compensation committee. None of the members of our compensation committee has ever been our employee or one of our officers.

Director Candidates

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Committee and the Board.

In considering whether to recommend any particular candidate for inclusion in the Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee will apply the criteria contained in the Committee's charter. These criteria include the candidate's integrity, business acumen, knowledge of our business and industry, age, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our Common Stock for at least one year as of the date such recommendation is made, to: Nominating and Corporate Governance Committee, c/o Corporate Secretary, Bio-Imaging Technologies, Inc., 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721. Assuming that appropriate biographical and background material has been provided on a timely basis, the Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Communicating with the Independent Directors

Our Board of Directors will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our outside counsel, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he considers appropriate. Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which the Company tends to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the Board should address such communications to: Board of Directors c/o Corporate Secretary, Bio-Imaging Technologies, Inc., 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721.

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or corporate controller, or persons performing similar functions. Our Code of Business Conduct and Ethics contains written standards designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the SEC;
- compliance with applicable governmental laws, rules and regulations;
- the prompt internal reporting of violations of our Code of Ethics to an appropriate person or persons identified in our Code of Ethics; and
- accountability for adherence to our Code of Ethics.

Each of our employees, officers and directors completed a signed certification to document his or her understanding of and compliance with our Code of Ethics. A copy of our Code of Business Conduct and Ethics may be obtained from our website at www.bioimaging.com.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has furnished the following report:

To the Board of Directors of Bio-Imaging Technologies, Inc.:

The Audit Committee of our board of directors is currently composed of three members and acts under a written charter adopted on September 1, 2000, and amended and restated on February 5, 2003 and March 26, 2004. The current members of the Audit Committee are independent directors, as defined by its charter and the rules of the NASDAQ Global Market, and possess the financial sophistication required by such charter and rules. The Audit Committee held four meetings during fiscal 2007.

Management is responsible for our financial reporting process including its system of internal controls and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. As appropriate, the Audit Committee reviews and evaluates, and discusses with our management and our independent registered public accounting firm, the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of our financial statements;
- the independent registered public accounting firm's review of our unaudited interim financial statements;
- our financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to stockholders;
- our management's selection, application and disclosure of critical accounting policies;
- changes in our accounting practices, principles, controls or methodologies;
- significant developments or changes in accounting rules applicable to us; and
- the adequacy of our internal controls and accounting and financial personnel.

The Audit Committee reviewed and discussed with our management our audited financial statements for the year ended December 31, 2007. The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards No. 61, 89 and 90 (Communication with Audit Committees) with our independent registered public accounting firm. These standards require our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Independence Standards Board Standard No. 1 requires auditors annually to disclose in writing all relationships that, in the auditor's professional opinion, may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. In addition, the Audit Committee discussed with our independent registered public accounting firm their independence from the Company. The Audit Committee also considered whether our independent registered public accounting firm's provision of certain other non-audit related services to the Company is compatible with maintaining our auditors' independence.

Based on our discussions with management and our independent registered public accounting firm, and our review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to our board of directors that the audited financial statements referred to above be included in our Annual Report on Form 10-K for the year ended December 31, 2007.

By the Audit Committee of the Board of Directors of
Bio-Imaging Technologies, Inc.

/s/ David E. Nowicki, D.M.D.
David E. Nowicki, D.M.D
Audit Committee Chairman

/s/ E. Martin Davidoff, CPA, Esq.
E. Martin Davidoff, CPA, Esq.
Audit Committee Member

/s/ David M. Stack
David M. Stack
Audit Committee Member

COMPENSATION OF DIRECTORS

The following table sets forth certain information regarding the compensation of each non-employee member of the Board of Directors for the 2007 fiscal year. Executive officers who serve on the Board of Directors do not receive any additional compensation for such service.

Name	Year	Fees Earned in Cash	Restricted Stock Units/Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)		(b)	(c)	(d)				
Jeffrey H. Berg, Ph.D	2007	$34,000	$29,450	--	--	--	--	$63,450
E. Martin Davidoff.	2007	$34,750	$29,450	--	--	--	--	$64,200
David E. Nowicki, D.M.D.	2007	$69,875	$29,450	--	--	--	--	$99,325
David M. Stack	2007	$34,750	$29,450	--	--	--	--	$64,200
Paula B. Stafford	2007	$34,000	$29,450	--	--	--	--	$63,450
James A. Taylor, Ph.D	2007	$42,375	$29,450	--	--	--	--	$71,825

(a) Mr. Cimino, as a representative of Covance, Inc., declined and was not paid any compensation for 2007.

(b) This column represents the fees earned for service on the Board of Directors and Board and committee during the 2007 fiscal year

(c) This column reflects the compensation cost recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with Statement of Financial Accounting Standards No. 123 revised ("SFAS 123(R)"), with respect to the outstanding restricted stock unit awards made to non-employee directors for service on the Board of Directors, whether those awards were made in 2007 or any earlier fiscal year. The reported amounts are based on the grant date fair value of each of those awards and have not been adjusted for the potential impact of estimated forfeitures. Assumptions used in the calculation of the SFAS 123(R) cost are included in Note 7 of the Notes to Consolidated Financial Statements in our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2008. The grant date fair value of each restricted stock unit awarded in 2007 was $5.89, the fair market value of the Company's common stock on the award date. For further information concerning such equity awards, see the section below entitled *"Equity Compensation."*

(d) This column reflects the compensation cost recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with Statement of Financial Accounting Standards No. 123 revised ("SFAS123(R)"), with respect to the outstanding stock option awards made to non-employee directors for service on the Board of Directors, whether those awards were made in 2007 or any earlier fiscal year. The reported amounts are based on the grant date fair value of each of those options and have not been adjusted for the potential impact of estimated forfeitures. Assumptions used in the calculation of the SFAS 123(R) cost are included in Note 7 of the Notes to Consolidated Financial Statements in our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2008.

(e) The aggregate number of restricted stock units and stock option awards outstanding at December 31, 2007 were:

Name	Aggregate Number of Shares Subject to Restricted Stock Unit Awards Outstanding on December 31, 2007	Aggregate Number of Shares Subject to Stock Option Awards Outstanding on December 31, 2007
Jeffrey H. Berg, Ph.D	5,000	92,059
E. Martin Davidoff.	5,000	30,000
David E. Nowicki, D.M.D.	5,000	46,250
David M. Stack	5,000	83,220
Paula B. Stafford	5,000	71,250
James A. Taylor, Ph.D	5,000	73,250

The compensation program for non-employee directors is designed to fairly pay directors for work required for a company of Bio-Imaging's size and scope and to align directors' interests with the long-term interests of shareowners. The Compensation Committee retained J. Richard & Co., a nationally recognized independent compensation consulting firm, to review and propose a reasonable, competitive and appropriate total compensation program for our directors.

Cash Compensation. The cash compensation structure for non-employee directors, except for Mr. Cimino, for fiscal 2007 and for fiscal 2008 is as follows:

	2007	2008
Board Retainer	$25,000	$25,000
Chairman, Board of Directors	$25,000	$25,000
Chairman, Audit Committee	$15,000	$15,000
Member, Audit Committee	$10,000	$10,000
Chairman, Compensation Committee	$15,000	$15,000
Member, Compensation Committee	$10,000	$10,000
Chairman, Nominating & Corporate Governance Committee	$5,000	$5,000
Member, Nominating & Corporate Governance Committee	$4,000	$4,000

Equity Compensation. Each non-employee director, except for Mr. Cimino, was granted restricted stock units on May 9, 2007 covering 5,000 shares. For fiscal 2008, each non-employee director, except for Mr. Cimino, will be granted restricted stock units covering 7,500 shares.. Each restricted stock unit which vests will entitle the director to one share of common stock upon his or her cessation of Board service. The restricted stock units will vest as to one-twelfth (1/12) of the covered shares upon completion of each successive month of Board service over the twelve-month period measured from the grant date. The restricted stock units are subject to a pro-rata reduction if a director attends, with respect to the applicable year, less than seventy-five percent (75%) of all Board of Directors meetings and all meetings of any Committee on which he or she serves.

Furthermore, all directors were and currently are reimbursed for their expenses for each Board meeting and each Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meeting attended.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis discusses the principles underlying the Company's compensation policies and decisions and the principal elements of compensation paid to its executive officers during the 2007 fiscal year. The Company's Chief Executive Officer, the CEO, the Chief Financial Officer, the CFO, and the other executive officers included in the Summary Compensation Table below will be referred to as the named executive officers for purposes of this discussion. The named executive officers are the only executive officers of the Company.

Compensation Objectives and Philosophy

The Compensation Committee, of the Company's Board of Directors, hereinafter referred to as the Committee, is responsible for reviewing and approving the compensation payable to the Company's named executive officers. As part of such process, the Committee seeks to accomplish the following objectives with respect to the Company's executive compensation programs:

- Motivate, recruit and retain executives capable of meeting the Company's strategic objectives;
- Provide incentives to ensure superior executive performance and successful financial results for the Company; and
- Align the interests of executives with the long-term interests of stockholder.

The Committee seeks to achieve these objectives by:

- Establishing a compensation structure that is both market competitive and internally fair;
- Linking a substantial portion of compensation to the Company's achievement of financial objectives and the individual's contribution to the attainment of those objectives;
- Providing risk for underachievement and upward leverage for overachievement of goals; and
- Providing long-term equity-based incentives and encouraging direct share ownership by executives.

Setting Executive Compensation

In 2007, the Committee engaged J. Richard & Co., hereinafter referred to as J. Richard, a nationally recognized independent compensation consulting firm, to provide competitive compensation data and general advice on the Company's compensation programs and policies for named executive officers. During 2007, J. Richard performed a market analysis of the compensation paid by comparable peer group companies. J. Richard provided the Committee with recommended compensation ranges for the named executive officers based on the competitive data. In addition, the CEO provided the Committee with a detailed review of the performance of the other named executive officers and made recommendations to the Committee with respect to the compensation packages for those named executive officers, other than himself, for the 2007 fiscal year.

It is the Committee's objective to target the total direct compensation (salary, bonus potential and equity awards) of each named executive officer at a level between the 50th and 75th percentiles for comparable positions at the competitive peer group companies. However, in determining the total direct compensation of each named executive officer, the Committee also considers a number of other factors, including recent Company and individual performance, the CEO's recommendations as to compensation levels for executive officers other than himself, the cost of living in the Philadelphia and surrounding area and internal pay equity. There is no pre-established policy for allocation of compensation between the cash and equity components or between short-term and long-term components. Instead, the Committee determines the mix of compensation for each named executive officer based on its review of the competitive data and its subjective analysis of that individual's performance and contribution to the Company's financial performance.

The peer group used for competitive comparisons in 2007 reflects companies with which the Company competes for talent and consisted of the following companies: ActivIdentity Corporation, Amicas, Inc., Averion International Corporation, Encorium Group, Inc., eResearch Technology Inc., Intevac, Inc., I-Trax, Inc., MEDecision, Inc., Natus Medical Incorporated, PDI, Inc. and QuadraMed Corporation.

Components of Compensation

For the 2007 fiscal year, the Company's executive compensation program for the named executive officers was comprised primarily of the following three components:

- Base salary;
- Annual short-term cash incentive and;
- Long-term equity incentive awards;

Base Salary

In General – It is the Committee's objective to set a competitive rate of annual base salary for each named executive officer. The Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their named executive officers with a component of compensation that provides a level of security and stability from year to year and is not dependent to any material extent on the Company's financial performance. In addition, both Mr. Weinstein and Mr. Kaminer have existing employment agreement with the Company, which set a minimum annual salary, subject to periodic upward adjustment at the discretion of the Committee. The Committee worked with J. Richard to establish salary bands based on peer review for the named executive officers for the 2007 fiscal year, with minimum to maximum opportunities that cover the normal range of market variability. The actual base salary for each named executive officer was then derived from those salary bands based on his or her responsibility, tenure and past performance and market comparability. For the 2007 fiscal year, this process, together with Committee's recognition of the high cost of living in the Philadelphia and surrounding area, resulted in the Committee's setting the base salaries of the named executive officers at approximately the 75th percentile of the competitive base salary amounts paid by the peer group companies.

Changes for Fiscal Year 2008 - For the 2008 fiscal year, each named executive officer's salary was increased by approximately 10% to bring their salaries more in line with the comparable peer groups and to cover the cost of living increases based on the Philadelphia and surrounding area consumer price index. The table below shows annual 2007 and 2008 base salary rates for each named executive officer:

Name	Title	2007 Salary	2008 Salary	% Increase from 2007
Mark L. Weinstein	President & CEO	$335,000	$370,000	10.4%
Ted I. Kaminer	SVP & CFO	$240,000	$270,000	12.5%
David A. Pitler	SVP, Operations	$210,000	$230,000	9.5%
Colin G. Miller, Ph.D.	SVP, Medical Affairs	$190,000	$205,000	7.9%

Annual Short-Term Cash Incentives (Bonuses)

In General – As part of their compensation package, the Company's named executive officers have the opportunity to earn annual cash bonus awards under the Company's Management Incentive Program, MIP. MIP cash awards are designed to reward superior executive performance while reinforcing the Company's short-term strategic operating goals. Each year, the Committee establishes a target award for each named executive officer based on a percentage of base salary. The annual bonus target for each executive officer is set at a percentage of base salary and is the same percentage for all executive officers, except for the CEO who has a higher percentage. It is the Committee's intention to target annual incentive awards at the 50th percentile of similar bonus opportunities offered by the peer group companies.

Fiscal 2007 Bonus Awards– The target percentages set for the 2007 fiscal year were 60% of base salary for the CEO and 50% of base salary for the other named executive officers. The actual bonus amount awarded to each named executive officer for the 2007 fiscal year was determined by the Committee on the basis of its subjective review of both Company and individual performance. Company performance was evaluated in terms of service revenue and pre-tax income for the year. However, no specific percentage of the named executive officer's annual bonus amounts for the 2007 fiscal year were in the nature of discretionary awards based on the Committee's subjective assessment of Company performance and individual performance.

On the basis of that assessment, the Committee determined in February 2008 to make the following bonus awards for the 2007 fiscal year an award to the CEO equal to 96% of his targeted annual bonus and an awarded to each of the other named executive officers equal to 100% of their target bonus. The primary consideration which the Committee took into account in making such determination was the fact that the Company exceeded its service revenue and pre-tax income targets for fiscal 2007.

The table below details fiscal 2007 annual bonus targets and actual payouts for each of the named executive officers.

Name	Title	2007 Target Bonus ($)	2007 Target Bonus (% Salary)	2007 Actual Bonus ($)	2007 Actual Bonus (% Salary)
Mark L. Weinstein	President & CEO	$201,000	60%	$193,500	58%
Ted I. Kaminer	SVP & CFO	$120,000	50%	$120,000	50%
David A. Pitler	SVP, Operations	$105,000	50%	$105,000	50%
Colin G. Miller, Ph.D.	SVP, Medical Affairs	$95,000	50%	$95,000	50%

Change for Fiscal Year 2008 – For fiscal year 2008, awards under the MIP, if any, will be based on achievement of pre-established Company objectives and individual goals for each named executive officer and, for named executive officers other than the CEO, a subjective review of that individual's performance. Corporate performance targets may include such measures as annual service revenue growth, pre-tax income, and other strategic financial metrics. Individual performance targets may include operational and financial metrics, delivery of specific programs, plans, and achievement of budgetary objectives identified and documented at the beginning of each fiscal year. It is the Committee's intention to base a greater percentage of the annual award payout on corporate objectives as opposed to individual performance for higher level executives, with 100% of the CEO's annual bonus tied to the attainment of corporate performance objectives.

For the 2008 fiscal year awards, the potential payout may range from 0 to 100% of 2008 salary. However, the Committee will have the discretion to increase the award for any named executive officer (other than the CEO) based on the CEO's recommendation for exceptional performance. The Committee has also retained the discretion to reduce the dollar amount of the awards otherwise payable to the named executive officers. The dollar amount of the 2008 target annual bonus for each named executive officer, other than the CEO, is 80% of their base salary. The dollar amount of the 2008 target annual bonus for the CEO is 100% of his base salary

Long-Term Incentive Equity Awards

In General - A portion of each named executive officer's compensation is provided in the form of long-term incentive equity awards. It is the Committee's belief that properly structured equity awards are an effective method of aligning the long term interests of senior management with those of the Company's stockholders.

The Committee establishes long-term incentive grant guidelines based on review of equity awards from comparable peer group companies. 25,000 shares of the Company's common stock can potentially be awarded annually to the CEO pursuant to his employment agreement. Actual issuance of the stock awards to the CEO are determined by the Committee based on his individual performance and the Company's financial performance, usually measured in terms of the same financial metrics taken into account in determining the annual bonus award. The Committee can potentially award stock options to the named executive officers and other employees based on the recommendation of the CEO. Actual grants for such individuals are based on individual performance, competitive total compensation amounts, internal equity pay considerations, the potential impact on stockholder dilution and FAS 123R compensation expense. The Committee follows a grant practice of tying equity awards to its annual year-end review of individual performance and its assessment of Company performance. Accordingly, it is expected that any equity awards to the named executive officers will be made on an annual basis following the press release of the Company's year end financials.

Fiscal Year 2007 Awards – On February 27, 2007, the Committee awarded the CEO a stock bonus of 25,000 shares of common stock (of which, 10,150 shares were withheld to cover the withholding taxes applicable to the issuance of the shares). The stock award was based on the CEO's performance for fiscal year 2006. In addition, the other named executive officers each received a stock option grant for 15,000 shares of common stock on February 27, 2007. Each option grant will vest as to 20% of the option shares upon completion of one year of service measured from the grant date and the remainder will vest in successive equal monthly increments over the next four years of continued service thereafter. The exercise price for these stock options was the Company's fair market value on date of grant.

Fiscal Year 2008 Awards – On February 27, 2008, the Committee awarded the CEO a stock bonus of 27,500 shares of common stock (of which, 11,165 shares were withheld to cover the withholding taxes applicable to the issuance of the shares). The stock award was based on the CEO's performance for fiscal year 2007. In addition, the other named executive officers each received a stock option grant for 20,000 shares of common stock on February 27, 2008. Each option grant will vest as to 20% of the option shares upon completion of one year of service measured from the grant date and the remainder will vest in successive equal monthly increments over the next four years of continued service thereafter. The exercise price for these stock options was the Company's fair market value on date of grant.

It is the Committee's belief that such stock bonuses and stock option grants are essential to the retention of the named executive officers and crucial to the long-term financial success of the Company. The vesting schedules for the option grants provide a meaningful incentive for the named executive officer to remain in the Company's service. These equity awards also serve as an important vehicle to achieve the Committee's objective of aligning management and shareholder interests.

<u>**Other Benefits**</u>

In General – The named executive officers are offered the same benefits that are provided to other employees and are not offered any additional benefits or perquisites, except that Mr.

Weinstein is provided with a monthly car allowance of $750 pursuant to the terms of his employment agreement.

Deferred Compensation– Named executive officers, together with all other eligible employees of the Company, can defer a portion of their compensation under the Bio-Imaging Technologies, Inc. Employees Savings Plan (401K), a tax-qualified defined contribution plan covering a broad spectrum of the Company's employees.

Other Benefits - All eligible employees, including named executive officers, are eligible to receive standard health, disability and life insurance, and professional development benefits.

Executive Retention Agreement and CEO Employment Agreement

Executive Retention Agreement - On March 1, 2006, the Board of Directors entered into an amended form of executive retention agreement with the named executive officers and certain other officers of the Company. The agreement generally provides for payments of up to 18 months salary, except for the CEO which is up to 24 months, and a prorated bonus in the event that the named executive officer is terminated in connection with a change of control transaction. In addition, each unvested stock option or other equity award will vest immediately upon a change in control transaction. Each executive retention agreement is either reviewed annually or in connection with the renewal of the executive's employment agreement. The executive retention agreement has been designed to provide a level of financial security to the named executive officers that will assure their continued attention and commitment to the strategic business objectives of the Company, even in change in control situations where their continued employment may be uncertain. The severance benefits payable in connection with a change in control provide financial protection against any potential loss of employment that might otherwise occur as a result of an acquisition of the Company and will allow the executive officers to focus their attention on acquisition proposals that are in the best interests of the stockholders, without undue concern as to their own financial situation. We also believe the single trigger vesting acceleration of their equity awards upon a change in control is justified because those awards are designed to serve as the primary vehicle for the executive officers to accumulate financial resources for retirement, and a change in control event is an appropriate liquidation point for awards intended for such purpose. The Company does not provide the executive officers with any defined benefit pension plan or supplemental executive retirement plan, and the only other opportunities for the accumulation of retirement funds is through the limited deferral opportunities provided under the Company's 401(k) savings plan..

CEO Employment Agreement – The Company has an existing employment agreement with the CEO for a three year term, beginning as of March 1, 2006 and ending on February 28, 2009. The principal terms of the employment agreement are also summarized in the section of the proxy statement entitled "Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

Tax Deductibility of Compensation

Under federal tax laws, a publicly-held company such as the Company is not allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1.0 million per covered officer in any year. The limitation applies only to compensation that is not performance based. Non-performance based compensation paid to the Company's covered executive officers for 2007 did not exceed the $1.0 million limit per officer, and the Committee does not anticipate that the non-performance based compensation to be paid to the Company's executive officers for the 2008 year will exceed that limit. To qualify for an exemption from the $1.0 million deduction limitation, the stockholders approved an amendment to the Company's 2002 Stock Incentive Plan that imposed a limit on the maximum number of shares of common stock for which any one participant may be granted stock options per calendar year. As a result of that limitation, the compensation deemed paid to an executive officer in connection with the exercise of options granted under the 2002 Plan after that date with an exercise price equal to the fair market value of the option shares on the grant date should in most instances qualify as performance-based compensation that will not be subject to the $1.0 million limitation.

However, the Committee believes that it is establishing the cash and equity incentive compensation programs for the Company's executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Committee may deem it appropriate to provide one or more executive officers with the opportunity to earn incentive compensation, whether through cash bonus programs tied to the Company's financial performance, or equity incentive grants tied to the executive officer's continued service (such as service-vesting restricted stock or restricted stock unit awards), which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. The Committee believes it is important to maintain cash and equity incentive compensation at the requisite level to attract and retain the executive officers essential to the Company's financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

COMPENSATION COMMITTEE REPORT

The Committee has reviewed the Compensation Discussion and Analysis and discussed that Analysis with management. Based on its review and discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report on Form 10-K and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

By the Compensation Committee of the Board of Directors of
Bio-Imaging Technologies, Inc.

/s/ James A. Taylor, Ph.D.
James A. Taylor, Ph.D.
Compensation Committee Chairman

/s/ Jeffrey H. Berg, Ph.D.
Jeffrey H. Berg, Ph.D.
Compensation Committee Member

/s/ Paula B. Stafford
Paula B. Stafford
Compensation Committee Member

EXECUTIVE OFFICERS

The following table identifies our current executive officers:

Name	Age	Capacities in Which Served	In Current Position Since
Mark L. Weinstein[1]	55	President and Chief Executive Officer	February 1998
Ted I. Kaminer[2]	49	Senior Vice President and Chief Financial Officer	February 2003
David A. Pitler[3]	53	Senior Vice President, Operations	December 2003
Colin G. Miller, Ph.D.[4]	47	Senior Vice President, Medical Affairs	December 2003

---

(1) Mr. Weinstein assumed the responsibilities of Chief Financial Officer of Bio-Imaging from January 31, 2001 to February 18, 2003, in addition to serving as our President and Chief Executive Officer.

(2) Mr. Kaminer joined Bio-Imaging in February 2003 as our Senior Vice President and Chief Financial Officer. Prior to joining Bio-Imaging, from May 2002 to February 2003, Mr. Kaminer served as Chief Financial Officer and Vice President of ION Networks Inc., and from October 2000 to April 2002, Mr. Kaminer was an independent consultant. From March 1998 to September 2000, Mr. Kaminer served as Senior Vice President of Finance and Chief Financial Officer of CMPExpress. Previously, he spent twelve years with various investment banking firms in the corporate finance area. Mr. Kaminer received his BS from Cornell University and an MBA in finance from The Wharton School, University of Pennsylvania.

(3) Mr. Pitler joined Bio-Imaging in March 2000 as our Vice President of Operations. In December 2003, Mr. Pitler was appointed Senior Vice President of Operations. In November 2000, Mr. Pitler was appointed an executive officer of Bio-Imaging. Mr. Pitler spent four years, from April 1996 until February 2000, at Medical Economics Company, an international health care information company and wholly-owned division of The Thomson Corporation, as Vice President of Production and formerly as Vice President of Integration. From 1981 to 1996, Mr. Pitler held various positions with information processing companies. Mr. Pitler received his Bachelor's degree from Colgate University.

(4) Dr. Miller joined Bio-Imaging in May 1999 as our Vice President of Business Development when we acquired Bona Fide Ltd. In February 2006, Dr. Miller was appointed Senior Vice President of Medical A'ffairs. From December 2003 to February 2006, Dr. Miller was Senior Vice President of Business Development. In November 2000, Dr. Miller was appointed an executive officer of Bio-Imaging. Dr. Miller was the Director of Clinical Services at Bona Fide Ltd. from February 1994 until May 1999. Prior to his position at Bona Fide Ltd., Dr. Miller spent 10 years with various pharmaceutical companies and medical facilities in the clinical research area. Dr. Miller received his Bachelor's degree from University of Sheffield and his Ph.D. from University of Hull.

None of our executive officers are related to any other executive officer or to any director of Bio-Imaging. Our executive officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

The following Summary Compensation Table sets forth information concerning compensation earned for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2005, 2006 and 2007 Our Chief Executive Officer and each of our two other executive officers whose total compensation for the 2007 fiscal year exceeded $100,000 (collectively, the Named Executive Officers). No other executive officers who would have been otherwise includable in such table on the basis of their total compensation for the 2007 fiscal year have been excluded by reason of their termination of employment or change in executive status during that year.

Summary Compensation Table

Name	Year	Salary	Bonus	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
			(a)	(b)	(c)			(d)	
Mark L. Weinstein	2007	$329,461	$193,500	$202,000	--	--	--	--	$724,961
President, Chief	2006	$302,289	$152,500	$201,500	--	--	--	$65,000	$721,289
Executive Officer	2005	$288,500	$100,000	$80,750	--	--	--	--	$469,250
Ted I. Kaminer	2007	$235,569	$120,000	--	$57,450	--	--	--	$413,019
Sr. Vice President,	2006	$212,493	$86,400	--	$29,250	--	--	--	$328,143
Chief Financial Officer	2005	$194,636	$78,640	--	--	--	--	--	$273,276
David A. Pitler	2007	$205,385	$105,000	--	$57,450	--	--	--	$367,835
Sr. Vice President,	2006	$182,288	$74,000	--	$29,250	--	--	--	$285,538
Operations	2005	$168,231	$68,000	--	--	--	--	--	$236,231
Colin G. Miller, Ph.D.	2007	$187,231	$95,000	--	$57,450	--	--	--	$339,681
Sr. Vice President,	2006	$173,192	$70,000	--	$29,250	--	--	--	$272,442
Medical Affairs	2005	$163,231	$66,000	--	--	--	--	--	$229,231

(a) The bonuses earned in the year stated were paid in March of the following year.

(b) This column reflects the compensation cost recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005, in accordance with SFAS 123R, with respect to outstanding restricted stock unit awards, whether the awards were made in those fiscal years or any earlier fiscal year. The reported amounts are based on the grant date fair value of each restricted stock unit award and have not been adjusted for the potential impact of estimated forfeitures. The SFAS 123(R) grant date fair value of each restricted stock unit awarded, as follows: $8.08 per unit for the award made in 2007, $8.06 per unit for the award made in 2006 and $3.23 per unit for the award made in 2005.

(c) This column reflects the compensation cost recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005, in accordance with SFAS 123(R), with respect to outstanding stock option awards, whether the awards were made in those fiscal years or any earlier fiscal year. The reported amounts are based on the grant date fair value of each of these options and have not been adjusted for the potential impact of estimated forfeitures. Assumptions used in the calculation of the SFAS 123(R) cost are included in Note 7.of the Notes to Consolidated Financial Statements in our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2008. The SFAS 123(R) grant date fair value of each stock option was as follows: $3.83 per stock option for the awards made in 2007 and $1.95 per stock option for the awards made in 2006.

(d) Represents a special sign-on bonus paid to our CEO in connection with his employment agreement on March 1, 2006. In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits have been omitted in those instances where such perquisites and other personal benefits constituted less than $10,000 for the Named Executive Officer for the fiscal year.

Grants of Plan-Based Awards in 2007 Table

The following table sets forth summary information regarding all grants of plan-based awards made to the Named Executive Officers during the year ended December 31, 2007. As of the end of 2007, none of the Named Executive Officers held any equity incentive awards subject to performance vesting requirements, and no non-equity incentive awards were made during the 2007 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
											(a)
Mark L. Weinstein	02/27/2007	--	--	--	--	--	--	25,000	--	--	$202,000
Ted I. Kaminer	02/27/2007	--	--	--	--	--	--	--	15,000	$8.06	$57,450
David A. Pitler	02/27/2007	--	--	--	--	--	--	--	15,000	$8.06	$57,450
Colin G. Miller, Ph.D.	02/27/2007	--	--	--	--	--	--	--	15,000	$8.06	$57,450

(a) This represents the full grant date fair value of the stock bonus awarded to the CEO and the stock options awarded to the other Named Executive Officers, as determined in accordance with SFAS 123R. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the award's vesting schedule. For the award to Mr. Weinstein, the grant date fair value was calculated using the closing price of BITI on the grant date of $8.08. For the stock options, the grant date fair value was calculated using the Black Scholes value on the grant date of $3.83. For additional information on the valuation assumptions, refer to included in Note 7 of the Notes to Consolidated Financial Statements in our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2008.

Outstanding Equity Awards at 2007 Fiscal Year-End Table

The following table sets forth summary information regarding the outstanding equity awards held by the Named Executive Officers at December 31, 2007. As of the end of the 2007 fiscal year, none of the Named Executive Officers held any unearned equity incentive plan awards subject to performance vesting requirements.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested ($)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
									(a)
Mark L. Weinstein	150,000	--	--	$0.63	04/15/2008	--	--	25,000	$202,000
	150,000	--	--	$0.72	02/01/2010	--	--	--	--
	10,000	--	--	$0.66	12/31/2010	--	--	--	--
	10,000	--	--	$0.72	03/31/2011	--	--	--	--
	10,000	--	--	$1.00	06/30/2011	--	--	--	--
	20,000	--	--	$0.80	09/30/2011	--	--	--	--
Ted I. Kaminer	76,000	--	--	$3.05	02/06/2013	--	--	--	--
	25,000	--	--	$7.03	02/09/2014	--	--	--	--
	5,250	9,750 [(b)]	--	$4.00	03/01/2013	--	--	--	--
	--	15,000[(c)]	--	$8.06	02/27/2014	--	--	--	--
David A. Pitler	55,000	--	--	$1.28	03/06/2010	--	--	--	--
	10,000	--	--	$0.77	11/07/2010	--	--	--	--
	20,000	--	--	$1.10	11/06/2011	--	--	--	--
	20,000	--	--	$2.80	02/05/2013	--	--	--	--
	25,000	--	--	$7.03	02/09/2014	--	--	--	--
	5,250	9,750[(b)]	--	$4.00	03/01/2013	--	--	--	--
	--	15,000[(c)]	--	$8.06	02/27/2014	--	--	--	--
Colin G. Miller	11,000	--	--	$0.63	05/17/2009	--	--	--	--
	25,000	--	--	$0.77	11/07/2010	--	--	--	--
	20,000	--	--	$1.10	11/06/2011	--	--	--	--
	10,000	--	--	$2.80	02/05/2013	--	--	--	--
	17,500	--	--	$7.03	02/09/2014	--	--	--	--
	5,250	9,750[(b)]	--	$4.00	03/01/2013	--	--	--	--
	--	15,000[(c)]	--	$8.06	02/27/2014	--	--	--	--

(a) Market value based on $8.08 fair value of the Company's common stock at December 31, 2007.

(b) Each of these options was granted on March 1, 2006 and vested as to 20% of the option shares upon completion of one year of service measured from that grant date. The option will vest as to the remainder of the option shares in successive equal monthly increments over the next four years of continued service thereafter.

(c) Each of these options will vest as to 20% of the option shares upon completion of one year of service measured from the February 27, 2007 grant date, and the remainder will vest in successive equal monthly increments over the next four years of continued service thereafter.

Option Exercises and Stock Vested Table for Fiscal 2007

The following table summarizes the option exercises and vesting of stock awards for each of the Named Executive Officers for the year ended December 31, 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (b)
Mark L. Weinstein	--	--	25,000	$201,500
Ted I. Kaminer	24,000	$134,060	--	--
David A. Pitler	33,000	$208,815	--	--
Colin G. Miller, Ph.D.	36,000	$255,823	--	--

(a) Value realized is determined by multiplying (i) the amount by which the market price of the common stock on the date of exercise exceeded the exercise price by (ii) the number of shares for which the option was exercised

(b) Value realized is determined by multiplying (i) the market price of the common stock on the applicable vesting date by (ii) the number of shares that vested on that date.

Pension Benefits Table

The Company does not have any defined benefit pension plans.

Nonqualified Deferred Compensation Table

The Company does not have any nonqualified deferred compensation.

Employment Contracts, Termination of Employment, and Change-in-Control Arrangements

On March 1, 2006, our board of directors approved the amended and restated employment agreement with Mark Weinstein, President and Chief Executive Officer of the Company. This agreement is for a three year term, beginning as of March 1, 2006 and ending on February 28, 2009. The terms and conditions of the employment agreement provide: (i) an annual base salary of $305,000, subject to periodic increase at the discretion of the Compensation Committee (Mr. Weinstein's current base salary for fiscal 2008 is $370,000) in addition to certain benefits and perquisites; (ii) bonuses in amounts that are to be determined by the Compensation Committee in accordance with the Company's management incentive policy; (iii) incentive compensation awards under the Company's incentive compensation plans on a basis commensurate with his position and responsibility; (iv) a car allowance not to exceed $750.00 per month; (v) an election during any year of employment to defer up to 100% of amounts received pursuant to the Company's management incentive policy into a non-qualified deferral plan; (vi) continuation of annual salary payments for a period of 120 days after his termination of employment, in the event his employment is terminated by the Company for reasons other than cause, death or disability; and (vii) payment of a $65,000 bonus upon execution of the agreement.

On February 6, 2003, we executed an employment agreement with Mr. Kaminer for an initial term of one-year, which automatically renews each year unless otherwise terminated by our Board of Directors. The terms and conditions of the employment agreement are: (i) an annual base salary of $175,000, subject to periodic increase at the discretion of the Compensation Committee (Mr. Kaminer's current base salary for fiscal 2008 is $270,000) in addition to certain benefits and perquisites; (ii) incentive compensation awards under our incentive compensation plans on a basis commensurate with his position and responsibility; (iii) an option to purchase 100,000 shares of our Common Stock, with an exercise price of $3.05 per share, the fair market value of our Common Stock on the date of the execution of his employment agreement; and (iv) continuation of annual salary payments for a period of 180 days after his termination of employment, in the event his employment is terminated by the Company for reasons other than cause, death or disability.

On November 10, 2004, our board of directors approved executive retention agreements for our Named Executive Officers. On March 1, 2006, our board of directors approved an amended form of executive retention agreement for the Named Executive Officers and certain other officers of the Company. This agreement generally provides for payments of up to 18 months salary and bonus, except for our President and Chief Executive Officer which is up to 24 months, in the event that the executive's employment is terminated in connection with a change of control transaction. In addition, any outstanding unvested stock options or other equity awards held by the Named Executive Officers would become fully vested on the change in control date. Each executive retention agreement is either reviewed annually or in connection with the renewal of the executive's employment agreement.

The following table shows the potential incremental payments to the Named Executive Officers in the event of their termination in connection with a change in control of the Company. All values reflected in the table assume a termination date of December 31, 2007; and where applicable reflect the closing price of the Company's common stock on that day of $8.08. All amounts reflect the maximum incremental value to each of the Named Executive Officers in the event of a termination in connection with a change in control on December 31, 2007. No incremental value is payable to the Named Executive Officers in the event of termination for cause or voluntary termination, although all unvested options and other equity awards will vest on an accelerated basis upon a change in control of the Company.

Name	Cash Severance	Unvested Restricted Stock (a)	Unvested Stock Options (b)	Total
Mark L. Weinstein	$1,005,000	$202,000	--	$1,207,000
Ted I. Kaminer	$540,000	--	$40,080	$580,080
David A. Pitler	$472,500	--	$40,080	$512,580
Colin G. Miller, Ph.D.	$427,500	--	$40,080	$467,580

(a) Unvested restricted stock or restricted stock unit awards and unvested stock options will vest immediately upon a change in control, whether or not the Named Executive Officer's employment terminates at that time.

(b) Represents the intrinsic value of the restricted stock or stock options that vest on an accelerated basis upon the change in control and is calculated by multiplying (i) the amount by which the fair market value per share at that time exceeds the exercise price (if any) payable per share by the (ii) the number of shares which vest on an accelerated basis.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to shares of our common stock that may be issued under our existing equity compensation plans

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Outstanding Options (2)	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans that have been approved by security holders	1,627,729	$3.31	496,713(3)
Equity compensation plans not approved by security holders	--	--	--
Total	1,627,729	$3.31	496,713(3)

(1) Includes (i) 728,675 options outstanding under the 2002 Plan, as amended and restated on May 11, 2005, (ii) 961,687 options outstanding under the 1991 Plan and (iii) 30,000 shares subject to restricted stock units outstanding under the 2002 Plan.

(2) Calculated without taking into account the 30,000 shares of common stock subject to outstanding restricted stock units that become issuable at a designated time following the vesting of those units vest, without any cash consideration or other payment required for such shares.

(3) Represents shares of our Common Stock issuable pursuant to the 2002 Plan, as amended and restated on May 11, 2005. Shares reserved for issuance under the 2002 Plan may be issued upon the exercise of stock options or through direct stock issuances or pursuant to restricted stock units that vest upon the attainment of prescribed performance milestones or the completion of designated service periods. For further information concerning the 2002 Plan, see the Proposal: Approval of Amendment of the 2002 Stock Incentive Plan, as amended and restated. We do not intend to grant any additional options or other equity awards under the 1991 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There are, as of March 28, 2008, 101 holders of record and approximately 1,700 beneficial holders of our Common Stock. The following table sets forth certain information, as of March 28, 2008, with respect to holdings of our Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of the total number of shares of our Common Stock outstanding as of such date, (ii) each of our directors (which includes all nominees), and Named Executive Officers, and (iii) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table or for shares of our common stock held in brokerage accounts, which may from time to time, together with other securities held in those accounts, serve as collateral for margin loans made from such accounts, none of the shares reported as beneficially owned are currently pledged as security for any outstanding loan or indebtedness.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
(i) Certain Beneficial Owners:		
Covance Inc. 210 Carnegie Center Princeton, New Jersey 08540	2,355,000	16.5%
Nicusa Capital Partners LP 17 State Street, 16th Floor New York, NY 10004	1,030,028 [3]	7.2%
Royce & Associates LLC. 1414 Avenue of the Americas New York, New York 10019	800,623 [3]	5.6%
Landmark Advisors, LLC 408 West 14th Street New York, New York 10014	713,162 [3]	5.0%
(ii) Directors, Nominees, and Named Executive Officers:		
Mark L. Weinstein	451,326 [4]	3.1%
Ted I. Kaminer	107,250 [5]	*
Colin G. Miller, Ph.D.	97,950 [6]	*
David A. Pitler	141,250 [7]	1.0%
Jeffrey H. Berg, Ph.D.	113,250 [8]	*
Richard F. Cimino	--	--
E. Martin Davidoff, CPA, Esq	41,930 [9]	*
David E. Nowicki, D.M.D.	182,621 [10]	1.3%
David M. Stack	104,720 [11]	*
Paula B. Stafford	83,100 [12]	*
James A. Taylor, Ph.D.	92,000 [13]	*
(iii) All directors and executive officers as a group (11 persons)	1,415,397 [4][5][6][7][8][9][10][11][12][13]	9.3%

* Less than 1%

(1) Except as otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the persons named. Except as otherwise indicated, the address of each beneficial owner is c/o Bio-Imaging Technologies, Inc. 826 Newtown-Yardley Road, Newtown, PA 18940.

(2) Applicable percentage of ownership is based on 14,238,300 shares of Common Stock outstanding, plus any Common Stock equivalents and options or warrants held by such holder, which are presently exercisable or will become exercisable within 60 days after March 28, 2008.

(3) Such information is based upon our review of a Schedule 13G or Schedule 13F filed by the holder with the SEC for the period ended December 31, 2007.

(4) Includes 200,000 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within 60 days after March 28, 2008.

(5) Represents 107,250 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within 60 days after March 28, 2008. Excludes 39,750 shares of Common Stock underlying options which become exercisable over time after such period.

(6) Includes 82,750 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within 60 days after March 28, 2008. Excludes 39,750 shares of Common Stock underlying options which become exercisable over time after such period.

(7) Includes 131,250 shares of Common Stock issuable pursuant to presently exercisable options or options which will be exercisable within 60 days after March 28, 2008. Excludes 39,750 shares of Common Stock underlying options which become exercisable over time after such period.

(8) Includes 92,059 shares of Common Stock issuable pursuant to presently exercisable options or options which will be exercisable within 60 days after March 28, 2008. Includes 5,000 shares of common stock that will become issuable within 60 days after March 28, 2008 pursuant to restricted stock units held by such individual were he or she to resign from the Board of Directors as of that date.

(9) Includes 30,000 shares of Common Stock issuable pursuant to presently exercisable options or options which will be exercisable within 60 days after March 28, 2008. Includes 5,000 shares of common stock that will become issuable within 60 days after March 28, 2008 pursuant to restricted stock units held by such individual were he or she to resign from the Board of Directors as of that date.

(10) Includes 54,913 shares of Common Stock owned by Dr. Nowicki in his individual retirement account, 71,571 shares of Common Stock owned by Dr. Nowicki in his 401(k) account and 4,887 shares of Common Stock owned by his wife. Includes 46,250 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within 60 days after March 28, 2008. Includes 5,000 shares of common stock that will become issuable within 60 days after March 28, 2008 pursuant to restricted stock units held by such individual were he or she to resign from the Board of Directors as of that date.

(11) Includes 78,720 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within 60 days after March 28, 2008. Includes 5,000 shares of common stock that will become issuable within 60 days after March 28, 2008 pursuant to restricted stock units held by such individual were he or she to resign from the Board of Directors as of that date.

(12) Includes 71,250 shares of Common Stock issuable pursuant to presently exercisable options or options which will be exercisable within 60 days after March 28, 2008. Includes 5,000 shares of common stock that will become issuable within 60 days after March 28, 2008 pursuant to restricted stock units held by such individual were he or she to resign from the Board of Directors as of that date.

Ms. Stafford is the Executive Vice President of Global Data Management within the Clinical Research Organization of Quintiles Transnational Corp. Quintiles Transnational Corp. claims beneficial ownership and sole investment power of the 188,549 shares of Common Stock held by Pharma Bio Development, Inc., and disclaim beneficial ownership of any shares held by Ms. Stafford. In addition, Ms. Stafford disclaims beneficial ownership of any shares held by Pharma Bio Development Inc.

(13) Includes 73,250 shares of Common Stock issuable pursuant to presently exercisable options or options which will be exercisable within 60 days after March 28, 2008. Includes 5,000 shares of common stock that will become issuable within 60 days after March 28, 2008 pursuant to restricted stock units held by such individual were he or she to resign from the Board of Directors as of that date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 13, 1994, Bio-Imaging and Covance Inc. entered into an agreement whereby Covance purchased: (i) 2,355,000 shares of our Common Stock; (ii) a warrant to purchase 250,000 shares of our Common Stock with an initial exercise price of $1.25 per share; and (iii) a warrant to purchase 250,000 shares of our Common Stock with an initial exercise price of $1.50 per share (the "Warrants"), for an aggregate purchase price of $1,819,500. The Warrants expired on October 13, 1998 without being exercised. Pursuant to the above agreement, we have agreed to take all actions necessary to nominate and cause the election to the Board of Directors of up to three designees of Covance, Inc. Covance, Inc. has designated Mr. Cimino to serve on our Board of Directors for the 2008 fiscal year.

PROPSAL 2: APPROVAL OF AMENDMENT TO THE 2002 STOCK INCENTIVE PLAN, AS AMENDED AND RESTATED

The stockholders are being asked to vote on a proposal to approve an amendment to the 2002 Stock Incentive Plan, as previously amended and restated effective May 11, 2005 (the "2002 Plan"). The amendment that is the subject of this Proposal was adopted by our board of directors on March 5, 2008, subject to stockholder approval at the 2008 Annual Meeting.

We believe that equity-based incentives in the form of stock option grants and other stock-based awards have played a pivotal role in our efforts to attract and retain the key personnel essential to our long-term growth and financial success. The proposed amendment to 2002 Plan will effect certain changes needed in order for us to remain competitive in the marketplace for executive talent and other key employees.

The principal changes that will be made by the proposed amendment may be summarized as follows:

(i) The number of shares of Common Stock reserved for issuance under the 2002 Plan will be increased by an additional 1,000,000 shares.

(ii) The maximum number of shares for which options may be granted in the aggregate under the 2002 Plan in any fiscal year will be increased from two percent to three percent of (A) the total number of shares of our Common Stock actually outstanding at the start of that fiscal year plus (ii) any additional shares of our Common Stock newly issued in that year as a result of new investments in the Company (including exercises of outstanding options under the 2002 Plan) or our acquisitions of other companies or enterprises for consideration payable in our Common Stock.

(iii) The 50,000 share limitation on the maximum number of shares for which restricted stock or restricted stock unit awards may be made under the 2002 Plan will be clarified so that such limit applies on a per person, per calendar year basis, thereby allowing restricted stock or restricted stock units covering up to 50,000 shares of Common Stock to be made per recipient each calendar year.

(iv) Certain technical revisions to the 2002 Plan will be made to reflect recent changes in applicable tax and accounting rules.

Summary Description of 2002 Plan

The principal terms and provisions of the 2002 Plan, as amended and restated to include the changes which would be effected by the amendment that is the subject of this Proposal, are summarized below. The summary, however, is not intended to be a complete description of all the terms of the 2002 Plan as so amended and is qualified in its entirety by reference to the complete text of the 2002 Plan. Any stockholder who wishes to obtain a copy of the actual plan documents may do so upon written request to Investor Relations at our principal offices at 826 Newtown-Yardley Road, Newtown, PA 18940.

Administration. The compensation committee of our board of directors will have the exclusive authority to make option grants and other awards under the 2002 Plan with respect to option grants and other awards made to our executive officers and board members and will also have the authority to grant options or other awards to all other eligible individuals. However, our board of directors may at any time appoint a secondary committee of one or more board members to have separate but concurrent authority with the compensation committee to make option grants or other awards to individuals other than executive officers and board members. In addition, our board of directors may delegate to one or more executive officers of the Company the power to make option grants under the 2002 Plan to one or more employees and to exercise such other powers under the 2002 Plan as the board may determine. However, either our board of directors or the compensation committee will fix the terms of the option grants to be made by such executive officers (including the formula by which such exercise price is to be determined and the applicable vesting schedules) and the maximum number of shares for which the executive officers may grant such options. In no event, however, will such executive officers be authorized to make option grants to any executive officer or board member.

The term "plan administrator," as used in this summary, will mean our compensation committee, any secondary committee or any executive officer to whom administrative authority is delegated, to the extent each such entity or individual is acting within the scope of the administrative authority conveyed to such entity or individual under the 2002 Plan.

Eligibility. Executive officers and employees, as well as independent consultants and contractors, in our employ or in the employ of our parent or subsidiary companies (whether now existing or subsequently established) will be eligible to participate in the 2002 Plan. The non-employee members of our board of directors or of the board of directors of one or more of our parent or subsidiary companies will also be eligible to participate. As of March 31, 2008, approximately 455 persons (including four executive officers and six non-employee board members) were eligible to receive option grants and other awards under the 2002 Plan.

Securities Subject to 2002 Plan. If the proposed amendment is approved by our stockholders, then 2,638,208 shares of our Common Stock will be reserved for issuance over the term of the plan. Such share reserve will be comprised of (i) the number of shares of our Common Stock which remained available for issuance under the 2002 Plan on May 11, 2005 (the date of the 2005 Annual Stockholders Meeting at which the 2005 restatement of the plan was approved), including the portion of those shares subject to options outstanding under the plan on such date, plus (ii) the additional 1,000,000 share increase that is part of this Proposal.

As of March 31, 2008, options for 1,134,700 shares were outstanding under the 2002 Plan, restricted stock units covering an additional 30,000 shares were also outstanding, 1,419,622 shares had been actually issued under the plan and an additional 280,378 shares remained available for future grant, exclusive of the 1,000,000 share increase which forms part of this proposal. Stockholder approval of this Proposal will not affect the stock options or restricted stock units currently outstanding under the 2002 Plan, and those awards will remain outstanding in accordance with their terms.

As of March 31, 2008, the total number of options outstanding under all of our plans was 1,624,229 shares, with a weighted average exercise price of $4.08 per share and a weighted average expiration term of 4.83 years. There were a total of 30,000 shares subject to outstanding restricted stock units under all our plans as of that date.

The maximum number of shares for which stock options may be granted in the aggregate under the 2002 Plan in any fiscal year, beginning with the fiscal year ending December 31, 2008, will be limited to three percent (3%) of (i) the total number of shares of our Common Stock actually outstanding at the start of that fiscal year plus (ii) any additional shares of our Common Stock newly issued in that year as a result of new investments in the company (including exercises of outstanding options under the 2002 Stock Incentive Plan) or our acquisitions of other companies or enterprises for consideration payable in our Common Stock.

No participant in the 2002 Plan may receive option grants or other awards for more than 200,000 shares of our Common Stock in the aggregate in any calendar year, subject to adjustment for subsequent stock splits, stock dividends and similar transactions. In addition, the maximum number of shares of our Common Stock for which any one person may be awarded restricted stock or restricted stock units in any calendar year is limited to 50,000 shares, subject to adjustment for subsequent stock splits, stock dividends and similar transactions. The shares subject to those restricted stock or restricted stock unit awards may vest upon the attainment of designated performance goals or the satisfaction of specified service requirements.

Stockholder approval of this Proposal will also constitute re-approval of both the 200,000 share limitation and the 50,000 share limitation for purposes of Internal Revenue Code Section 162(m). The 200,000 share limitation will assure that any deductions to which we would otherwise be entitled, either upon the exercise of stock options with an exercise price per share equal to the fair market value per share of the Common Stock on the grant date or upon the subsequent sale of the shares purchased under those options, will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m). The 50,000 share limitation will allow any shares issued pursuant to restricted stock or restricted stock unit awards made under the 2002 Plan to qualify as performance-based compensation that is not subject to the Section 162(m) limitation, if the issuance of those shares is approved by the Compensation Committee and the vesting is tied to the attainment of one or more of the performance milestones discussed below.

The shares of Common Stock issuable under the 2002 Plan may be drawn from shares of our authorized but unissued Common Stock or from shares of our Common Stock that we acquire, including shares purchased on the open market or in private transactions.

Shares subject to any outstanding awards under the 2002 Plan that expire or otherwise terminate prior to the issuance of the shares subject to those awards will be available for subsequent award under the plan. Any unvested shares issued under the 2002 Plan that are subsequently forfeited or that we repurchase, at a price not greater than the original issue price paid per share, pursuant to our repurchase rights under the plan will be added back to the number of shares reserved for issuance under the plan and will accordingly be available for subsequent issuance.

There will be no net counting provisions in effect under the 2002 Stock Incentive Plan. Accordingly, the following share counting procedures will apply:

- Should the exercise price of an option be paid in shares of our Common Stock, then the number of shares reserved for issuance under the plan will be reduced by the gross number of shares for which that option is exercised, and not by the net number of new shares issued under the exercised option.

- Should shares of Common Stock otherwise issuable under the plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise of an option or the vesting or issuance of shares acquired under the plan, then the number of shares of Common Stock available for issuance under the plan will be reduced by the full number of shares 'issuable under the exercised option or the total number of shares vesting or issued, calculated in each instance prior to any such share withholding.

Discretionary Grant Program. The plan administrator will have complete discretion to determine which eligible individuals are to receive stock options under the 2002 Plan, the time or times when those options are to be granted, the number of shares subject to each such grant, the vesting schedule (if any) to be in effect for the option, the maximum term for which the granted option is to remain outstanding and the status of such option as either an incentive stock option or a non-statutory option under the federal tax laws. The plan administrator will also have the discretion to determine which eligible individuals may receive restricted stock or restricted stock unit awards s and the terms and conditions of each such award, (including, without limitation, the number of shares subject to each such award, subject to the maximum share limitation per person per calendar year, the applicable vesting schedule and any vesting acceleration provisions).

Each granted option will have an exercise price per share determined by the plan administrator, but the exercise price will not be less than one hundred percent of the fair market value of the option shares on the grant date. No option granted under the 2002 Plan on or after May 11, 2005 will have a term in excess of seven (7) years, although option grants made prior to that date have a maximum term of ten (10) years. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date. However, one or more options may be structured so that they will be immediately exercisable for any or all of the option shares. The shares acquired under such immediately exercisable options will be subject to repurchase by us, at the lower of the exercise price paid per share or the fair market value per share, if the optionee ceases service prior to vesting in those shares.

Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent exercisable for vested shares. The plan administrator will have complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

In order that the compensation attributable to one or more restricted stock or restricted stock unit awards under the 2002 Stock Plan may qualify as performance-based compensation which will not be subject to the $1 million limitation on the income tax deductibility of the compensation paid per executive officer which is imposed under Internal Revenue Code Section 162(m), the plan administrator will also have the discretionary authority to structure one or more such restricted stock or restricted stock unit awards so that the shares of Common Stock subject to those awards will vest only upon the achievement of certain pre-established corporate performance goals based on one or more of the following criteria: (1) return on total stockholder equity; (2) earnings per share; (3) net income or operating income (before or after taxes); (4) earnings before interest, taxes, depreciation and amortization; (5) earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, (6) sales or revenue targets; (7) return on assets, capital or investment; (8) cash flow; (9) market share; (10) cost reduction goals; (11) budget comparisons; (12) measures of customer satisfaction; (13) any combination of, or a specified increase in, any of the foregoing; (14) new product development or successful completion of research and development projects; and (15) the formation of joint ventures, research or development collaborations, or the completion of other corporate transactions intended to increase our revenue or profitability or enhance our customer base. In addition, such performance goals may be based upon the attainment of specified levels of our performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of our business units or divisions or any parent or subsidiary. Performance goals may include a minimum threshold level of performance below which no award will be earned, levels of performance at which specified portions of an award will be earned and a maximum level of performance at which an award will be fully earned.

The plan administrator may in its discretion also waive the forfeiture and cancellation of one or more unvested shares of Common Stock or restricted stock units which would otherwise occur upon the cessation of the recipient's service or the non-attainment of the performance objectives applicable to those shares or units. Any such waiver will result in the immediate vesting of the recipient's interest in the shares or units as to which the waiver applies. Such waiver may be effected at any time, whether before or after the recipient's cessation of service or the attainment or non-attainment of the applicable performance objectives. However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to shares which were intended at the time of issuance to qualify as performance-based compensation under Section 162(m), except in the event of certain changes in control or ownership or, with respect to awards made prior to January 1, 2009, certain involuntary terminations.

Repricing Prohibition. The plan administrator may not implement any of the following repricing programs without obtaining stockholder approval: (i) the cancellation of outstanding options in return for new options with a lower exercise price per share, (ii) the cancellation of outstanding options with exercise prices per share in excess of the then current fair market value per share of our Common Stock for consideration payable in our equity securities or (iii) the direct reduction of the exercise price in effect for outstanding options, other than in connection with certain changes in our capitalization as described in the "Changes in Capitalization" section below..

Option Grants. The following table sets forth, as to our Chief Executive Officer, our Chief Financial Officer and our other two executive officers with total compensation for the 2007 fiscal year in excess of $100,000 (collectively referred to herein as the "Named Executive Officers") and the other individuals and groups indicated, the number of shares of our Common Stock subject to option grants made under the 2002 Plan from January 1, 2007 through March 31, 2008, together with the weighted average exercise price per share in effect for such option grants.

Name and Position	Number of Shares Underlying Options Granted(#)	Weighted Average Exercise Price Per Share($)
Named Executive Officers:		
Mark L. Weinstein	--	--
Ted I. Kaminer	35,000	$7.87
Colin G. Miller, Ph.D.	35,000	$7.87
David A. Pitler	35,000	$7.87
All current executive officers as a group (4 persons)	105,000	$7.87
Non-Employee Directors:		
Jeffrey H. Berg, Ph.D.	--	--
Richard F. Cimino	--	--
E. Martin Davidoff, CPA, Esq.	--	--
David E. Nowicki, D.M.D.	--	--
David M. Stack	--	--
Paula B. Stafford	--	--
James A. Taylor, Ph.D.	--	--
All current non-employee directors as a group (7 persons)	--	--
All employees, including current officers who are not executive officers, as a group (approximately 44 persons)	217,500	$7.87

Stock Awards. The following table sets forth, as to each of the Named Executive Officers and the other individuals and groups indicated, the number of shares of our Common Stock subject to restricted stock or restricted stock unit awards made under the 2002 Plan from January 1, 2007 through March 31, 2008.

Name and Position	**Number of Shares Underlying Stock Award (#)**
Named Executive Officers:	
Mark L. Weinstein (1)	31,185
Ted I. Kaminer	--
Colin G. Miller, Ph.D.	--
David A. Pitler	--
All current executive officers as a group (4 persons)	31,185
Non-Employee Directors:	
Jeffrey H. Berg, Ph.D.	5,000
Richard F. Cimino	--
E. Martin Davidoff, CPA, Esq.	5,000
David E. Nowicki, D.M.D.	5,000
David M. Stack	5,000
Paula B. Stafford	5,000
James A. Taylor, Ph.D.	5,000
All current non-employee directors as a group (7 persons)	30,000
All employees, including current officers who are not executive officers, as a group	--

(1) 10,150 shares were withheld for taxes of the 25,000 shares awarded to Mr. Weinstein on February 27, 2007 and 11,165 shares were withheld for taxes of the 27,500 shares awarded to Mr. Weinstein on February 27, 2008.

New Plan Benefits

No stock options or other awards will be made under the 2002 Plan on the basis of the 1,000,000 share increase or the other amendments that are the subject of this Proposal, unless and until the stockholder approve this Proposal at the Annual Meeting.

General Provisions

Vesting Acceleration. In the event we should experience a change in control, the following special vesting acceleration provisions will be in effect for all options and other awards outstanding under the 2002 Plan:

(i) Each outstanding option will automatically accelerate in full upon a change in control, unless that option is assumed or otherwise continued in effect by the successor corporation or replaced with a cash retention program which preserves the spread existing at the time of the change in control on the unvested shares subject to the option (the excess of the fair market value of those shares over the exercise price payable for such shares) and provides for the subsequent vesting and payout of that spread in accordance with the same vesting schedule in effect for those shares.

(ii) All unvested shares will immediately vest upon a change in control, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect.

(iii) All unvested restricted stock unit awards will immediately vest upon a change in control, except to the extent assumed or otherwise continued in effect by the successor corporation or replaced with a cash retention program which preserves the fair market value of the underlying shares at the time of the change in control and provides for the subsequent vesting and payout of that value in accordance with the same vesting schedule in effect for those shares.

(iv) The plan administrator will have complete discretion to grant one or more options under the 2002 Plan which will become exercisable for all the shares in the event the individual's service with us or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction in which those options rights are assumed or otherwise continued in effect. Any unvested restricted stock or restricted stock unit awards under the 2002 Plan may also be structured to vest on an accelerated basis upon similar terms and conditions.

(iv) The plan administrator will have the discretion to structure one or more option grants under the 2002 Plan so that those options will immediately vest upon a change in control, whether or not the options are to be assumed or otherwise continued in effect. The plan administrator may also structure unvested restricted stock or restricted stock unit awards under the 2002 Plan so that those awards will in all events vest, and the underlying shares will become issuable, immediately upon a change in control.

(v) A change in control will be deemed to occur in the event (a) we are acquired by merger or asset sale, (b) there occurs a stockholder-approved sale, transfer or other disposition of all or substantially all of our assets, or (c) there occurs any transaction or series of related transactions pursuant to which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of our securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from us or the acquisition of outstanding securities held by one or more of our stockholders.

The acceleration of vesting in the event of a change in the ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Changes in Capitalization. In the event any change is made to the outstanding shares of our Common Stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares, spin-off transaction or other change in corporate structure effected without our receipt of consideration, or should the value of outstanding shares of our Common Stock be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, equitable adjustments will be made to: (i) the maximum number and/or class of securities issuable under the 2002 Plan; (ii) the maximum number and/or class of securities for which any one person may be granted stock options or other awards in the aggregate under the plan per calendar year, (iii) the maximum number and/or class of securities for which any one person be awarded restricted stock or restricted stock units under the plan per calendar year, (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option and (v) the number and/or class of securities subject to each outstanding restricted stock unit or other stock-based award under the plan and the cash consideration (if any) payable per share Such adjustments will be made by the plan administrator in such manner as it deems appropriate, and the adjustments will be final, binding and conclusive.

Valuation. The fair market value per share of our Common Stock on any relevant date under the 2002 Plan will be deemed to be equal to the closing selling price per share on that date on the Nasdaq Global Market. On March 31, 2008, the fair market value per share of our Common Stock determined on such basis was $7.01.

Stockholder Rights and Transferability. No optionee will have any stockholder rights with respect to the option shares until such optionee has exercised the option and paid the exercise price for the purchased shares. Options are not assignable or transferable other than by will or the laws of inheritance following optionee's death, and during the optionee's lifetime, the option may only be exercised by the optionee. However, the plan administrator may structure one or more non-statutory options under the 2002 Plan so that those options will be transferable during optionee's lifetime, by gift or pursuant to a domestic relations order, to one or more members of the optionee's family or to a trust established for the optionee and/or one or more such family members or to the optionee's former spouse..

A participant will have certain stockholder rights with respect to any unvested shares of Common Stock acquired upon the exercise of his or her options under the 2002 Plan. Accordingly, the participant will have the right to vote such shares and to receive dividends paid on such shares, but will not have the right to transfer such shares prior to vesting. A participant will not have any stockholder rights with respect to the shares of Common Stock subject to a restricted stock unit award until that award vests and the underlying shares of Common Stock are actually issued thereunder. However, one or more restricted stock unit awards may provide dividend equivalent rights with respect to the underlying shares.

Special Tax Election. The plan administrator may provide one or more participants in the 2002 Plan with the right to have us withhold a portion of the shares otherwise issuable to them individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise of their options or the vesting or issuance of the shares acquired under the plan. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of our Common Stock in payment of such withholding tax liability.

Amendment and Termination. Our board of directors may amend or modify the 2002 Plan at any time, subject to any stockholder approval requirements under applicable law or regulation or pursuant to the listing standards of the stock exchange on which our shares of Common Stock are at the time primarily traded. Unless sooner terminated by our board of directors, the 2002 Plan will terminate on the earliest of (i) January 13, 2012, (ii) the date on which all shares available for issuance under the plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership.

Summary of Federal Income Tax Consequences

The following is a summary of the Federal income taxation treatment applicable to us and the participants who receive awards under the 2002 Plan.

Option Grants. Options granted under the 2002 Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain other dispositions. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option for the shares involved in such sale or disposition is granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain recognized upon the disposition will be a capital gain.

If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the optionee as a result of the disposition. We will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Non-Statutory Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and we will be required to collect the withholding taxes applicable to such income from the optionee.

If the shares acquired upon exercise of the non-statutory option are unvested and subject to repurchase by us in the event of the optionee's termination of service prior to vesting in those shares, then the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when our repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the exercise price paid for the shares. The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for our taxable year in which such ordinary income is recognized by the optionee.

Direct Stock Issuances. The tax principles applicable to direct stock issuances under the 2002 Plan will be substantially the same as those summarized above for the exercise of non-statutory option grants.

Restricted Stock Units. No taxable income is recognized upon receipt of a restricted stock unit. The holder will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the holder. The amount of that income will be equal to the fair market value of the shares on the date of issuance, and we will be required to collect the withholding taxes applicable to such income from the holder. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued. The deduction will be allowed for the taxable year in which such ordinary income is recognized.

Deductibility of Executive Compensation. We anticipate that any compensation deemed paid by us in connection with the disqualifying disposition of incentive stock option shares or the exercise of non-statutory options will qualify as performance-based compensation for purposes of Internal Revenue Code Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain of our executive officers. Accordingly, the compensation deemed paid with respect to options granted under the 2002 Stock Incentive Plan should in most instances remain deductible by us without limitation under Section 162(m). However, any compensation deemed paid by us in connection with restricted stock awards or pursuant to restricted stock units will be subject to the $1 million limitation, unless the vesting of the shares is tied to one or more of the performance milestones described above.

Accounting Treatment. Pursuant to the accounting standards established by SFAS 123R we are required to recognize all share-based payments, including grants of stock options and restricted stock units, in our financial statements. Accordingly, stock options that are granted to our employees and non-employee directors are valued at fair value as of the grant date under an appropriate valuation formula, and that value is charged as stock-based compensation expense against our reported GAAP earnings over the designated service period. For shares issuable pursuant to restricted stock units awarded under the 2002 Plan, we are required to expense over the applicable service period compensation cost equal to the fair market value of the underlying shares on the date of the award. If any other shares are unvested at the time of their direct issuance, the fair market value of those shares at that time (less any cash consideration paid for those shares) will be charged to our reported earnings ratably over the applicable service period. Such accounting treatment for restricted stock unit awards and direct stock issuances will be applicable whether vesting is tied to service periods or performance goals. The issuance of a fully-vested stock bonus will result in an immediate charge to our earnings equal to the fair market value of the bonus shares on the issuance date.

Stock options granted to non-employee consultants will result in a direct charge to our reported earnings based on the fair value of the award as measured initially on the grant date and then as re-measured on the vesting date of each installment of the underlying shares. Accordingly, such charge will take into account the appreciation in the fair value of the grant over the period between the grant date and the vesting date of each installment comprising that grant.

The number of outstanding options will be a factor in determining our earnings per share on a fully-diluted basis.

Required Vote

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this Proposal is required for approval of the amendment to the 2002 Plan. Should such approval not be obtained, then the amendment that is the subject of this Proposal, including the proposed 1,000,000-share increase, will not be implemented. However, the 2002 Plan, as it existed immediately prior to the proposed amendment, will continue in full force and effect until its January 13, 2012 expiration date, and option grants and other equity awards may continue to be made under the plan until such expiration date or until the currently existing share reserve is issued

Recommendation of the Board of Directors

The Board believes that this proposal is in our best interests and in the best interests of our stockholders and recommends a vote FOR the approval of the proposed amendment to the 2002 Stock Incentive Plan, as amended and restated.

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Subject to stockholder approval, we have nominated PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008. PricewaterhouseCoopers also served as an independent registered public account firm for 2007. Neither the firm nor any of its members has any direct or indirect financial interest in or any connection with us in any capacity other than as auditors.

The Board of Directors recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

One or more representatives of PricewaterhouseCoopers LLP is expected to attend the Meeting and have an opportunity to make a statement and/or respond to appropriate questions from stockholders.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table summarizes the fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed for each of the last two fiscal years for audit services and other services:

	2007	2006
Audit Fees (1)	$341,880	$228,000
Audit-Related Fees (2)	9,620	11,500
Tax Fees (3)	243,791	26,835
Total Audit, Audit Related and Tax Fees	595,291	266,335
Other Non-audit Fees:		
All Other Fees	--	--
Total-Other Fees	--	--
Total Fees	$595,291	$266,335

(1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the year ended December 31, 2007 and December 31, 2006, and the reviews of the financial statements included in each of our Quarterly Reports on Form 10-Q during the years ended December 31, 2007 and December 31, 2006, respectively, and fees for professional services rendered in connection with documents filed with the Securities and Exchange Commission for the years ended December 31, 2007 and December 31, 2006.

(2) Consists of fees for review of Sarbanes-Oxley documents and a subscription to Comperio, an accounting literature database.

(3) Consists of fees incurred during the years ended December 31, 2007 and December 31, 2006 relating to our tax compliance and tax planning.

Pre-Approval Policies and Procedures

None of the audit-related fees billed in 2007 and 2006 related to services required pre-approval by the Audit Committee due to the de minimis exception to the Audit Committee pre-approval requirements.

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent auditor. This policy generally provides that we will not engage our independent auditor to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent auditor during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee has also delegated to the chairman of the Audit Committee the authority to approve any audit or non-audit services to be provided to us by our independent auditor. Any approval of services by a member of the Audit Committee pursuant to this delegated authority is reported on at the next meeting of the Audit Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors, our executive officers and any persons who beneficially own more than 10% of our outstanding common stock are subject to the requirements of Section 16(a) of the Exchange Act, which requires them to file reports with the Securities and Exchange Commission h respect to their ownership and changes in their ownership of the Company's common stock . Based upon (i) the copies of Section 16(a) reports that we received from such persons for their transactions in 2007 in the common stock and their common stock holdings, and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for 2007, we believe that all reporting requirements under Section 16(a) for such year were met in a timely manner by our directors, executive officers and beneficial owners of greater than 10% of our common stock.

STOCKHOLDERS' PROPOSALS

Stockholders who wish to submit proposals for inclusion in our proxy statement and form of proxy relating to the 2009 Annual Meeting of Stockholders must advise the Secretary of Bio-Imaging of such proposals in writing by December 12, 2008.

Stockholders who intend to present a proposal at such meeting without inclusion of such proposal in our proxy materials pursuant to Rule 14a-8 under the Exchange Act are required to provide advance notice of such proposal to the Secretary of Bio-Imaging at the aforementioned address not later than February 25, 2009.

If we do not receive notice of a stockholder proposal within this timeframe, our management will use its discretionary authority to vote the shares they represent, as our Board of Directors may recommend. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you call or write us at the following address or phone number: 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940, (267) 757-3000. If you want to receive separate copies of the annual report and proxy statement in the future or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holders, or you may contact us at the above address and phone number.

OTHER MATTERS

The Board of Directors is not aware of any matter to be presented for action at the Meeting other than the matters referred to above, and does not intend to bring any other matters before the Meeting. However, if other matters should come before the Meeting, it is intended that holders of the proxies will vote thereon in their discretion.

GENERAL

The accompanying proxy is solicited by and on behalf of our Board of Directors, whose notice of meeting is attached to this Proxy Statement, and the entire cost of such solicitation will be borne by us.

In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by directors, officers and other employees of Bio-Imaging who will not be specially compensated for these services. We will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held of record by such brokers, nominees, custodians and other fiduciaries. We will reimburse such persons for their reasonable expenses in connection therewith.

Certain information contained in this Proxy Statement relating to the occupations and security holdings of our directors and officers is based upon information received from the individual directors and officers.

WE WILL FURNISH, WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007, INCLUDING FINANCIAL STATEMENTS AND SCHEDULES THERETO, BUT NOT INCLUDING EXHIBITS, AS WELL AS CURRENT COMMITTEE CHARTERS OF THE COMMITTEES OF THE BOARD OF DIRECTORS AND OUR CODE OF BUSINESS CONDUCT AND ETHICS, TO EACH OF OUR STOCKHOLDERS OF RECORD ON MARCH 28, 2008 AND TO EACH BENEFICIAL STOCKHOLDER ON THAT DATE UPON WRITTEN REQUEST MADE TO THE SECRETARY OF BIO-IMAGING. A REASONABLE FEE WILL BE CHARGED FOR COPIES OF REQUESTED EXHIBITS.

PLEASE DATE, SIGN AND RETURN THE PROXY CARD AT YOUR EARLIEST CONVENIENCE IN THE ENCLOSED RETURN ENVELOPE. A PROMPT RETURN OF YOUR PROXY CARD WILL BE APPRECIATED AS IT WILL SAVE US THE EXPENSE OF FURTHER MAILINGS.

By Order of the Board of Directors

Ted I. Kaminer
Secretary

Newtown, Pennsylvania
April 11, 2008

EXHIBIT A

Audit Committee Charter

A. Purpose

The purpose of the Audit Committee is to assist the Board of Directors' (the "Board") oversight of:

- the quality and integrity of the Company's financial statements, financial reporting process and internal operating controls;
- the independent auditor's qualifications and independence; and
- the performance of the Company's independent auditors.

B. Structure and Membership

1. Number. The Audit Committee shall consist of at least three members of the Board.

2. Independence. Except as otherwise permitted by the applicable NASDAQ rules, each member of the Audit Committee shall be "independent" as defined by NASDAQ rules, meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act (subject to the exemptions provided in Rule 10A-3(c)), and not have participated in the preparation of the financial statements of the Company at any time during the past three years. To insure compliance with this provision, the Audit Committee shall:

a. monitor the Audit Committee's members throughout the year to confirm that they all remain independent as required by the rules set forth above; and

b. consider whether any members of the Audit Committee have relationships with the Company that may create the appearance of a lack of independence, even though such relationships do not technically disqualify the person from being "independent".

3. Financial Literacy. Each member of the Audit Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial overshight responsibilities. Unless otherwise determined by the Board (in which case disclosure of such determination shall be made in the Company's annual report filed with the SEC), at least one member of the Audit Committee shall meet the requirements of an "audit committee financial expert" (as defined by applicable Listing Exchange and SEC rules). All members of the Audit Committee shall participate in continuing education programs if and as required by the rules and regulations of any exchange on which the Company's securities may then be listed.

4. Chair. Unless the Board elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

5. Compensation. The compensation of Audit Committee members shall be as determined by the Board. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company other than director's fees.

6. Selection and Removal. The Board shall appoint members of the Audit Committee and the Board may remove members of the Audit Committee from such committee, with or without cause.

C. Authority and Responsibilities

General

The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditor, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements, for reviewing the Company's unaudited interim financial statements, and for such other audit functions as outlined in the independent auditor's letter of engagement.

Oversight of Independent Auditors

1. Selection. The Audit Committee shall be solely and directly responsible for annually appointing the independent auditors to be proposed for stockholder approval. The Audit Committee is solely responsible for evaluating the independent auditor and, when necessary, terminating the independent auditor. The Audit committee may authorize the CEO to sign the engagement letter but only after the engagement has been reviewed and approved by the Audit Committee.

2. Independence. The Audit Committee shall directly take, or recommend that the full Board take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall annually obtain and review a formal written statement from the independent auditor describing all relationships between the independent auditor and the Company, including the disclosures required by Independence Standards Board Standard No. 1. The Audit Committee shall actively engage in dialogue with the independent auditor concerning any disclosed relationships or services that might influence the objectivity and independence of the auditor. In addition, the Audit Committee shall:

a. confirm the regular rotation of the lead audit partner and reviewing partner as required by Section 203 of the Sarbanes-Oxley Act;

b. confirm that the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Controller and Chief Accounting Officer (or other persons serving in similar capacities) were not employed by the independent auditor, or if employed, did not participate in any capacity in the audit of the Company, in each case, during the one-year period preceding the date of initiation of the audit, as required by Section 206 of the Sarbanes-Oxley Act; and

c. annually consider whether, in order to assure continuing auditor independence, there should be regular rotation of the independent audit firm.

3. Compensation. The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

4. Engagement and Pre-approval of Services. The Audit Committee is responsible for the independent auditor engagement and shall pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings), and non-audit services (other than de minimus non-audit

services as defined by the Sarbanes-Oxley Act and the applicable rules thereunder) to be provided to the Company by the independent auditor. The Audit Committee shall cause the Company to disclose in its SEC periodic reports the approval by the Audit Committee of any non-audit services performed by the independent auditor.

5. Prohibited Services. The Audit Committee shall oversee the Company's compliance with Section 201 of the Sarbanes-Oxley Act and shall not permit the engagement of the independent auditor for prohibited non-audit services, thereunder, including the following:

a. bookkeeping or other services related to the accounting records or financial statements of the audit client;

b. financial information systems design and implementation;

c. appraisal or valuation services, fairness opinions or contribution-in-kind reports;

d. actuarial services;

e. internal audit outsourcing services;

f. management functions or human resources;

g. broker or dealer, investment adviser or investment banking services;

h. legal services and expert services unrelated to the audit; and

i. any other service that the Board determines, by regulation, is impermissible.

6. Direct Report. The independent auditor shall report directly to the Audit Committee and the Audit Committee shall have sole and direct responsibility for overseeing the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role:

a. The Audit Committee shall, from time to time, as appropriate, obtain and review the reports required to be made by the independent auditor pursuant to paragraph (k) of Section 10A of the Securities Exchange Act of 1934 regarding:

(i) critical accounting policies and practices;

(ii) alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iii) other material written communications between the independent auditor and Company management.

b. The Audit Committee shall also review with the independent auditor:

(i) planning and staffing of the audit;

(ii) the letter of management representations given to the outside auditor and inquire of the auditor whether any difficulties were encountered in obtaining the letter;

(iii) audit problems or difficulties the independent auditor encountered in the course of the audit work and management's response, including any restrictions on the scope of the independent auditor's activities or on access to requested information and any significant disagreements with management;

(iv) major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies;

(v) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

(vi) the effect of regulatory and accounting initiatives on the financial statements of the Company.

c. The Audit Committee will review with the independent auditors, from time to time, as and when appropriate:

(i) significant risks and/or uncertainties with respect to the quality, accuracy or fairness of presentation of the Company's financial statements;

(ii) recently disclosed problems with respect to the quality, accuracy or fairness of presentation of the financial statements of companies similarly situated to the Company and recommended actions which might be taken to prevent or mitigate the risk of problems at the Company arising from such matters;

(iii) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise);

(iv) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement;

(v) accounting for unusual transactions;

(vi) adjustments arising from audits that could have a significant impact on the Company's financial reporting process; and

(vii) any recent SEC comments on the Company's SEC reports, including, in particular, any unresolved or future-compliance comments.

d. The Audit Committee shall inquire of the independent auditor concerning the quality, not just the acceptability, of the Company's accounting determinations, particularly with respect to revenue, earnings, significant items subject to estimate, and other judgmental areas. The Audit committee shall also ask the independent auditor whether management's choices of accounting principles and policies are, as a whole, in accordance with GAAP and whether there are other acceptable alternatives to the principles and policies applied by management.

e. The Audit Committee shall inform the independent auditor, Company management (including the CFO, and Controller) and the head of internal auditing that they should promptly contact the Audit Committee or its Chair about any significant issue or disagreement concerning the Company's accounting practices or financial statements that is not resolved to their satisfaction. If the Audit Committee Chairperson is contacted about such an issue, he or she shall;

(i) confer with the independent auditor about the issue;

(ii) notify the other members of the Audit Committee; and

(iii) decide whether it is necessary for the Audit Committee to meet before its next scheduled meeting.

f. The Audit Committee shall obtain and review a copy of the most recent independent auditor inspection report as issued by the Public Company Accounting Oversight Board pursuant to Section 104 of the Sarbanes-Oxley Act.

g. The Audit Committee shall obtain from the independent auditor assurance that, if the independent auditor detects or becomes aware of any illegal act, the independent auditor will immediately and adequately inform the Audit Committee directly and provide the Audit Committee with a written report detailing the such illegal acts detected and any specific conclusions or recommendations for change with respect to such illegal acts.

h. The Audit Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

Review of Audited Financial Statements

7. Discussion of Audited Financial Statements. The Audit Committee shall review and discuss with the Company's management and independent auditor the Company's audited financial statements, including the matters about which Statement on Auditing Standards No. 61, "Communications with Audit Committees" - requires discussion.

8. Recommendation to Board Regarding Financial Statements. The Audit Committee shall consider whether it will recommend to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K or Form 10-KSB, as applicable.

9. Audit Committee Report. The Audit Committee shall prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 306 of Regulation S-B or S-K, as applicable. The Audit Committee shall therein report to the stockholders, in such proxy or information statement, whether it has:

(i) reviewed and discussed the audited financial statements with management;

(ii) discussed with the independent auditors the matters required to be discussed under Statement on Auditing Standards No. 61, as may be modified or supplemented;

(iii) received written disclosures from the outside auditor regarding independence as required by Independence Standards Board Standard No. 1, as may be modified and supplemented, and has discussed with the independent auditors the auditor's independence; and

(iv) based on the discussions referred to in Section 9(i)-(iii) above, recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K or Form 10-KSB, as applicable, for the last fiscal year for filing with the Securities and Exchange Commission.

Review of Other Financial Disclosures

10. Independent Auditor Review of Interim Financial Statements. The Audit Committee shall direct the independent auditor to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the CFO any matters identified in connection with the auditor's review of interim financial information which are required to be

discussed by Statement on Auditing Standards Nos. 61, 71 and 90. The Audit Committee shall direct management to seek Audit Committee consent in the event that the Company proposes to disclose interim financial information before completion of the independent auditor's review of interim financial information.

11. Earnings Release and Other Financial Information. The Audit Committee shall review and discuss generally Company policy as to the type of information to be disclosed in the Company's earnings press releases and other presentations (including any use of "pro forma" or "adjusted" non-GAAP, information), as well as in financial information and earnings guidance provided to analysts, rating agencies and others to facilitate fair accurate and transparent financial disclosure and compliance with applicable statutory and regulatory requirements. In addition, the Audit Committee shall review and approve earnings releases before their issuance.

12. Quarterly Financial Statements. The Audit Committee shall discuss the results of the SAS 71 "Interim Financial Information" review performed by the independent auditor. The Audit Committee shall also discuss with the Company's management and independent auditor the Company's quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations". This discussion and review shall take place before the filing of the Form 10-Q or Form 10-QSB, as applicable.

13. Tax Reporting. The Audit Committee shall inquire as to:

(i) the status of the Company's tax returns;

(ii) whether there are any significant items that have been or might be disputed by the respective jurisdictional taxing authorities; and

(iii) inquire about the status of related tax reserves.

Controls and Procedures

14. Oversight. The Audit Committee shall coordinate the Board of Director's oversight of the Company's internal accounting controls, the Company's disclosure controls and procedures and the Company's code of conduct. The Audit Committee shall therefore:

a. receive and review the reports of the CEO and CFO required by Section 302 of the Sarbanes-Oxley Act (and the applicable rules there under) and Rule 13a-14 of the Exchange Act. Section 302 of the Sarbanes-Oxley Act requires, among other things, that the CEO and CFO to certify that they have disclosed to the Audit Committee:

(i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(ii) any fraud, whether material or not material, that involves management or other employees who have a significant role in the Company's internal controls.

b. Receive and review the reports on internal accounting controls contemplated by Sections

103 and 404 of the Sarbanes-Oxley Act.

c. Obtain reports from management and the Company's senior internal auditing executive, that the Company is in conformity with applicable legal requirements and the Company's code of conduct. To the extent applicable, inquiries shall be made of the independent auditor regarding the independent auditor's awareness, if any, of violations of applicable legal requirements or violations of the company's code of conduct.

d. Review reports and disclosures of insider and affiliated party transactions.

e. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's code of conduct.

f. Discuss with the Company's General Counsel, and, where appropriate, outside counsel, legal matters, regulatory proceedings, and current and pending litigation that may have a material impact on the Company's financial statements, compliance policies, or corporate governance.

g. Review in-house policies and procedures for regular review of officers' expenses and perquisites, including use of corporate assets.

h. Review any unusual accounting issues that the Company intends to discuss with the SEC's accounting staff prior to when management contacts the SEC so as to provide the SEC with the Audit Committee's position on the Company's proposed accounting treatment as directed in the SEC's "Guidance for Consulting with the Office of the Chief Accountant".

15. Procedures for Complaints. The Audit Committee shall establish procedures for:

a. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

b. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

c. periodically reviewing the complaint procedures to confirm that they are can operate effectively.

16. Related-Party Transactions. The Audit Committee shall review all related party transactions, as described in the Conflict of Interest portion of the Company's Code of Business Conduct, on an ongoing basis and all such transactions between the Company and a Director or Officer must be reviewed by the Audit Committee and approved by the entire Board of Directors.

17. Quality-Control Report. At least annually, the Audit Committee shall obtain and review a report by the independent auditor describing:

a. the firm's internal quality control procedures; and

b. any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

18. Risk Management. The Audit Committee shall discuss the Company's policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which the Company's exposure to risk is handled, the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

Additional Powers. The Audit Committee shall have the authority to utilize additional outside accountants, attorneys, or other advisors to assist the Audit Committee in special circumstances. The Audit Committee shall have such other duties as may be delegated from time to time by the Board.

D. Procedures and Administration

1. Meetings. The Audit Committee shall meet as necessary to discharge its responsibilities but it shall meet at least quarterly, prior to the filing of the interim quarterly reports and annual report. The Audit Committee shall meet quarterly, in private sessions with the independent auditors to discuss pertinent matters, including the quality of management and financial personnel, and any management restrictions on the scope of the audit examination, or other matters that should be discussed with the Audit Committee. The Audit Committee, at least annually, shall meet separately with (i) Company management and (ii) as applicable, the Company's internal auditors. The Audit Committee shall keep minutes of its meetings as it shall deem appropriate to accurately describe the issues considered by the Audit Committee and the Audit Committee's final due care determination of how to proceed.

2. Subcommittees. The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances. Any decision of a subcommittee to pre-approve audit or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

3. Reports to Board. The Audit Committee shall report regularly to the Board and review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function.

4. Charter. At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

5. Independent Advisors. The Audit Committee shall have the authority to engage and determine funding for such independent legal, accounting, and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

6. Investigations. The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

7. Funding. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

8. Annual Self-Evaluation. At least annually, the Audit Committee shall evaluate its own performance and composition.

9. Charter. The Audit Committee shall provide to management and the outside auditors a copy of the Audit Committee charter to communicate the intended responsibilities and relationships between the Company's outside auditors, management, the Audit Committee and the Board as representatives of the stockholders. At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File No. 001-11182

BIO-IMAGING TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its Charter)

SEC Mail Processing Section
APR 17 2008
Washington, DC
101

Delaware	**11-2872047**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
826 Newtown-Yardley Road, Newtown, Pennsylvania	**18940-1721**
(Address of Principal Executive Offices)	*(Zip Code)*

(267) 757-3000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.00025 par value per share	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: ☐ No: ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes: ☐ No: ☑

Indicate by check mark if the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: ☑ No: ☐

Indicate by check mark if the registrant if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes: ☐ No: ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was $59,527,891 on June 29, 2007, the last business day of the Registrant's most recently completed second fiscal quarter, based on the average bid and asked prices on that date.

Indicate the number of shares outstanding of each of the Registrant's classes of common equity, as of February 29, 2008:

Class	Number of Shares
Common Stock, $.00025 par value	11,946,248

The following documents are incorporated by reference into the Annual Report on Form 10-K: Portions of the Registrant's definitive Proxy Statement for its 2008 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

Item 1. *Business.*

General

Bio-Imaging Technologies, Inc., referred to herein as "we", "us" and "our", is a global pharmaceutical contract service organization, providing services that support the product development process of the pharmaceutical, biotechnology and medical device industries. We specialize in assisting our clients in the design and management of the medical imaging component of clinical trials for all modalities, which includes computerized tomography (CT), magnetic resonance imaging (MRI), radiography, dual energy x-ray absorptiometry (DXA/DEXA), positron emission tomography (PET), single photon emission computerized tomography (SPECT), quantitative coronary angiography (QCA), cardiac MRI and CT, intravascular ultrasound (IVUS), peripheral quantitative angiography (QVA), central nervous system (CNS) MRI and ultrasound. We provide services that include the processing and analysis of medical images and the data-basing and regulatory submission of medical images, quantitative data and text.

We utilize proprietary processes and software applications in providing our services to pharmaceutical companies conducting clinical studies in which medical imaging modalities are used to evaluate the efficacy and safety of pharmaceuticals, biologics or medical devices. Our digital image processing and computer analysis techniques enable technologists or radiologists to make highly precise measurements and biostatistical inferences about drug or device effects. The resulting data enables our clients and regulatory reviewers, primarily the U.S. Food and Drug Administration and comparable European agencies, to evaluate product efficacy and safety. In addition, we have developed specialized computer services and software applications that enable independent radiologists and other medical specialists involved in clinical trials to review medical image data in an entirely digital format. Our services also include the regulatory submission of medical images, quantitative data and text.

We are directing our marketing and sales efforts towards those clinical development areas that use medical imaging. These areas include oncology, musculoskeletal, central nervous system, neurovascular and cardiovascular, among others.

We have a European facility in Leiden, the Netherlands that provides centralized image processing services for our European clients. We manage our services for European-based clinical trials from this facility. Our European facility has similar processing and analysis capabilities as our United States headquarters.

In February 2007, we acquired 100% of the stock of Theralys S.A., referred to as Theralys, a privately held company located in Lyon, France. Theralys is an imaging core lab providing centralized blinded read services and customized image analysis services primarily in the field of central nervous system disorders and neurovascular diseases. Theralys' proprietary image processing software enables the introduction of quantitative imaging markers in the design of clinical trials for Neurovascular and CNS disorders, which include stroke, secondary prevention drugs, multiple sclerosis and dementia, including Alzheimer's disease. Theralys' proprietary and validated software for clinical trials includes applications that enable the automated quantitation of various imaging parameters such as brain, white matter lesion and hippocampal volumes and MRI diffusion and perfusion.

Our CapMed division includes the Personal Health Record ("PHR") software and the patent-pending Personal HealthKey™ technology. The PHR is a software application that enables users to manage and store personal health information, including their medical images, on the privacy of their desktop computer, while linking directly to sponsor-directed resources such as drug information, patient education, or disease guidelines. The Personal HealthKey™ plugs into a computer's USB port, allowing doctors and patients easy access to the patient's medical record without the need for additional hardware or software, and it is password protected.

We were incorporated in Delaware in 1987 under the name Wise Ventures, Inc. Our name was changed to Bio-Imaging Technologies, Inc. in 1991. The address of our principal executive offices is 826 Newtown-Yardley Road, Newtown, Pennsylvania, 18940, and our telephone number is 267-757-3000. Our Internet website is www.bioimaging.com. We also utilize the Internet website www.capmed.com for the CapMed division of our business. We make available on our Internet website all of our public filings with the Securities and Exchange Commission, or SEC. However, nothing on our Internet website is intended to be incorporated by reference into this Form 10-K or any other filing made by us with the SEC. The public may read or copy any filings that Bio-Imaging, Technologies, Inc. files with the SEC at the SEC Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC. The website is http://www.sec.gov. The public can also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Business Services

Pharmaceutical Services Division

Core Laboratory Services. We are a leading provider of medical imaging management services for clinical development purposes. Our imaging core laboratory facilities in the United States and Europe provide centralized image data collection, processing, analysis and archival services for clinical trials conducted worldwide. The facilities are designed for high-volume efficient processing of film and digital image data in a secure environment that complies with regulatory guidelines for clinical data management.

Medical image data are received by us from clinical trial sites, located throughout the world. We have developed procedures for data tracking and quality control that we believe to be of significant value to our clients. Our facilities contain specialized hardware and software for the digitization of films and translation of digital data, enabling data to be standardized, regardless of its source. We believe our ability to handle most commercially available image file formats is a valuable technical asset and an important competitive advantage in gaining new business from large global multi-center clinical trials.

We perform image analyses on client data using internally developed or specially configured software. We measure key indicators of drug efficacy in different organs and disease states. The results from image analysis derived in our facilities are transferred to databases that can be transmitted electronically to our clients or integrated directly into our Bio/ImageBase™ package for regulatory submission on our client's behalf.

Information Management Services. Our information management services focus on providing specialized solutions for improving the quality, speed and flexibility of image data management for clinical trials. We believe that our computer assisted masked reading systems, or BioRead™ systems, offer numerous advantages over conventional film-based medical image reading scenarios, including increased reading speed, greater standardization of image reading, and reduced error in the capture of reader interpretations.

Using our BioRead™ systems, independent medical specialists can review medical image data from clinical trials in a digital format. The BioRead™ systems display all modalities of medical image data, regardless of source equipment. In addition, the systems display either translated digital data or digitized films. Such image reviews are often required during clinical trials to evaluate patients' responses to therapy or to determine if patients qualify for studies. By using the BioRead™ systems to read and evaluate image data, medical specialists achieve greater reading speed than is possible with film and perform evaluations in a more objective, reproducible manner.

We have also developed remote BioRead™ systems, that are located on the premises, either home or office, of the individual medical specialists who are engaged by the sponsor to perform the analysis of the medical image data. Historically, the BioRead™ systems have been utilized to determine efficacy of the compounds being studied. More recently, clients are requesting us to provide rapid turn-around reads for inclusion/exclusion criteria. We believe that the remote BioRead™ system is the optimal tool for this work because it allows us, at our client's discretion, to provide the images to an expert in the field to facilitate the review of the images from the expert's office or home.

We have developed an image database software application, Bio/ImageBase™, which enables our clients to submit their medical images and related clinical data to the FDA in a digital format. Using data stored on CD-ROM or DVD disks, Bio/ImageBase™ allows clients and FDA medical reviewers to review medical images and related clinical data. We believe that Bio/ImageBase™ offers the potential to decrease review time, resulting in faster regulatory approvals and reduced time-to-market for new drugs, biologics and medical devices.

Other Services. We provide technical consulting in the evaluation of the sites that may participate in clinical trials. We also consult with clients regarding regulatory issues involved in the design, execution, analysis and submission of medical image data in clinical trials.

CapMed Division

Our CapMed division offers the Personal Health Record software, referred to as PHR, and the patent-pending Personal HealthKey™ technology. The PHR is a software application that enables users to manage and store personal health information, including their medical images, on the privacy of their desktop computer, while linking directly to sponsor-directed resources such as drug information, patient education, or disease guidelines. The Personal HealthKey™ plugs into a computer's USB port, allowing doctors and patients easy access to the patient's medical record without the need for additional hardware or software, and it is password protected. Our hybrid product offering also includes patient access to personal health information on line and via cell phone and is interoperable with a wide range of third party vendors.

Target Markets

Our primary target market is comprised of pharmaceutical, biotechnology and medical device companies whose clinical development pipelines include drugs, biologics or devices that are typically evaluated by medical imaging methods. This global target market includes leading international pharmaceutical companies and biotechnology companies with products currently in the clinical development pipeline.

We focus our marketing on the following stages of clinical development:

Phase II — Clinical Trials

Phase II clinical trials are generally conducted over six months to two years and involve basic efficacy, safety and dose-range testing in approximately 50 to 400 patients suffering from the disease or condition under study. Such trials help determine the best effective dose, confirm that the drug works as expected and provide initial safety data.

Phase III — Clinical Trials

Phase III clinical trials are generally conducted over one to four years and involve efficacy and safety studies in broader populations of hundreds or thousands of patients and many investigational sites, such as hospitals and clinics. These trials are sometimes referred to as pivotal studies for submission to the regulatory agencies. Generally, Phase III studies are intended to provide additional information on drug safety and efficacy, and the evaluation of the risk-benefit of the drug and information for the adequate labeling of the product.

Phase IV — Post Approval Studies

Phase IV studies are studies conducted after a pharmaceutical drug or device has been approved for use. These studies are generally conducted over a two to four year period and involve either a continuation of a Phase III patient population or the recruitment of a new patient population. As there continues to be pressure to expedite approval of pharmaceuticals and medical devices, there is an increase in the number of conditional approvals based on the conduct of additional Phase IV studies.

In addition, our experience spans a wide range of therapeutic areas with a concentration in the following:

Cancer Therapeutics

Many pharmaceutical companies are currently developing new therapies for the treatment of cancer. For solid tumor studies, medical imaging modalities are used to determine the response of treated and untreated tumors. These medical images are evaluated by medical specialists during the course of oncology clinical trials to determine the extent of disease and changes in tumor size over time.

The FDA's guidelines aimed at accelerating access to new drugs for the review and approval of new cancer therapies place greater emphasis on shrinkage of tumors as an early indicator of anti-tumor efficacy. We believe that these FDA guidelines may have a favorable impact on our business as pharmaceutical and biotechnology companies may have an increased need for regulatory compliant medical imaging services to conduct their oncology clinical trials.

Musculoskeletal Therapeutics

Anti-inflammatory clinical trials, such as those focused on arthritis, include radiologic evaluation of the bones and joints to determine drug efficacy. We believe that demand among pharmaceutical companies for our services will increase as new classes of biotechnology-derived drugs enter and progress through the clinical development pipeline.

Osteoporosis is a disease characterized by thinning bones, which leads to fractures in the elderly. The FDA guidance document for developing treatments for this disease recognized DEXA as one of the primary efficacy and safety measurement tools available. Furthermore, all data needs to go through a quality assurance laboratory. This is now standard practice in all studies using DEXA instruments whether for osteoporosis, oncology or anti-obesity, or muscle wasting assessment.

Central Nervous System and Neurovascular Therapeutics

Many pharmaceutical companies are developing drugs for treatment of neurovascular diseases and conditions of the central nervous system, referred to as CNS, such as multiple sclerosis, infectious diseases that target the CNS, stroke and Alzheimer's disease. For many of these diseases, the diagnosis is largely dependent upon imaging, particularly MRI. We believe that the central nervous system clinical trials business may increase as more therapies progress through the research pipeline and as baby boomers continue to age, driving the demand for these products.

Cardiovascular Therapeutics

We provide our services to clients developing drugs and medical devices for the diagnosis and treatment of cardiovascular diseases and conditions that are evaluated with the aid of medical imaging. We offer various cardiovascular, quantitative, image-analysis services including: quantitative coronary angiography (QCA), cardiac MRI and CT, ultrasound, intravascular ultrasound (IVUS) and peripheral quantitative angiography (QVA). We have participated in numerous multinational trials for leading pharmaceutical, biotechnology and medical device companies throughout the world. In addition, as research continues to advance, our collective knowledge base of the underlying pathophysiology of cardiovascular disease will grow as well as the need for advanced imaging technology to be used in cardiovascular trials. For example, CT may be used to identify coronary calcifications, which are considered to be a predictor of cardiovascular risk. It follows that clinical trials involving therapeutic interventions targeting coronary calcifications will require imaging as an endpoint of efficacy.

Diagnostic Imaging Agents

We provide our services to clients developing diagnostic imaging agents that are designed to diagnose disease conditions more quickly and accurately in their development in order to facilitate earlier and more accurate treatment.

Market Trends

We believe that a variety of favorable regulatory, technological and market trends may positively impact the demand for medical imaging management services, including:

- FDA initiatives to streamline the regulatory submission and review process that are being implemented continue to have a beneficial impact on us. The FDA is investing in new information technology and is continuing the process of formulating and disseminating guidelines for standardizing the submission of electronic data, including medical images. We expect submission of image data to continue to be a requirement in key therapeutic and diagnostic areas for evaluating the effectiveness of a drug or imaging agent.
- Consolidation, restructuring and downsizing in the pharmaceutical industry in response to downward pressure on certain pharmaceutical and biotechnology companies' drug prices has resulted in increased outsourcing of certain research and development activities.

- Overall, growth in pharmaceutical and biotechnology research and development spending is increasing. As a result, we believe that the outsourcing of development activities should like-wise increase.
- New classes of drugs to treat conditions traditionally evaluated by imaging are entering or progressing through the clinical development pipeline, leading to increased demand for medical imaging-related services. In addition, we believe that digital technologies for data acquisition and management are penetrating the radiology community.
- We believe that as pharmaceutical and biotechnology companies increasingly attempt to expand the market for new drugs by conducting clinical trials and pursuing regulatory approval in multiple countries simultaneously, contract service organizations with a global presence and expertise will continue to benefit.

Due to several factors, including, without limitation, competition from commercial competitors and academic research centers, the risk of project cancellations, slowing of patient enrollment in on-going studies or delay of future project awards, among others, we cannot assure you that demand for our services and technologies will grow, sustain growth, or that additional revenue generating opportunities will be realized by us.

Intellectual Property

Proprietary protection for our computer-imaging programs processes and know-how is important to our business. We have developed certain technically derived procedures and computer software applications that are intended to increase the effectiveness and quality of our services. We rely upon patents, trademarks, copyrights, trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We have claimed trademark protection for Bio/ImageBase™, BioRead™, Intelligent Imaging™, Personal Health Key™, icePHR™ and icePHR Mobile™. We hold patents for the two DEXA phantoms, titled Spine and Variable Composition Phantoms, which we sell to trial sites. We have a patent pending on our Personal Health Key™. We have registered our Stylized Man Design with the U.S. Patent and Trademark Office. We cannot assure you that we can limit unauthorized or wrongful disclosures of trade secrets or otherwise confidential information. In addition, to the extent we rely on trade secrets and know-how to maintain our competitive technological position, we cannot assure you that others may not develop independently the same, similar or superior techniques. Although our intellectual property rights are important to the results of our operations, we believe that other factors, such as our independence, process knowledge, technical expertise and experience are more important, and that, overall, these technological capabilities offer significant benefits to our clients.

Government Regulation

The research and development, manufacture and marketing of drugs and medical devices are subject to stringent regulation by the FDA in the United States and by similar authorities in other countries. In addition, regulations imposed by other federal agencies, as well as state and local authorities, may impact such research and development, manufacturing and marketing.

The FDA has established mandatory procedures and safety standards that apply to the clinical testing, manufacturing and marketing of drugs and medical devices. These procedures and safety standards include, among other things, the completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or device for its recommended conditions or use. We advise our clients in the execution of clinical trials and other drug and device development tasks. We do not administer drugs to or utilize medical devices on patients.

The success of our business is dependent upon continued acceptance by the FDA and other regulatory authorities of the data and analyses generated by our services in connection with the evaluation of the safety and efficacy of new drugs and devices. The FDA has formal guidelines that encourage the use of surrogate measures, through submission of digital image data, for evaluation of drugs to treat life-threatening or debilitating conditions. We cannot assure you that the FDA or other regulatory authorities will accept the data or analyses generated by us in the future and, even assuming acceptance, we cannot assure you that the FDA or other regulatory authorities will require the application of imaging techniques to numbers of patients and over time periods substantially similar to those required of traditional safety and efficacy techniques.

Changes in the FDA's policy for the evaluation of therapeutic oncology agents may have a positive impact on the time to market of such therapeutics. According to FDA guidelines, approval times for new cancer therapies can be shortened if evidence of tumor shrinkage is verifiable and demonstrable through the use of objective measurement techniques. These guidelines place greater reliance on the use of medical image data to demonstrate objective tumor shrinkage. In addition, the FDA has implemented guidelines aimed at accelerating other therapeutic categories through the use of imaging markers as surrogate endpoints for measuring therapeutic effectiveness. We believe the FDA's initiatives to streamline and accelerate the submission and review process of therapeutic agents has had a favorable impact on our business.

We believe that our ability to achieve continued and sustainable growth will be materially dependent upon, among other factors, the continued stringent enforcement of the comprehensive regulatory framework by various government agencies. Any significant change in these regulatory requirements or the enforcement thereof, especially relaxation of standards, could adversely affect our prospects.

The current European market regulation is more fragmented than in the United States. However, we believe that our expertise in working with the standards of the FDA provides us with experience when working with the various European regulatory agencies.

Competition

We continue to experience competition from commercial competitors and academic research centers. The biopharmaceutical services industry is highly competitive, and we face numerous potential competitors in our business, including hundreds of contract research organizations. We primarily compete against specialty contract research organizations, or CROs, and to a lesser extent, universities and teaching hospitals. Certain of these competitors are owned by or are divisions of larger organizations, some of which have substantially greater resources than we do. As competition increases, we will look to provide value-added services and undertake marketing and sales programs to differentiate our services based on our expertise and experience in specific therapeutic and diagnostic areas, our technical expertise, our regulatory and clinical development experience, our quality performance and our international capabilities. Our competitive position also depends upon our ability to attract and retain qualified personnel and develop and preserve proprietary technology, processes and know-how. Competition in our industry has resulted in additional pressure being placed on price, service and quality. Although we believe that we are well positioned against our competitors due to our experience in clinical trials and regulatory compliance along with our international presence, we cannot assure you that our competitors or clients will not provide or develop services similar or superior to those provided by us. This competition could have a material adverse impact on us.

Marketing and Sales

We provide and market our services on an international basis primarily to pharmaceutical, biotechnology and medical device companies. Our sales and marketing activities are directed by a Senior Vice President of Medical Affairs and a Vice President of Global Business Development, supported by in-house staff and field business development personnel.

Our selling efforts are focused on North America and Western Europe. Our marketing activities include exhibiting at major trade shows, advertising in trade journals and the sponsoring of industry associations.

Significant Clients

During fiscal 2007, contracts with one client, Hoffmann-La Roche, which encompassed 11 projects, represented 13.4% of our service revenues for the year ended December 31, 2007, while for the year ended December 31, 2006, one client, Novartis Pharmaceutical, Inc., which encompassed 14 projects, accounted for 10.9% or more of our service revenues. For the year ended December 31, 2005, no client accounted for more than 10% of our service revenues. These contracts are terminable by our client at any time and for any reason. The loss of a significant client, or a reduction in services provided to a significant client, would have a material adverse effect on our business, financial condition and results of operations.

Employees

As of December 31, 2007, we had 337 employees, 4 of whom are executive officers.

Of our employees, as of December 31, 2007, 26 were engaged in sales and marketing, 273 were engaged in client related projects and 38 were engaged in administration and management. A significant number of our management and professional employees have prior industry experience. We believe that we have been successful in attracting skilled and experienced personnel; however, it remains a competitive market for recruiting such personnel. Although all of our employees are covered by confidentiality and non-competition agreements, we cannot assure you that such agreements will be enforceable. As of February 28, 2008, we have employment agreements with two of our executive officers. See "Item 11. Executive Compensation". We consider relations with our employees to be good.

Item 1A. *Risk Factors.*

The more prominent risks and uncertainties inherent in our business are described below. However, additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and you could lose all or part of your investment.

Risks Related to Our Company and Business

We may incur financial losses because contracts may be delayed or terminated or reduced in scope for reasons beyond our control.

Our clients may terminate or delay their contracts for a variety of reasons, including, but not limited to:

- unexpected or undesired clinical results;
- the client's decision to terminate the development of a particular product or to end a particular study;
- insufficient patient enrollment in a study;
- insufficient investigator recruitment;
- failure to perform our obligations under the contract; or
- the failure of products to satisfy safety requirements.

In addition, we believe that FDA-regulated companies may proceed with fewer clinical trials or conduct them without assistance of contract service organizations if they are trying to reduce costs as a result of cost containment pressures associated with healthcare reform, budgetary limits or changing priorities. These factors may cause such companies to cancel contracts with contract service organizations.

We cannot assure you that our clients will continue to use our services or that we will be able to replace, in a timely or effective manner, departing clients with new clients that generate comparable revenues. Further, we cannot assure you that our clients will continue to generate consistent amounts of revenues over time.

The loss, reduction in scope or delay of a large contract or the loss or delay of multiple contracts could materially adversely affect our business, although our contracts entitle us to receive all fees earned up to the time of termination. The loss of business from our client, Novartis Pharmaceutical, Inc., would have a material adverse effect on our financial condition.

We depend on a small number of industries and clients for all of our business, and the loss of one such significant client could cause revenues to drop quickly and unexpectedly.

We depend on research and development expenditures by pharmaceutical, biotechnology and medical device companies to sustain our business. Our operations could be materially and adversely affected if:

- clients' businesses experience financial problems or are affected by a general economic downturn;

- consolidation in the pharmaceutical, biotechnology or medical device industries leads to a smaller client base for us; or
- clients reduce their research and development expenditures.

During fiscal 2007, contracts with one client, Hoffmann-La Roche, which encompassed 11 projects, represented 13.4% of our service revenues for the year ended December 31, 2007, while for the comparable period last year, one client, Novartis Pharmaceutical, Inc., which encompassed 14 projects, represented 10.9% of our service revenues for the year ended December 31, 2006. The loss of business from a significant client or our failure to continue to obtain new business to replace completed or canceled projects would have a material adverse effect on our business and revenues.

Our contracted/committed backlog may not be indicative of future results.

Our reported contracted/committed backlog of $92.5 million at December 31, 2007 is based on anticipated service revenue from uncompleted projects with clients. Backlog is the expected service revenue that remains to be earned and recognized on signed and verbally agreed to contracts. Contracts included in backlog are subject to termination by our clients at any time. In the event that a client cancels a contract, we would be entitled to receive payment for all services performed up to the cancellation date and subsequent client authorized services related to the cancellation of the project. The duration of the projects included in our backlog range from less than three months to seven years. We cannot assure that this backlog will be indicative of future results. A number of factors may affect backlog, including:

- the variable size and duration of the projects (some are performed over several years);
- the loss or delay of projects;
- the change in the scope of work during the course of a project; and
- the cancellation of such contracts by our clients.

Also, if clients delay projects, the projects will remain in backlog, but will not generate revenue at the rate originally expected. Accordingly, the historical relationship of backlog to revenues may not be indicative of future results.

We have experienced substantial expansion in the past, and if we fail to properly manage that expansion, our business may suffer.

Our business has expanded substantially in the past. Our continuing sales and marketing efforts have increased the number of projects under management from 284 in fiscal 2006 to 289 in fiscal 2007. In addition, we acquired Theralys in February 2007, HeartCore in December 2004 and CapMed in November 2003.

Rapid expansion, internally or through acquisitions, could strain our operational, human and financial resources. If we fail to properly manage this expansion, our results of operations and financial condition might be adversely affected. In order to manage our expansion, we must:

- effectively market our services to pharmaceutical, biotechnology and medical device companies;
- continue to improve operating, administrative and information systems;
- accurately predict future personnel and resource needs to meet client contract commitments;
- successfully integrate our acquired companies and businesses;
- track the progress of on-going client projects; and
- attract and retain qualified management, sales, professional and technical operating personnel.

We will face additional risks in expanding foreign operations. Specifically, we might find it difficult to:

- assimilate differences in foreign business practices and regulations;

- hire and retain qualified personnel; and
- overcome language and cultural barriers.

We may engage in future acquisitions, which may be expensive and time consuming and from which we may not realize anticipated benefits.

We may acquire additional businesses, technologies and products if we determine that these additional businesses, technologies and products complement our existing business or otherwise serve our strategic goals. If we do undertake transactions of this sort, the process of integrating an acquired business, technology or product may result in operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets, which could adversely affect our results of operations and financial condition.

On February 6, 2007, we acquired 100% of the outstanding securities of Theralys, a privately held company headquartered in Lyon, France. The aggregate purchase price was 2,958,285 Euros ($3,853,462 as determined by an agreed upon exchange rate), of which 2,375,484 Euros ($3,093,122) was paid in cash and $760,340 was paid in 93,408 shares of our common stock. We also incurred $678,000 in acquisition costs.

Loss of key personnel, or failure to attract and retain additional personnel, may cause the success and growth of our business to suffer.

Future success depends on the personal efforts and abilities of the principal members of our senior management to provide strategic direction, develop business, manage operations and maintain a cohesive and stable environment. Specifically, we are dependent upon Mark L. Weinstein, President and Chief Executive Officer, David A. Pitler, Senior Vice President Operations, Colin G. Miller, Ph.D., Senior Vice President Medical Affairs and Ted I. Kaminer, Senior Vice President and Chief Financial Officer. Although we have employment agreements with Mr. Weinstein and Mr. Kaminer, this does not necessarily mean that they will remain with us. Although we have executive retention agreements with our officers, we do not have employment agreements with any other key personnel. Furthermore, our performance also depends on our ability to attract and retain management and qualified professional and technical operating staff. Competition for these skilled personnel is intense. The loss of services of any key executive, or inability to continue to attract and retain qualified staff, could have a material adverse effect on our business, results of operations and financial condition. We do not maintain any key employee insurance on any of our executives.

Our revenues, earnings and operating costs are exposed to exchange rate fluctuations.

In fiscal 2007, a portion of our service revenues were denominated in foreign currency. Our financial statements are denominated in United States dollars. In the event a greater portion of our service revenues are denominated in a foreign currency, changes in foreign currency exchange rates could affect our results of operations and financial condition. Fluctuations in foreign currency exchange rates could materially impact the operating costs of our European facilities in Leiden, the Netherlands and Lyon, France which are primarily Euro denominated.

Our investments may be exposed to credit risk.

Financial instruments that potentially subject us to significant credit risk consist principally of cash, investments and derivatives. As part of our risk management processes, we continuously evaluate the relative credit standing of all of the financial institutions that service us and monitor actual exposures versus established limits. We have not sustained credit losses from instruments held at financial institutions. We maintain cash and cash equivalents, comprised of savings accounts, short-term certificate of deposits and money market funds with various financial institutions. These financial institutions are generally highly rated and the company has a policy to limit the dollar amount of credit exposure with any one institution.

Risks Related to Our Industry

Our failure to compete effectively in our industry could cause our revenues to decline.

Significant factors in determining whether we will be able to compete successfully include:

- consultative and clinical trials design capabilities;
- reputation for on-time quality performance;
- expertise and experience in specific therapeutic areas;
- the scope of service offerings;
- strength in various geographic markets;
- the price of services;
- ability to acquire, process, analyze and report data in a time-saving and accurate manner;
- ability to manage large-scale clinical trials both domestically and internationally;
- our size; and
- the service and product offerings of our competitors.

If our services are not competitive based on these or other factors, our business, financial condition and results of operations will be materially harmed.

The biopharmaceutical services industry is highly competitive, and we face numerous competitors in our business, including hundreds of contract research organizations. If we fail to compete effectively, we will lose clients, which would cause our business to suffer. We primarily compete against in-house departments of pharmaceutical companies, full service contract research organizations, or CROs, small specialty CROs, and to a lesser extent, universities and teaching hospitals. Some of these competitors have substantially greater capital, technical and other resources than we do. In addition, certain of our competitors that are smaller specialized companies may compete effectively against us because of their concentrated size and focus.

Changes in outsourcing trends in the pharmaceutical and biotechnology industries could adversely affect our operating results and growth rate.

Service revenues depend greatly on the expenditures made by the pharmaceutical and biotechnology industries in research and development. Accordingly, economic factors and industry trends that affect our clients in these industries also affect our business. For example, the practice of many companies in these industries has been to hire outside organizations like us to conduct clinical research projects. This practice has grown significantly in the last decade, and we have benefited from this trend. However, if this trend were to change and companies in these industries were to reduce the number of research and development projects they outsource, our business could be materially adversely affected.

Additionally, numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If future regulatory cost containment efforts limit the profits that can be derived on new drugs, our clients might reduce their research and development spending, which could reduce our business.

Failure to comply with existing regulations could result in increased costs to complete clinical trials.

Our business is subject to numerous governmental regulations, primarily relating to pharmaceutical product development and the conduct of clinical trials. In particular, we are subject to 21 CFR Part 11 of the Code of Federal Regulations that provides the criteria for acceptance by the FDA of electronic records. If we fail to comply with these governmental regulations, it could result in the termination of ongoing clinical research or the disqualification of data for submission to regulatory authorities. We also could be barred from providing clinical trial services in the future or be subjected to fines. Any of these consequences would harm our reputation, our prospects for future work and our operating results.

Our CapMed division may not reach profitability.

Our CapMed division had a loss from operations of $1,798,354 in fiscal 2007. If our CapMed division continues to incur such losses, our businesses, results of operations and financial condition will be materially adversely affected.

Changes in governmental regulation could decrease the need for the services we provide, which would negatively affect our future business opportunities.

In recent years, the United States Congress and state legislatures have considered various types of healthcare reform in order to control growing healthcare costs. The United States Congress and state legislatures may again address healthcare reform in the future. We are unable to predict what legislative proposals will be adopted in the future, if any. Similar reform movements have occurred in Europe and Asia.

Implementation of healthcare reform legislation that results in additional costs could limit the profits that can be made by clients from the development of new products. This could adversely affect our clients' research and development expenditures, which could, in turn, decrease the business opportunities available to us both in the United States and abroad. In addition, new laws or regulations may create a risk of liability, increase costs or limit service offerings. We cannot predict the likelihood of any of these events.

In addition to healthcare reform proposals, the expansion of managed care organizations in the healthcare market may result in reduced spending on research and development. Managed care organizations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

Governmental agencies throughout the world, but particularly in the United States, strictly regulate the drug development/approval process. Our business involves helping pharmaceutical and biotechnology companies navigate the regulatory drug approval process. Changes in regulation, such as relaxation in regulatory requirements or the introduction of simplified drug approval procedures or an increase in regulatory requirements that we may have difficulty satisfying could eliminate or substantially reduce the need for our services. If these changes in regulations were to occur, our business, results of operations and financial condition could be materially adversely affected. These and other changes in regulation could have a material adverse impact on our available business opportunities.

If governmental agencies do not accept the data and analyses generated by our services, the need for our services would be eliminated or substantially reduced.

The success of our business is dependent upon continued acceptance by the FDA and other regulatory authorities of the data and analyses generated by our services in connection with the evaluation of the safety and efficacy of new drugs and devices. The FDA has formal guidelines that encourage the use of "surrogate measures" through submission of digital image data, for evaluation of drugs to treat life-threatening or debilitating conditions. We cannot assure you that the FDA or other regulatory authorities will accept the data or analyses generated by us in the future and, even assuming acceptance, the FDA or other regulatory authorities may not require the application of imaging techniques to numbers of patients and over time periods substantially similar to those required of traditional safety and efficacy techniques. If the governmental agencies do not accept data and analyses generated by our services in connection with the evaluation of new drugs and devices, the need for our services would be eliminated or substantially reduced, and, as a result, our business, results of operations and financial condition could be materially adversely affected.

We may be exposed to liability claims as a result of our involvement in clinical trials.

We may be exposed to liability claims as a result of our involvement in clinical trials. We cannot assure you that liability claims will not be asserted against us as a result of work performed for our clients. We maintain liability insurance coverage in amounts that we believe are sufficient for the pharmaceutical services industry. Furthermore, we cannot assure you that our clients will agree to indemnify us, or that we will have sufficient insurance to satisfy any such liability claims. If a claim is brought against us and the outcome is unfavorable to us, such outcome could have a material adverse impact on us.

Risks related to our common stock

Your percentage ownership and voting power and the price of our common stock may decrease as a result of events that increase the number of our outstanding shares.

As of December 31, 2007, we had the following capital structure:

Common stock outstanding	11,765,483
Common stock issuable upon:	
Exercise of options which are outstanding	1,627,729
Exercise of options which have not been granted	496,713
Total common stock outstanding assuming exercise or conversion of all of the above	13,889,925

As of December 31, 2007, we had outstanding options to purchase 1,627,729 shares of common stock at exercise prices ranging from $0.63 to $8.06 per share (exercisable at a weighted average of $3.31 per share), of which 1,399,944 options were then exercisable. Exercise of our outstanding options into shares of our common stock may significantly and negatively affect the market price for our common stock as well as decrease your percentage ownership and voting power. In addition, we may conduct future offerings of our common stock or other securities with rights to convert the securities into shares of our common stock. As a result of these and other events, such as future acquisitions, that increase the number of our outstanding shares, your percentage ownership and voting power and the price of our common stock may decrease.

Shares of our common stock eligible for public sale may have a negative impact on its market price.

Future sales of shares of our common stock by existing holders of our common stock or by holders of outstanding options, upon the exercise thereof, could have a negative impact on the market price of our common stock. As of December 31, 2007, we had 11,765,483 shares of our common stock issued and outstanding, all of which are currently freely tradable.

We are unable to estimate the number of shares that may be sold because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Any sale of substantial amounts of our common stock or other securities in the open market may adversely affect the market price of the securities offered hereby and may adversely affect our ability to obtain future financing in the capital markets as well as create a potential market overhang.

There are a limited number of shareholders who have significant control over our common stock, allowing them to have significant influence over the outcome of all matters submitted to our stockholders for approval, which influence may conflict with our interests and the interests of our other stockholders.

Our directors, officers and principal stockholders (stockholders owning 10% or more of our common stock) beneficially owned 24% of the outstanding shares of common stock at December 31, 2007, and such stockholders, including Covance Inc., will have significant influence over the outcome of all matters submitted to our stockholders for approval, including the election of our directors and other corporate actions. In addition, such influence by these affiliates could have the effect of discouraging others from attempting to take us over, thereby increasing the likelihood that the market price of the common stock will not reflect a premium for control.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance further operations and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Trading in our common stock may be volatile, which may result in substantial declines in its market price.

The market price of our common stock has experienced historical volatility and might continue to experience volatility in the future in response to quarter-to-quarter variations in:

- operating results;
- analysts' reports;
- market conditions in the industry;
- changes in governmental regulations; and
- changes in general conditions in the economy or the financial markets.

The overall market (including the market for our common stock) has also experienced significant decreases in value in the past. This volatility and potential market decline could affect the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and may adversely affect the price of our common stock. Between January 1, 2007 and December 31, 2007, our common stock has traded at a low of $5.75 per share and a high of $9.95 per share. Between January 1, 2008 and February 29, 2008, our common stock has traded at a low of $6.79 per share and a high of $8.98 per share.

Our common stock began trading on the NASDAQ Global Market, formerly called the NASDAQ National Market, on December 18, 2003 and has a limited trading market. We cannot assure that an active trading market will develop or, if developed, will be maintained. As a result, our stockholders may find it difficult to dispose of shares of our common stock and, as a result, may suffer a loss of all or a substantial portion of their investment.

Certain provisions of our charter and Delaware law could make a takeover difficult and may prevent or frustrate attempts by our stockholders to replace or remove our management team.

We have an authorized class of 3,000,000 shares of undesignated preferred stock, of which 1,250,000 shares were previously issued, and the remaining 1,750,000 shares may be issued by our board of directors, on such terms and with such rights, preferences and designation as the Board may determine. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of our company. In addition, we are subject to provisions of Delaware corporate law which, subject to certain exceptions, will prohibit us from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of our common stock for a period of three years following the date that the person came to own 15% or more of our common stock unless the business combination is approved in a prescribed manner.

These provisions of our certificate of incorporation, and of Delaware law may have the effect of delaying, deterring or preventing a change in control of our company, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock. In addition, these provisions make it more difficult to replace or remove our current management team in the event our stockholders believe this would be in the best interest of our company and our stockholders.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

We lease 54,400 square feet of office space located in Newtown, Pennsylvania. This lease expires June 2010 and provides for a fixed base rent of $93,000 per month with an annual inflation increase. We lease 7,447 square feet of additional office space located in Newtown, Pennsylvania for $6,100 per month in base rent, which expires November 2008. In addition, we lease 23,750 square feet of office space in Leiden, the Netherlands and another 2,400 square feet in Lyon, France. These leases are denominated in the Euro and expire in April 2013 and January 2009, respectively. The base rent for the Netherlands is $48,500 per month and Lyon's base rent is $6,400, based upon the conversion rate as of December 31, 2007, with an annual inflation increase. We believe that these facilities will be adequate for our needs for the foreseeable future.

Item 3. ***Legal Proceedings.***

In the normal course of business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock began trading on the NASDAQ Global Market, formerly called the NASDAQ National Market, on December 18, 2003 under the symbol "BITI". Prior to listing on the NASDAQ Global Market, our common stock was traded on the American Stock Exchange under the symbol BIT from February 25, 2003 until December 18, 2003. Our common stock was quoted on the NASD OTC Bulletin Board under the symbol BITI prior to being listed on the American Stock Exchange.

The following table sets forth the high and low bid quotations for our common stock as reported on the NASDAQ Global Market for each full quarterly period within the two most recent fiscal years. Such quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Common Stock	
Quarter Ended	High	Low
March 31, 2006	4.73	3.11
June 30, 2006	4.83	3.80
September 30, 2006	4.54	3.51
December 31, 2006	8.10	4.03
March 31, 2007	9.40	5.84
June 30, 2007	7.45	5.75
September 30, 2007	8.00	6.03
December 31, 2007	9.95	6.83

As of February 29, 2008, the number of holders of record of our common stock was 86 and the approximate number of beneficial holders of our common stock was 1,700.

On February 6, 2007, we acquired 100% of the outstanding securities of Theralys, a privately held company headquartered in Lyon, France. The aggregate purchase price was 2,958,285 Euros ($3,853,462 as determined by an agreed upon exchange rate), of which 2,375,484 Euros ($3,093,122) was paid in cash and $760,340 was paid in 93,408 shares of our common stock. We also incurred $678,000 in acquisition costs.

On March 7, 2007, in connection with his employment agreement dated March 1, 2006, we issued 14,850 shares of restricted stock to our President and Chief Executive Officer, which was net of 10,150 shares withheld for withholding taxes associated with the issuance of the shares.

We believe that the issuance of the foregoing securities was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering. Each of the recipients were sophisticated or accredited investors, acquired the securities for investment purposes only and not with a view to distribution and had adequate information about our company.

We have neither paid nor declared dividends on our common stock since our inception and do not plan to pay dividends on our common stock in the foreseeable future. We expect that any earnings which we may realize will be retained to finance our growth.

On November 9, 2005, our Compensation Committee of the Board of Directors recommended, and our Board of Directors approved, the acceleration of vesting of all out-of-the-money unvested options to purchase shares of our common stock with an exercise price greater than $7.00 held by our current employees and executive officers (but excluding any options granted to members of our Board of Directors). These options were previously awarded to our employees on February 4, 2004, pursuant to the 2002 Stock Incentive Plan as amended in 2005 (Plan), and would still have been unvested at January 1, 2006. Options to purchase 107,691 shares of common stock are subject to this acceleration. The exercise price per share for these options was $7.03, while the closing price per share on November 9, 2005 was $2.20.

The following table summarizes the options subject to acceleration:

	Aggregate Number of Shares Issuable Under Accelerated Options	Exercise Price per Share	Date of Grant
Employees as a group (other than executive officers)	69,722	$7.03	February 4, 2004
Executive officers as a group	37,969	$7.03	February 4, 2004

The acceleration of vesting of these out-of-the money options is being undertaken primarily to eliminate any future compensation expense our company would otherwise recognize in its income statement with respect to these options with the implementation of the Financial Accounting Standard Board (FASB) statement "Share-Based Payment" (FAS 123R) effective for our company on January 1, 2006. We estimate this compensation expense, before tax, would be $402,763 in aggregate future expenses based on calculations using the Black-Scholes methodology.

The following table provides information as of December 31, 2007 with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans that have been approved by security holders	1,627,729	$3.31	496,713
Equity compensation plans not approved by security holders	—	—	—
Total	1,627,729	$3.31	496,713

STOCK PRICE PERFORMANCE GRAPH

Our common stock is listed for trading on the NASDAQ Global Market under the symbol "BITI". The Stock Price Performance Graph set forth below compares the cumulative total stockholder return on the our common stock for the period from December 31, 2002 through December 31, 2007, with the cumulative total return of the NASDAQ U.S. Stock Index and the NASDAQ Health Services Index over the same period. The comparison assumes $100 was invested on December 31, 2002 in our common stock, in the NASDAQ U.S. Stock Index and in the NASDAQ Health Services Index and assumes reinvestment of dividends, if any.


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Bio-Imaging Technologies, Inc.
NASDAQ U.S. Stock Index
NASDAQ Health Services
31-Dec-2002
31-Dec-2003
31-Dec-2004
31-Dec-2005
31-Dec-2006
31-Dec-2007

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007
Bio-Imaging Technologies, Inc.	$100.00	$283.18	$249.09	$146.82	$366.36	$367.27
NASDAQ U.S. Stock Index	$100.00	$149.51	$162.71	$166.17	$182.58	$198.00
NASDAQ Health Services	$100.00	$152.92	$192.73	$264.88	$264.50	$345.72

The foregoing Stock Price Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Item 6. *Selected Financial Data.*

The following table presents selected consolidated financial data. This data is derived from our audited consolidated financial statements and should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related footnotes included in this Form 10-K.

	For the Years Ended,				
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(Dollars in thousands, except per share data and number of employees)				
OPERATIONS					
Service revenue	$38,196	$32,115	$23,734	$25,069	$21,748
Total revenue	$47,907	$40,519	$30,486	$29,691	$25,211
Income (loss) from operations	3,190	1,115	(4,335)	1,604	2,198
Net income (loss)	2,333	1,004	(2,545)	949	2,338
Basic earnings (loss) per share	0.20	0.09	(0.23)	0.09	0.25
Diluted earnings (loss) per share	0.18	0.08	(0.23)	0.08	0.22
Weighted average shares used in computing:					
Basic earnings (loss) per share	11,616	11,219	11,114	10,812	9,276
Diluted earnings (loss) per share	12,745	12,364	11,114	12,229	10,849
FINANCIAL POSITION					
Cash, cash equivalents	$17,915	$16,166	$10,554	$ 9,650	$13,289
Working capital	$ 9,721	10,219	8,055	13,121	12,966
Total assets	43,057	34,108	28,791	28,374	25,907
Long-term debt	0	97	551	907	771
Stockholders' equity	23,529	18,842	17,197	19,518	17,426
OTHER DATA					
Purchases of property and equipment	$ 3,928	$ 2,232	$ 1,871	$ 1,849	$ 1,641
Depreciation and amortization	2,335	2,035	2,312	1,760	1,076
Number of employees (not audited)	337	283	264	269	223

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

Pharmaceutical Contract Services

We are a global pharmaceutical contract service organization, providing services that support the product development process of the pharmaceutical, biotechnology and medical device industries. We specialize in assisting our clients in the design and management of the medical imaging component of clinical trials for all modalities, which consist of computerized tomography (CT), magnetic resonance imaging (MRI), x-rays, dual energy x-ray absorptiometry (DXA/DEXA), positron emission tomography (PET), single photon emission computerized tomography (SPECT), quantitative coronary angiography (QCA), cardiac MRI and CT, intravascular ultrasound (IVUS), peripheral quantitative angiography (QVA) and central nervous system (CNS) MRI and ultrasound. We provide services that include the processing and analysis of medical images and the data-basing and regulatory submission of medical images, quantitative data and text.

Our sales cycle, referring to the period from the presentation by us to a potential client to the engagement of us by such client, has historically ranged from three to twelve months. In addition, the contracts under which we perform services typically cover a period of 12 to 60 months and the volume and type of services performed by us generally vary during the course of a project. Service revenues were generated from 130 clients encompassing 289 distinct projects for fiscal 2007. This compares to 128 clients encompassing 284 distinct projects for fiscal 2006.

Our contracted/committed backlog, referred to as backlog, is the expected service revenue that remains to be earned and recognized on both signed and verbally agreed to contracts. Our backlog was $92.5 million as of December 31, 2007. This compares to $75.2 million as of December 31, 2006, an increase of 23.0%. This increase is primarily due to our sales and marketing efforts for fiscal 2007 and an overall market growth for medical-imaging related services for clinical trials. Contracts included in backlog are subject to termination by our clients at any time. In the event that a contract is cancelled by the client, we would be entitled to receive payment for all services performed up to the cancellation date. The duration of the projects included in our backlog range from less than three months to seven years. We believe that our backlog assists our management as an indicator of our long-term business. However, we do not believe that backlog is a reliable predictor of near-term results because service revenues may be incurred in a given period on contracts that were not included in the previous reporting period's backlog and/or contract cancellations or project delays may occur in a given period on contracts that were included in the previous reporting period's backlog.

We believe that demand for our services and technologies will continue to grow as the use of digital technologies for data acquisition and management increases in the radiology and drug development communities. We also believe that there is a growing recognition within the bio-pharmaceutical industry of the advantages in using an independent centralized core laboratory for analysis of medical-imaging data and compliance with the regulatory demands for the submission of such data and this may lead to a growth in our market share for these services. The FDA is also requiring more robust studies and additional data for clinical trials. In addition, the FDA continues to develop sophisticated guidelines for computerized submission of clinical trial data, including medical images. Furthermore, we believe that the increased use of digital medical images in clinical trials, especially for important drug classes such as anti-inflammatory, neurologic and oncologic therapeutics and diagnostic image agents, generate large amounts of image data from a large number of imaging sources. These studies require processing, analysis, data management and submission services best handled by vendors with scalable logistical capabilities and extensive experience working with research facilities worldwide. However, due to several factors, including, without limitation, competition from commercial competitors and academic research centers and the risk of project cancellations, slowing of patient enrollment in on-going studies or delay of future project awards, among others, we cannot assure you that demand for our services and technologies will grow, sustain growth, or that additional revenue generating opportunities will be realized by us.

CapMed Division

Our CapMed division offers the Personal Health Record software, referred to as PHR, and the patent-pending Personal HealthKey™ technology. The PHR is a software application that enables users to manage and store personal health information, including their medical images, on the privacy of their desktop computer, while linking directly to sponsor-directed resources such as drug information, patient education, or disease guidelines. The Personal HealthKey™ plugs into a computer's USB port, allowing doctors and patients easy access to the patient's medical record without the need for additional hardware or software, and it is password protected. Our hybrid product offering also includes patient access to personal health information on line and via cell phone and is interoperable with a wide range of third party vendors.

We intend to expand our CapMed division through partnerships and marketing efforts devoted to the PHR and Personal HealthKey™ products. We continue to pursue alliances and evaluate strategic alternatives to maximize shareholder value. We believe that continued emphasis on improving patient care and reducing cost will contribute to the growth of the personal electronic medical records market. We also have developed an In Case of Emergency (icePHR™) designed especially for use in emergencies to provide consumers with private and timely access to personal health information in a security-enhanced environment. CapMed also offers icePHR Mobile™ that will allow access to the information on cell phones and PDA's and a comprehensive PHR Online product that will capture and maintain all aspects of personal health management. The markets for our CapMed division continue to evolve favorably. We continue to be encouraged by the long-term prospects for this division although the revenue generating adoption rate has been slower than anticipated.

Forward Looking Statements

Certain matters discussed in this Form 10-K are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, our statements regarding: our projected financial results; growth potential for our CapMed division; the demand for our services and technologies; growing recognition for the use of independent centralized core laboratories; trends toward the outsourcing of imaging services in clinical trials; realized return from our marketing efforts; increased use of digital medical images in clinical trials; integration of our acquired companies and businesses; expansion into new business segments; the success of any potential acquisitions and the integration of current acquisitions; and the level of our backlog are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, the timing of revenues due to the variability in size, scope and duration of projects, estimates made by management with respect to our critical accounting policies, regulatory delays, clinical study results which lead to reductions or cancellations of projects, and other factors, including general economic conditions and regulatory developments, not within our control. The factors discussed in this Form 10-K and expressed from time to time in our filings with the SEC, as well as the risk factors set forth in this Form 10-K, could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this filing, and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Critical Accounting Policies, Estimates and Risks

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

On an on-going basis, we evaluate our estimates. The most significant estimates relate to the recognition of revenue and profits based on the proportional performance method of accounting for fixed service contracts and income taxes.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Revenue. Service revenues are recognized over the contractual term of the Company's customer contracts using the proportional performance method, which is based on hours incurred as a percentage of total estimated hours. Service revenues are first recognized when the Company has a signed contract from a customer which: (i) contains fixed or determinable fees; (ii) collectability of such fees is reasonably assured; and (iii) services are performed. Any change to recognized service revenue as a result of revisions to estimated total hours are recognized in the period the estimate changes.

The Company enters into contracts that contain fixed or determinable fees. The fees in the contracts are based on the scope of work we are contracted to perform; there are unitized fees per service and fixed fees with a total estimated for the contract based upon the estimated unitized service expected to be performed, as well as the service to be delivered under the fixed fee component of the contract. The units are estimated based on the information provided by the customer, and the Company bills the customer for actual units completed in accordance with the terms of the contract. In the event that a contract is cancelled by the client, we would be entitled to receive payment for all services performed up to the cancellation date.

The Company, at the request of its clients, directly contract with and pay independent radiologists, referred to as Readers, who review the client's imaging data as part of the clinical trial. The costs of the Readers and other out-of-pocket expenses are reimbursed to the Company and recognized gross as reimbursement revenues pursuant to EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent".

Long-lived Assets, Intangibles and Goodwill. Management annually evaluates the net realizable value of long-lived assets, including property and equipment, intangibles and goodwill relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. If these factors indicate that the carrying value of a long lived asset exceeds the net realizable value, the Company will record an impairment and reduce the carrying value of the asset to the net realizable value.

Capitalized Software Development. We capitalize development costs for a software project once the preliminary project stage is completed, we have committed to fund the project and it is probable that the project will be completed and the software will be used to perform the function intended. We cease capitalization at such time as the computer software project is substantially complete and ready for its intended use. The determination that a software project is eligible for capitalization and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by us with respect to certain external factors including, but not limited to, anticipated future revenue, estimated economic life and changes in software and hardware technologies.

Income Taxes. We evaluate the need to record a valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized. In assessing the need for the valuation allowance, we consider our future taxable income and on-going prudent and feasible tax planning strategies. In the event that we were to determine that, in the future, we would be able to realize our deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax asset would be made, thereby increasing net income in the period such determination was made. Likewise, should we determine that it is more likely than not that we will be unable to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged, thereby decreasing net income in the period such determination was made. We recognize contingent liabilities for any tax related exposures when those exposures are reasonably possible.

Derivatives. As needed, we may use derivative financial instruments to reduce the risk caused by interest rate fluctuations. The derivative instruments are not held for trading purposes. Derivatives are accounted for in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We recognize derivative instruments as either assets or liabilities in our balance sheet and measure them at fair value. If designated as a cash flow hedge, the corresponding changes in fair value are recorded in stockholders equity (as a component of comprehensive income/expense).

Stock-based compensation costs. Effective January 1, 2006, we account for stock-based compensation costs in accordance with SFAS 123R, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to our employees and directors. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of the stock-based awards at the grant date requires considerable judgment. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. If the actual experience differs significantly from the assumptions used to compute our stock-based compensation cost, or if different assumptions had been used, we may have recorded too much or too little stock-based compensation cost.

Foreign Currency Risks

Our financial statements are denominated in U.S. dollars. Fluctuations in foreign currency exchange rates could materially increase the operating costs of our facilities in the Netherlands and France, which are Euro denominated. A 10% increase or decrease in the Euro to U.S. dollar spot exchange rate would result in a change of $546,429 and $41,600 to our net asset position, at December 31, 2007 and December 31, 2006, respectively. In addition, certain of our contracts are denominated in foreign currency. We believe that any adverse fluctuation in the foreign currency markets relating to these costs will not result in any material adverse effect on our financial condition or results of operations. In the event we derive a greater portion of our service revenues from international operations, factors associated with international operations, including changes in foreign currency exchange rates, could affect our results of operations and financial condition.

We hedge our foreign currency exposure when and as appropriate to mitigate the adverse impact of fluctuating exchange rates. Our foreign currency financial instruments primarily consist of cash, trade receivables, prepaid expenses, fixed assets, trade payables and accrued expenses. We were in a net asset position at December 31, 2007 and December 31, 2006. An increase in the exchange rate would result in less net assets when converted to U.S. dollars. Conversely, if we were in a net liability position, a decrease in the exchange rate would result in more net liabilities when converted to U.S. dollars.

Results of Operations

The results of operations for our CapMed segment is not material to the trend of the financials and therefore, the results of operations discussed below includes both our Pharmaceutical Contract Services and CapMed segments.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006.

	2007	% of Total Revenue	2006	% of Total Revenue	$ Change	% Change
Service revenues	$38,196,156	79.7%	$32,114,604	79.3%	$6,081,552	18.9%
Reimbursement revenues	9,711,128	20.3%	8,404,189	20.7%	1,306,939	15.6%
Total revenues	47,907,284	100%	40,518,793	100.0%	7,388,491	18.2%
Cost and expenses:						
Cost of service revenues	21,948,752	45.8%	19,752,390	48.7%	2,196,362	11.1%
Cost of reimbursement revenues	9,711,128	20.3%	8,404,189	20.7%	1,306,939	15.6%
Sales and marketing expenses	6,855,114	14.3%	5,739,303	14.2%	1,115,811	19.4%
General and administrative expenses	6,202,658	12.9%	5,507,518	13.6%	695,140	12.6%
Total cost and expenses	44,717,652	93.3%	39,403,400	97.2%	5,314,252	13.5%
Income from operations	3,189,632	6.7%	1,115,393	2.8%	2,074,239	186.0%
Interest income	654,693	1.4%	559,816	1.4%	94,877	16.9%
Interest expense	(11,563)	(0.0)%	(56,338)	(0.1)%	44,775	(79.5)%
Income before income tax	3,832,762	8.0%	1,618,871	4.0%	2,213,891	136.8%
Income tax provision	1,499,690	3.1%	614,772	1.5%	884,918	143.9%
Net income	$ 2,333,072	4.9%	$ 1,004,099	2.5%	$1,328,973	132.4%

Service revenues were $38,196,156 for fiscal 2007 and $32,114,604 for fiscal 2006, an increase of $6,081,552, or 18.9%. The increase in service revenues was due to an increase in work performed from our increased contract signings in fiscal 2006 and 2007. Our primary scope of work in both periods included medical-imaging core laboratory services and image-based information management services. Our backlog at December 31, 2007 increased to $92.5 million from $75.2 million at December 31, 2006, an increase of 23.0%. We believe this increase in backlog is an indicator that the overall market growth for medical-imaging related services for clinical trials continues to be positive, subject to project cancellations, slowing of patient enrollment in on-going studies and delays of future project awards. Service revenues were generated from 130 clients encompassing 289 distinct projects for fiscal 2007. This compares to 128 clients encompassing 284 distinct projects for fiscal 2006. Contracts with Hoffmann-La Roche, which encompassed 11 projects, represented 13.4% of our service revenues for the year ended December 31, 2007, while one client, Novartis Pharmaceutical, Inc., which encompassed 14 projects, represented 10.9% of our service revenues for the year ended December 31, 2006. Service revenues generated from our client base, while still concentrated as measured by the number of clients, has continued to become more dispersed over time, and we believe more diversification is evident when revenue concentration is measured by the number of individual projects.

Reimbursement revenues and cost of reimbursement revenues was $9,711,128 for fiscal 2007 and $8,404,189 for fiscal 2006, an increase of $1,306,939, or 15.6%. Reimbursement revenues and cost of reimbursement revenues consist of payments received from the customer for reimbursable costs. Reimbursement revenues and cost of reimbursement revenues fluctuate significantly over the course of any given project and quarter to quarter variations are a reflection of this project timing. Therefore, our management believes that reimbursement revenues and cost of reimbursement revenues are not a significant indicator of our overall performance trends. At the request of our clients, we may directly pay the independent radiologists who review our client's imaging data. In such cases, per contractual arrangement, these costs are billed to our clients and are included in reimbursement revenues and cost of reimbursement revenues.

Cost of service revenues was $21,948,752 for fiscal 2007 and $19,752,390 for fiscal 2006, an increase of $2,196,362, or 11.1%. Cost of service revenues for fiscal 2007 and 2006 was comprised of professional salaries and benefits and allocated overhead. The increase in cost of service revenues is primarily due to the addition of operating costs from Theralys S.A. The decrease in cost of service revenues as a percentage of total revenues to 45.8% for fiscal 2007 from 48.7% for fiscal 2006 is primarily attributable to increased efficiencies for a lower increase in cost of service revenue as compared to a higher increase in service revenues. The cost of service revenues as a percentage of total revenues also fluctuates due to work-flow variations in the utilization of staff and the mix of services provided by us in any given period. We expect that our cost of service revenues will continue to increase in fiscal 2008 as service revenues increase.

Sales and marketing expenses were $6,855,114 for fiscal 2007 and $5,739,303 for fiscal 2006, an increase of $1,115,811, or 19.4%. Sales and marketing expenses in fiscal 2007 and 2006 were comprised of direct sales and marketing costs, salaries and benefits and allocated overhead. The increase is primarily due to an increase in our CapMed division's sales and marketing expenses of $565,000 and an increase in the Company's tradeshow attendance and marketing expenditures. We expect that sales and marketing expenses will increase in fiscal 2008 as we continue to expand our market presence in the United States and Europe. Sales and marketing expenses as a percentage of total revenues was 14.3% for fiscal 2007 and 14.2% for fiscal 2006.

General and administrative expenses were $6,202,658 for fiscal 2007 and $5,507,518 for fiscal 2006, an increase of $695,140, or 12.6%. General and administrative expenses in fiscal 2007 and 2006 consisted primarily of salaries and benefits, depreciation and amortization, professional and consulting services, office rent and corporate insurance. The increase is primarily due to an increase in professional and consulting services. We expect that our general and administrative expense will increase in 2008 due to anticipated additional expenditures for compliance with the Sarbanes-Oxley Act of 2002. The decrease in general and administrative expenses as a percentage of total revenues to 12.9% for fiscal 2007 from 13.6% for fiscal 2006 is primarily due to a greater increase in our total revenues for fiscal 2007.

Net interest income was $643,130 for fiscal 2007 and net interest income was $503,478 for fiscal 2006, an increase of $139,652, or 27.7%. This increase is primarily due to a higher investable cash balances and higher interest rates on short term investments. Also, interest expense has decreased as our capital leases are maturing. Net interest income and expense for 2007 and 2006 is comprised of interest income earned on our cash balance and interest expense incurred on equipment lease obligations. Interest income may decrease in fiscal 2008 if we utilize cash for acquisitions and also with decreased interest rates.

Income before income taxes was $3,832,762 for fiscal 2007 and $1,618,871 for fiscal 2006, an increase of $2,213,891 or 136.8%. The increase was due to the increase in operating income of $2,074,239 due to our process improvement efforts during fiscal 2007.

Our income tax provision for fiscal 2007 was $1,499,690 and $614,772 for fiscal 2006. Our effective tax rate is 39.1% for fiscal 2007 and 37.3% for fiscal 2006. The increase in the effective tax rate is due to the mix of pre-tax income in the U.S. versus the Netherlands and France, which have lower corporate income tax rates.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005.

	2006	% of Total Revenue	2005	% of Total Revenue	$ Change	% Change
Service revenues	$32,114,604	79.3%	$23,733,579	77.9%	$ 8,381,025	35.3%
Reimbursement revenues	8,404,189	20.7%	6,752,062	22.1%	1,652,127	24.5%
Total revenues	40,518,793	100.0%	30,485,641	100.0%	10,033,152	32.9%
Cost and expenses:						
Cost of service revenues	19,752,390	48.7%	18,335,513	60.1%	1,416,877	7.7%
Cost of reimbursement revenues	8,404,189	20.7%	6,752,062	22.1%	1,652,127	24.5%
Sales and marketing expenses	5,739,303	14.2%	4,772,223	15.7%	967,080	20.3%
General and administrative expenses	5,507,518	13.6%	4,960,378	16.3%	547,140	11.0%
Total cost and expenses	39,403,400	97.2%	34,820,176	114.2%	4,583,224	13.2%
Income (loss) from operations	1,115,393	2.8%	(4,334,535)	(14.2)%	5,449,928	(125.7)%
Interest income	559,816	1.4%	189,609	0.6%	370,207	195.2%
Interest expense	(56,338)	(0.1)%	(106,287)	(0.3)%	49,949	(47.0)%
Income (loss) before income tax	1,618,871	4.0%	(4,251,213)	(13.9)%	5,870,084	(138.1)%
Income tax provision (benefit)	614,772	1.5%	(1,705,841)	(5.6)%	2,320,613	(136.0)%
Net income (loss)	$ 1,004,099	2.5%	$(2,545,372)	(8.3)%	$ 3,549,471	(139.4)%

Service revenues were $32,114,604 for fiscal 2006 and $23,733,579 for fiscal 2005, an increase of $8,381,025, or 35.3%. The increase in service revenues was due to an increase in work performed from our increased contract signings in fiscal 2005 and 2006. Our backlog at December 31, 2006 increased to $75.2 million from $58.4 million at December 31, 2005, an increase of 28.8%. We believe this increase in backlog is an indicator that the overall market growth for medical-imaging related services for clinical trials continues to be positive, subject to project cancellations, slowing of patient enrollment in on-going studies and delays of future project awards. Service revenues were generated from 128 clients encompassing 284 distinct projects for fiscal 2006. This compares to 115 clients encompassing 270 distinct projects for fiscal 2005. Contracts with one client, Novartis Pharmaceutical, Inc., which encompassed 14 projects, represented 10.9% of our service revenues for the year ended December 31, 2006, while no one client accounted for 10% or more of our service revenues for the year ended December 31, 2005. Service revenues generated from our client base, while still concentrated as measured by the number of clients, has continued to become more dispersed over time, and we believe more diversification is evident when revenue concentration is measured by the number of individual projects. Our primary scope of work in both periods included medical-imaging core laboratory services and image-based information management services.

Reimbursement revenues and cost of reimbursement revenues was $8,404,189 for fiscal 2006 and $6,752,062 for fiscal 2005, an increase of $1,652,127, or 24.5%. Reimbursement revenues and cost of reimbursement revenues consist of payments received from the customer for reimbursable costs. Reimbursement revenues and cost of reimbursement revenues fluctuate significantly over the course of any given project and quarter to quarter variations are a reflection of this project timing. Therefore, our management believes that reimbursement revenues and cost of reimbursement revenues are not a significant indicator of our overall performance trends. At the request of our clients, we may directly pay the independent radiologists who review our client's imaging data. In such cases, per contractual arrangement, these costs are billed to our clients and are included in reimbursement revenues and cost of reimbursement revenues.

Cost of service revenues was $19,752,390 for fiscal 2006 and $18,335,513 for fiscal 2005, an increase of $1,416,877, or 7.7%. Cost of service revenues for fiscal 2006 and 2005 was comprised of professional salaries and benefits and allocated overhead. The increase in cost of revenues is primarily due to the increase in consulting costs associated with project related revenues. The decrease in cost of service revenues as a percentage of total revenues to 48.7% for fiscal 2006 from 60.1% for fiscal 2005 is primarily attributable to the reduced revenue in 2005 as a result of the contract cancellations in 2004 and process improvement efforts during fiscal 2006. The cost of service revenues as a percentage of total revenues also fluctuates due to work-flow variations in the utilization of staff and the mix of services provided by us in any given period. We expect that our cost of service revenues will continue to increase in fiscal 2007 as service revenues increase.

Sales and marketing expenses were $5,739,303 for fiscal 2006 and $4,772,223 for fiscal 2005, an increase of $967,080, or 20.3%. Sales and marketing expenses in fiscal 2006 and 2005 were comprised of direct sales and marketing costs, salaries and benefits and allocated overhead. The increase is due to an increase associated with our CapMed division of $349,000, $135,000 in expenses associated with tradeshow appearances and $479,000 in personnel costs and sales commissions due to the increase in contract signings for fiscal 2006 as compared to fiscal 2005. We expect that sales and marketing expenses will increase in fiscal 2007 as we continue to expand our market presence in the United States and Europe. The decrease in sales and marketing expenses as a percentage of total revenues to 14.2% for fiscal 2006 from 15.7% for fiscal 2005 is primarily due to a greater increase in our total revenues for fiscal 2006.

General and administrative expenses were $5,507,518 for fiscal 2006 and $4,960,378 for fiscal 2005, an increase of $547,140, or 11.0%. General and administrative expenses in fiscal 2006 and 2005 consisted primarily of salaries and benefits, depreciation and amortization, professional and consulting services, office rent and corporate insurance. The increase is primarily due to an increase in professional and consulting services. We expect that our general and administrative expense will increase in 2007 due to anticipated additional expenditures for compliance with the Sarbanes-Oxley Act of 2002. The decrease in general and administrative expenses as a percentage of total revenues to 13.6% for fiscal 2006 from 16.3% for fiscal 2005 is primarily due to a greater increase in our total revenues for fiscal 2006.

Net interest income was $503,478 for fiscal 2006 and net interest income was $83,322 for fiscal 2005, an increase of $420,156, or 504.3%. This increase is primarily due to a higher investable cash balance and higher interest rates on short term investments. Also, interest expense has decreased as our capital leases are maturing. Net interest income and expense for 2006 and 2005 is comprised of interest income earned on our cash balance and interest expense incurred on equipment lease obligations. Interest income may decrease in fiscal 2007 if we utilize cash for acquisitions.

Income before income taxes was $1,618,871 for fiscal 2006, and we had a loss before income tax of $4,251,213 for fiscal 2005, an increase of $5,870,084 or 138.1%. The increase was due to the reduction of $5,449,928 of operating loss from the prior year from greater service revenue while expenses increased at a slower rate due to our process improvement efforts during fiscal 2006.

Our income tax provision for fiscal 2006 was $614,772 versus an income tax benefit for fiscal 2005 of $1,705,841. The income tax benefit in fiscal 2005 resulted from recording a deferred tax benefit for the future tax savings anticipated from using the net operating loss carryforwards available at December 31, 2005. Our effective tax rate is 37.3% for fiscal 2006 and 40.1% for fiscal 2005. The decrease in the effective tax rate is due to the mix of pre-tax income in the U.S. versus the Netherlands, which has a lower corporate income tax rate.

Quarterly Results

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2007 and 2006. This quarterly financial data should be read in conjunction with the audited consolidated financial statements included herein.

	Quarter Ended							
	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006
Service revenues	$10,366,169	$ 9,563,241	$ 9,456,757	$ 8,809,989	$ 8,662,571	$ 8,094,141	$ 8,041,196	$ 7,316,696
Reimbursement revenues	2,322,873	2,893,342	2,229,447	2,265,466	2,025,806	2,211,783	2,173,545	1,993,055
Total revenues	12,689,042	12,456,583	11,686,204	11,075,455	10,688,377	10,305,924	10,214,741	9,309,751
Cost and expenses:								
Cost of service revenues	5,802,907	5,392,924	5,476,878	5,276,043	4,967,044	4,903,640	5,189,921	4,691,785
Cost of reimbursement revenues	2,322,873	2,893,342	2,229,447	2,265,466	2,025,806	2,211,783	2,173,545	1,993,055
Sales and marketing expenses	1,831,965	1,724,134	1,738,989	1,560,026	1,491,826	1,358,641	1,441,108	1,447,728
General and administrative expenses	1,605,175	1,558,060	1,567,145	1,472,278	1,342,604	1,401,852	1,391,816	1,371,246
Total cost and expenses	11,562,920	11,568,460	11,012,459	10,573,813	9,827,280	9,875,916	10,196,390	9,503,814
Income (loss) from operations	1,126,122	888,123	673,745	501,642	861,097	430,008	18,351	(194,063)
Interest income	170,350	168,295	155,496	160,552	166,467	146,904	128,912	117,533
Interest expense	(287)	(1,144)	(6,401)	(3,731)	(15,308)	(10,154)	(13,693)	(17,183)
Income (loss) before income tax provision (benefit)	1,296,185	1,055,274	822,840	658,463	1,012,256	566,758	133,570	(93,713)
Income tax provision (benefit)	498,757	408,412	329,136	263,385	399,300	200,082	53,428	(38,038)
Net income (loss)	$ 797,428	$ 646,862	$ 493,704	$ 395,078	$ 612,956	$ 366,676	$ 80,142	$ (55,675)
Basic (loss) income per common share	$ 0.07	$ 0.06	$ 0.04	$ 0.03	$ 0.05	$ 0.03	$ 0.01	$ (0.01)
Weighted average number of common shares	11,725,034	11,658,035	11,602,176	11,467,015	11,282,726	11,213,887	11,202,712	11,180,310
Diluted (loss) income per common share	$ 0.06	$ 0.05	$ 0.04	$ 0.03	$ 0.05	$ 0.03	$ 0.01	$ (0.01)
Weighted average number of dilutive common equivalent shares	12,856,136	12,677,704	12,653,589	12,657,405	12,372,348	12,125,613	12,171,375	11,180,310

Liquidity and Capital Resources

	2007	2006
Net cash provided by operating activities	$ 8,693,811	$ 8,528,685
Net cash used in investing activities	$(7,434,889)	$(2,232,461)
Net cash provided by (used in) financing activities	$ 489,453	$ (683,628)

At December 31, 2007, we had cash and cash equivalents of $17,914,639. Working capital, defined as current assets minus current liabilities, at December 31, 2007 was $9,720,616 as compared to working capital at December 31, 2006 of $10,218,505.

Net cash provided by operating activities for fiscal 2007 was $8,693,811 as compared to net cash provided by operating activities of $8,528,685 for fiscal 2006. This increase is primarily due to the increase in net income in fiscal 2007 of $1.3 million, offset by the decrease in our accounts receivable of $1.2 million from the prior year.

Net cash used in investing activities consists of our investment in capital and leasehold improvements of $3,927,578 and our acquisition of Theralys for $3,507,311. We currently anticipate that capital expenditures for fiscal 2008 will be approximately $3.5 million. These expenditures primarily represent additional upgrades in our networking, data storage and core laboratory capabilities for both the United States and European operations as well as capitalization of software costs.

Net cash provided by financing activities is primarily attributable to a tax benefit related to stock options of $642,855 and proceeds from stock option exercises of $301,056 offset by payments on capital leases of $454,458.

The following table lists our cash contractual obligations as of December 31, 2007:

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Capital lease obligations	$ 97,036	$ 97,036	—	—	—
Facility rent operating leases	5,145,386	1,643,720	2,599,310	902,356	—
Employment agreements	650,833	575,000	75,833		—
Total contractual cash obligations	$5,893,255	$2,315,756	$2,675,143	$902,356	—

On February 6, 2007, we acquired 100% of the outstanding securities of Theralys, a privately held company headquartered in Lyon, France. The aggregate purchase price was 2,958,285 Euros ($3,853,462 as determined by an agreed upon exchange rate), of which 2,375,484 Euros ($3,093,122) was paid in cash and $760,340 was paid with 93,408 shares of our common stock. We also incurred $678,000 in acquisition costs.

We have neither paid nor declared dividends on our common stock since our inception and do not plan to pay dividends on our common stock in the foreseeable future.

We have not entered into any off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons.

We anticipate that our existing capital resources together with cash flow from operations will be sufficient to meet our foreseeable cash needs. However, we cannot assure you that our operating results will continue to achieve profitability on an annual basis in the future. The inherent operational risks associated with the following factors may have a material adverse affect on our future liquidity:

- our ability to gain new client contracts;
- project cancellations;
- the variability of the timing of payments on existing client contracts; and
- other changes in our operating assets and liabilities

We may seek to raise additional capital from equity or debt sources in order to take advantage of unanticipated opportunities, such as more rapid expansion, acquisitions of complementary businesses or the development of new services. We cannot assure you that additional financing will be available, if at all, on terms acceptable to us.

Our fiscal year 2008 operating plan contains assumptions regarding revenue and expenses. The achievement of our operating plan depends heavily on the timing of work performed by us on existing projects and our ability to gain and perform work on new projects. Project cancellations or delays in the timing of work performed by us on existing projects or our inability to gain and perform work on new projects could have an adverse impact on our ability to execute our operating plan and maintain adequate cash flow. In the event actual results do not meet the operating plan, our management believes it could execute contingency plans to mitigate these effects. Considering the cash on hand and based on the achievement of the operating plan and management's actions taken to date, management believes it has the ability to continue to generate sufficient cash to satisfy our operating requirements in the normal course of business for at least the next twelve months and the foreseeable future.

Recently Issued Accounting Statements

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes recognition threshold that a tax position is required to meet before being recognized in the financial statements. Historically, our tax provision for financial statement purposes and the actual tax returns have been prepared using consistent methodologies. There were no material unrecognized tax benefits as of December 31, 2006. Accordingly, the adoption did not have a material impact on the financial statements. We do not expect the unrecognized tax benefit to change during the next twelve months. Any interest and penalties incurred on settlements of outstanding tax positions would be recorded as a component of tax expense. We file our tax returns as prescribed by the tax laws of the jurisdictions in which we operate. Our federal taxes for years 2005 and 2007 are subject to examination. Our state taxes for years 2000 through 2006 are subject to examination. Our foreign taxes for years 2002 through 2006 are subject to examination by the respective authorities.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157, as it relates to financial assets and financial liabilities, becomes effective for Bio-Imaging Technologies, Inc. on January 1, 2008. On February 12, 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. We have determined that the adoption of SFAS 157, as it relates to financial assets and financial liabilities will not have a material impact on the Consolidated Financial Statements. We are currently evaluating the potential impact of SFAS 157, as it relates nonfinancial assets and nonfinancial liabilities, on the Consolidated Financial Statements.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, "Fair Value Option for Financial Assets and Financial Liabilities," (SFAS 159) which permits companies to use fair value for reporting purposes under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating SFAS 159 and the related impact on our financial position and results of operations.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141R, "Business Combinations (Revised 2007)," (SFAS 141R) which addresses ways to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008. Retrospective application is not permitted. The Company is currently evaluating SFAS 141R and the related impact on our financial position and results of operations.

Existing Contracts

As of December 31, 2007, we had entered into agreements with 71 companies, encompassing 167 projects, to provide services in the aggregate amount of $153.5 million through October 2012, of which services valued at $92.5 million remain to be completed. Such contracts are subject to termination by us or our clients at any time or for any reason. In addition, clients' clinical trials or other projects are subject to timing and scope changes. Therefore, total service revenue generated by us during the life of these contracts may be less than initial contract values.

Item 7a. *Quantitative and Qualitative Disclosures About Market Risk.*

Interest Rate Risk

We invest in high-quality financial instruments, comprised of savings accounts, certificate of deposits and money market funds. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

Foreign Currency Risk

In accordance with our current foreign exchange rate risk management policy, since inception, we have purchased twenty monthly Euro call options. Nineteen monthly call options were in the amount of 250,000 Euros each, and one call option was for 200,000 Euros for anticipated additional costs in May, 2006. The first expiration was on July 27, 2005, and the last expiration was in March 2007 with a strike price ranging from $1.26 to $1.27. These options were intended to hedge against the exposure to variability in our cash flows resulting from the Euro denominated costs for our Netherlands subsidiary. We paid a total premium of $132,109 for the options.

During the twelve months ended December 31, 2007, we exercised the remaining two options and a gain of $10,398 was recognized in the Consolidated Statement of Income on the exercised options. During the twelve months ended December 31, 2006, we exercised seven options and a loss of $10,784 was recognized in the Consolidated Statement of Income.

Under our current foreign exchange rate risk management policy, and upon expiration or ineffectiveness of the derivative, we will record a gain or loss from the derivative that is deferred in stockholders' equity to cost of revenues and general and administrative expenses in the Consolidated Statement of Income based on the nature of the underlying cash flow hedged.

During the year ended December 31, 2007, we have not purchased any additional such Euro call options, because our foreign currency needs are generally being met by the cash flow generated by Euro denominated contracts. As of December 31, 2007, there are no outstanding derivative positions.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Foreign Currency Risks" for a more detailed discussion of our foreign currency risks and exposures.

Item 8. ***Financial Statements and Supplementary Data.***

Report of Independent Registered Public Accounting Firm

To the Board of Directors
And Stockholders of
Bio-Imaging Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Bio-Imaging Technologies, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
March 5, 2008

BIO-IMAGING TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$17,914,639	$16,166,264
Accounts receivable, net of allowance for doubtful accounts of $28,996 and $14,000, respectively	5,881,089	5,564,748
Prepaid expenses and other current assets	1,234,948	1,237,405
Deferred income taxes	2,930,466	2,210,800
Total current assets	27,961,142	25,179,217
Property and equipment, net	7,980,072	5,908,281
Intangibles, net	449,599	353,732
Goodwill	6,025,052	1,873,706
Deferred income taxes	—	272,954
Other assets	641,416	519,821
Total Assets	$43,057,281	$34,107,711
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,864,046	$ 1,720,481
Accrued expenses and other current liabilities	4,615,973	3,334,554
Deferred revenue	11,663,471	9,451,219
Current maturities of capital lease obligations	97,036	454,458
Total current liabilities	18,240,526	14,960,712
Long-term capital lease obligations	—	97,036
Deferred income tax — non-current	691,094	—
Other liability	597,070	208,208
Total liabilities	19,528,690	15,265,956
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock — $.00025 par value; authorized 3,000,000 shares, 0 issued and outstanding at December 31, 2007 and 2006	—	—
Common stock — $.00025 par value; authorized 18,000,000 shares, issued and outstanding 11,765,483 and 11,309,550 shares at December 31, 2007 and 2006, respectively	2,943	2,827
Additional paid-in capital	25,084,157	22,864,390
Accumulated deficit	(1,709,547)	(4,042,619)
Accumulated other comprehensive income	151,038	17,157
Stockholders' equity	23,528,591	18,841,755
Total liabilities and stockholders' equity	$43,057,281	$34,107,711

The accompanying notes are an integral part of these statements.

BIO-IMAGING TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31,		
	2007	2006	2005
Service revenues	$38,196,156	$32,114,604	$23,733,579
Reimbursement revenues	9,711,128	8,404,189	6,752,062
Total revenues	47,907,284	40,518,793	30,485,641
Cost and expenses:			
Cost of service revenues	21,948,752	19,752,390	18,335,513
Cost of reimbursement revenues	9,711,128	8,404,189	6,752,062
Sales and marketing expenses	6,855,114	5,739,303	4,772,223
General and administrative expenses	6,202,658	5,507,518	4,960,378
Total cost and expenses	44,717,652	39,403,400	34,820,176
Income (loss) from operations	3,189,632	1,115,393	(4,334,535)
Interest income	654,693	559,816	189,609
Interest expense	(11,563)	(56,338)	(106,287)
Income (loss) before income tax	3,832,762	1,618,871	(4,251,213)
Income tax provision (benefit)	1,499,690	614,772	(1,705,841)
Net income (loss)	$ 2,333,072	$ 1,004,099	$ (2,545,372)
Basic income (loss) per common share	$ 0.20	$ 0.09	$ (0.23)
Weighted average number of common shares	11,615,571	11,219,283	11,114,483
Diluted income (loss) per common share	$ 0.18	$ 0.08	$ (0.23)
Weighted average number of dilutive common equivalent shares	12,744,584	12,364,041	11,114,483

The accompanying notes are an integral part of these statements.

BIO-IMAGING TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Gain (Loss)	Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2004	11,027,320	$2,757	$22,016,231	$(2,501,346)	—	$19,517,642
Stock options exercised	110,417	28	93,265	—	—	93,293
Restricted shares issued	30,000	7	42,245	—	—	42,252
Stock based compensation	—	—	70,587	—	—	70,587
Tax benefit on exercise of stock options	—	—	80,000	—	—	80,000
Net unrealized loss on derivative instruments	—	—	—	—	(61,578)	(61,578)
Net loss	—	—	—	(2,545,372)	—	(2,545,372)
Balance at December 31, 2005	11,167,737	$2,792	$22,302,328	$(5,046,718)	$(61,578)	$17,196,824
Stock options exercised	126,963	32	153,254	—	—	153,286
Restricted shares issued	14,850	3	(5,132)	—	—	(5,129)
Stock based compensation	—	—	362,510	—	—	362,510
Tax benefit on exercise of stock options	—	—	51,430	—	—	51,430
Net unrealized gain on derivative instruments	—	—	—	—	78,735	78,735
Net income	—	—	—	1,004,099		1,004,099
Balance at December 31, 2006	11,309,550	$2,827	$22,864,390	$(4,042,619)	$ 17,157	$18,841,755
Stock options exercised	341,675	87	300,969	—	—	301,056
Restricted shares issued	14,850	4	(4)	—	—	—
Stock issued for acquisitions	99,408	25	801,836	—	—	801,861
Stock based compensation	—	—	474,111	—	—	474,111
Tax benefit on exercise of stock options	—	—	642,855	—	—	642,855
Net unrealized loss on derivative instruments	—	—	—	—	(17,157)	(17,157)
Equity adjustment from foreign currency translation					151,038	151,038
Net income	—	—	—	2,333,072	—	2,333,072
Balance at December 31, 2007	11,765,483	$2,943	$25,084,157	$(1,709,547)	$151,038	$23,528,591

	For the Year Ended December 31,		
	2007	2006	2005
Statement of comprehensive income			
Net income (loss)	$2,333,072	$1,004,099	$(2,545,372)
Net unrealized income (loss) on derivative instruments	(17,157)	78,735	(61,578)
Equity adjustment from foreign currency translation	151,038	—	—
Total comprehensive income (loss)	$2,466,953	$1,082,834	$(2,606,950)

The accompanying notes are an integral part of these statements.

BIO-IMAGING TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 2,333,072	$ 1,004,099	$ (2,545,372)
Adjustments to reconcile net income (loss) to net cash provided by Operating activities, net of acquisition:			
Depreciation and amortization	2,334,715	2,035,096	2,311,853
Provision (benefit) for deferred income taxes	286,027	24,203	(1,817,041)
Sales leaseback deferred gains	—	—	16,518
Bad debt benefit (provision)	14,996	16,132	(10,872)
Stock based compensation expense	474,111	357,381	71,729
(Gain) Loss on foreign currency options	(10,398)	81,513	29,100
Changes in operating assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(144,636)	1,050,597	1,337,131
Increase in prepaid expenses and other current assets	(77,339)	(234,266)	(91,796)
Increase in other assets	(53,071)	(92,766)	(108,835)
Increase (decrease) in accounts payable	78,059	(271,290)	411,067
Increase in accrued expenses and other current liabilities	1,342,408	1,359,373	262,159
Increase in deferred revenue	2,092,944	3,196,192	3,178,397
Increase in other liabilities	22,923	2,421	74,106
Net cash provided by operating activities	8,693,811	8,528,685	3,118,144
Cash flows used in investing activities:			
Purchases of property and equipment	(3,927,578)	(2,232,461)	(1,870,978)
Net cash paid for acquisition	(3,507,311)	—	—
Net cash used in investing activities	(7,434,889)	(2,232,461)	(1,870,978)
Cash flows from financing activities:			
Payments under equipment lease obligations	(454,458)	(874,267)	(825,778)
Premiums paid for foreign currency options	—	(14,077)	(118,032)
Proceeds from exercise of stock options	301,056	153,286	93,300
Excess tax benefit related to stock options	642,855	51,430	—
Proceeds from sales leaseback	—	—	506,872
Net cash provided by (used in) financing activities	489,453	(683,628)	(343,638)
Net increase in cash and cash equivalents	1,748,375	5,612,596	903,528
Cash and cash equivalents at beginning of period	16,166,264	10,553,668	9,650,140
Cash and cash equivalents at end of period	$17,914,639	$16,166,264	$10,553,668
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$ 11,563	$ 56,338	$ 106,287
Cash paid during the period for income taxes	$ 604,333	$ 97,625	$ 228,169
Supplemental schedule of noncash investing and financing activities:			
Equipment purchases under capital lease obligations	—	—	$ 622,531

The accompanying notes are an integral part of these statements.

	For the Year Ended December 31, 2007	2006	2005
Supplemental cash flow disclosure			
Schedule of non cash investing and financing activities			
Increase in property, plant and equipment acquisitions in accounts payable	$10,532	$310,849	$79,237

	For the Year Ended December 31, 2007	2006	2005
Acquired business			
Accounts receivable	$ 227,767	—	—
Property and equipment	185,261	—	—
Other assets	53,432	—	—
Intangible assets and goodwill	4,531,586	—	—
Net current liabilities assumed	(377,131)	—	—
Other liabilities assumed	(353,263)	—	—
Common stock issued	(760,341)	—	—
Cash paid for acquired business, net of cash acquired of $200,972	$3,507,311	—	—

The accompanying notes are an integral part of these statements.

BIO-IMAGING TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Description of Business

Bio-Imaging Technologies, Inc. and Subsidiaries ("Bio-Imaging" or the "Company") is a pharmaceutical contract services organization, operating in two business segments, the pharmaceutical services division and the CapMed division. The pharmaceutical services division provides services that support the product development process of the pharmaceutical, biotechnology and medical device industries. We specialize in assisting our clients in the design and management of the medical imaging component of clinical trials for all modalities, which includes computerized tomography (CT), magnetic resonance imaging (MRI), radiography, dual energy x-ray absorptiometry (DXA/DEXA), positron emission tomography (PET), single photon emission computerized tomography (SPECT), quantitative coronary angiography (QCA), cardiac MRI and CT, intravascular ultrasound (IVUS), peripheral quantitative angiography (QVA), central nervous system (CNS) MRI and ultrasound. We provide services that include the processing and analysis of medical images and the data-basing and regulatory submission of medical images, quantitative data and text. The Company's CapMed division includes the Personal Health Record ("PHR") software and the patent-pending Personal HealthKey™ technology. The PHR is a software application that enables users to manage and store personal health information, including their medical images, on the privacy of their desktop computer, while linking directly to sponsor-directed resources such as drug information, patient education, or disease guidelines. The Personal HealthKey™ plugs into a computer's USB port, allowing doctors and patients easy access to the patient's medical record without the need for additional hardware or software, and it is password protected.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Oxford Bio-Imaging Research, Inc. and Bio-Imaging Technologies Holding B.V. All inter-company transactions and balances have been eliminated.

Basis of Presentation

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 financial statement presentation. We have reclassed certain reimbursable items and have changed the presentation of our service revenues, reimbursement revenues, cost of service revenues and cost of reimbursement revenues.

Functional Currency

Historically, the functional currency for our Netherlands operations was the US Dollar based on an initial evaluation, as well as periodic evaluations, of economic factors as set forth in SFAS 52.

We periodically evaluated the economic facts and circumstances that led to the initial conclusion that the functional currency of the Netherlands operation was the US Dollar for any significant changes that might indicate that the functional currency of the Netherlands operation had changed. Based on our most recent evaluation performed in connection with the commencement of our quarter ended September 30, 2007, we concluded that, effective July 1, 2007, the functional currency of our Netherlands operation is the Euro. The primary economic factor change was the increase in the sales price and market indicator of significantly more contracts in EUROs as well as the cash flow and financing indicator of US Dollar to Euro in our Netherlands operation.

The equity adjustment from foreign currency translation was $151,038 at December 31, 2007.

The functional currency for our French operations is the Euro based on our initial and periodic evaluations of economic factors as set forth in SFAS 52.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of capital lease obligations approximate fair value.

Cash and Cash Equivalents

The Company maintains cash in excess of FDIC insurance limits in certain financial institutions. The Company considers cash equivalents to be highly liquid investments with a maturity at the time of purchase of three months or less.

The Company has a standby letter of credit which approximated $166,000 at December 31, 2007 and 2006. This letter of credit represents an irrevocable guarantee to fulfill the office facilities operating lease obligation.

Revenue Recognition

Service revenues are recognized over the contractual term of the Company's customer contracts using the proportional performance method, which is based on hours incurred as a percentage of total estimated hours. Service revenues are first recognized when the Company has a signed contract from a customer which: (i) contains fixed or determinable fees; (ii) collectability of such fees is reasonably assured; and (iii) the services were performed. Any change to recognized service revenue as a result of revisions to estimated total hours are recognized in the period the estimate changes.

The Company enters into contracts that contain fixed or determinable fees. The fees in the contracts are based on the scope of work we are contracted to perform; there are unitized fees per service and fixed fees with a total estimated for the contract based upon the estimated unitized service expected to be performed, as well as the service to be delivered under the fixed fee component of the contract. The units are estimated based on the information provided by the customer, and the Company bills the customer for actual units completed in accordance with the terms of the contract. In the event that a contract is cancelled by the client, we would be entitled to receive payment for all services performed up to the cancellation date.

The Company's revenue recognition policy entails a number of estimates including an estimate of the total hours that are expected to be incurred on a project, which is used as the basis for determining the portion of the Company's revenue to be recognized for each period. The revenue recognized in any period might have been materially affected if different assumptions or conditions prevailed. The timing of the Company's recognition of revenue would be revised if there were changes in the total estimated hours (other than scope changes in a project which typically result in a revision to the contract). The Company reviews its total estimated hours monthly. Provisions for losses expected to be incurred on contracts are recognized in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

The Company also incurs direct cost of service revenues comprised of hours incurred at the outset of a customer service arrangement prior to receiving a final signed contract and in accordance with CON 6 "Elements of Financial Statements" believe that there is probable future economic benefit. Accordingly, the Company defers these costs and delays the recording of any revenue until the contract is executed. If a customer does not execute the contract, the Company immediately expenses the deferred costs, offset by any deferred service revenue associated with these costs. The Company had $0 and $31,500 of cost of service revenues deferred at December 31, 2007 and 2006, respectively.

Unbilled services represent revenue recognized which pursuant to contractual terms have not yet been billed to the client. In general, amounts become billable pursuant to contractual milestones or in accordance with predetermined payment schedules. Unbilled services are generally billable within one year from the respective balance sheet date. Deferred revenue is recorded for cash received from clients for services that have not yet been earned at the respective balance sheet date.

The Company, at the request of its clients, directly contract with and pay independent radiologists, referred to as Readers, who review the client's imaging data as part of the clinical trial. The costs of the Readers and other out-of-pocket expenses are reimbursed to the Company and recognized gross as reimbursement revenues pursuant to EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent".

Allowance For Doubtful Accounts

The Company maintains allowances for doubtful accounts on a specific identification method for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of the customers ability to make payments, additional allowances may be required. The Company does not have any off-balance-sheet credit exposure related to its customers and the trade accounts receivable does not bear interest.

	December 31,	
	2007	2006
Billed trade accounts receivable	$5,089,688	$4,781,682
Unbilled trade accounts receivable	745,936	771,818
Other	45,465	11,248
Total receivables	$5,881,089	$5,564,748
Allowance Rollforward:		
Balance at January 1, 2006	$ 3,295	
Additions	14,000	
Write offs (net of recoveries)	(3,295)	
Balance at December 31, 2006	$ 14,000	
Additions	28,996	
Write offs (net of recoveries)	(14,000)	
Balance at December 31, 2007	$ 28,996	

Property and Equipment

Property and equipment is recorded at historical cost and depreciated over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided for over the lesser of the related lease term, or the useful lives of the related assets. The cost and related accumulated depreciation of assets fully depreciated, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains or losses are included in the statements of income.

Management annually evaluates the net realizable value of long-lived assets, including property and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. If these factors indicate that the carrying value of a long lived asset exceeds the net realizable value, the Company will record an impairment and reduce the carrying value of the asset to the net realizable value.

Capitalized Software Development

The Company capitalizes development costs for a software project once the preliminary project stage is completed, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. The Company ceases capitalization at such time as the computer software project is substantially complete and ready for its intended use. The determination that a software project is eligible for capitalization and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future revenue, estimated economic life and changes in software and hardware technologies. The Company capitalized software development costs of $1,678,787 and $1,518,684 for the year ended December 31, 2007, and 2006 respectively. Amortization expense related to capitalized computer software costs amounted to $444,805, $357,281, and $311,458 at December 31, 2007, 2006, and 2005 respectively. Capitalized software development costs are included as a component of property and equipment.

Goodwill and Other Intangible Assets

Goodwill and indefinite-lived intangible assets are tested for impairment at least annually; however, these tests are performed more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. The company's fair value methodology is based on quoted market prices, if available. If quoted market prices are not available, an estimate of fair market value is made based on prices of similar assets or other valuation methodologies including present value techniques. Impairment losses would be included in Cost of Service Revenues and other operating charges. Definite-lived intangible assets, such as purchased and licensed technology, patents and customer lists are amortized over their estimated useful lives, generally for periods ranging from 2 to 5 years. The company continually evaluates the reasonableness of the useful lives of these assets.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," which utilizes the liability method. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities at currently enacted tax laws and rates. A valuation allowance is provided against the carrying value of deferred tax assets when management believes it is more likely than not that the deferred tax assets will not be realized. The Company recognizes contingent liabilities for any tax related exposures when those exposures are reasonably possible.

Earnings Per Share

SFAS No. 128 "Earnings per Share" requires the presentation of basic earnings per share and diluted earnings per share. Basic earnings per common share are calculated by dividing the net income available to Common Stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the weighted average number of shares of Common Stock outstanding, adjusted for the effect of potentially dilutive securities using the treasury stock method.

The computation of basic earnings per common share and diluted earnings per common share is as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Net income (loss) — diluted and basic	$ 2,333,072	$ 1,004,099	$ (2,545,372)
Denominator — basic:			
Weighted average number of common shares	11,615,571	11,219,283	11,114,483
Basic income (loss) per common share	$ 0.20	$ 0.09	$ (0.23)
Denominator — diluted:			
Weighted average number of common shares	11,615,571	11,219,283	11,114,483
Common share equivalents of outstanding stock options	1,023,474	967,896	—
Common share equivalents of unrecognized compensation expense	105,539	176,862	—
Weighted average number of dilutive common equivalent shares	12,744,584	12,364,041	11,114,483
Diluted income (loss) per common share	$ 0.18	$ 0.08	$ (0.23)

For the year ended December 31, 2007, options to purchase 140,000 shares of the Company's Common Stock have been excluded from the calculation of diluted earnings per common share as they were antidilutive. Also, we excluded options to purchase 412,450 and 1,360,358 shares of our common stock for the twelve months ended December 31, 2006 and 2005, respectively, since they were out-of-the-money and antidilutive.

Derivatives

The Company uses derivative financial instruments to reduce the risk caused by interest rate fluctuations. The derivative instruments are not held for trading purposes. Derivatives are accounted for in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company recognizes derivative instruments as either assets or liabilities in the balance sheet and measures them at fair value. If designated as a cash flow hedge, the corresponding changes in fair value are recorded in stockholders equity (as a component of comprehensive income/expense).

Recently Issued Accounting Statements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157, as it relates to financial assets and financial liabilities, becomes effective for Bio-Imaging Technologies, Inc. on January 1, 2008. On February 12, 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157," which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. We have determined that the adoption of SFAS 157, as it relates to financial assets and financial liabilities will not have a material impact on the Consolidated Financial Statements. We are currently evaluating the potential impact of SFAS 157, as it relates nonfinancial assets and nonfinancial liabilities, on the Consolidated Financial Statements.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, "Fair Value Option for Financial Assets and Financial Liabilities," (SFAS 159) which permits companies to use fair value for reporting purposes under GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating SFAS 159 and the related impact on our financial position and results of operations.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141R, "Business Combinations (Revised 2007)," (SFAS 141R) which addresses ways to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008. Retrospective application is not permitted. The Company is currently evaluating SFAS 141R and the related impact on our financial position and results of operations.

2. Acquisitions

On February 6, 2007, we acquired 100% of the outstanding securities of Theralys, a company headquartered in Lyon, France to expand our therapeutic expertise in the Central Nervous System and Neurovascular areas. The aggregate purchase price was 2,958,285 Euros ($3,853,462 as determined by an agreed upon exchange rate), of which 2,375,484 Euros ($3,093,122) was paid in cash and $760,340 was paid in 93,408 shares of our common stock. We also incurred $678,000 in acquisition costs. The purchase of the business was accounted for under the purchase method of accounting. The result of operations of Theralys were included in our financial statements at the acquisition date in our pharmaceutical contract services business segment. The assets acquired primarily consisted of $4,153,000 goodwill, $291,000 software, $52,000 customer relationship and $36,000 non-compete.

3. Property and Equipment

Property and equipment, at cost, consists of the following:

	December 31,		Estimated
	2007	2006	Useful Life
Equipment	$ 6,886,753	$ 5,412,801	5 years
Equipment under capital leases	4,332,486	4,332,486	5 years
Furniture and fixtures	859,328	744,501	7 years
Leasehold improvements	1,175,416	708,826	5 years
Computer software costs	6,385,830	4,317,828	5 years
	19,639,813	15,516,442	
Less: Accumulated depreciation and amortization	(11,659,741)	(9,608,161)	
Property and equipment, net	$ 7,980,072	$ 5,908,281	

Accumulated depreciation related to equipment acquired under capital leases amounted to $3,641,320, $3,056,588, and $2,389,076 at December 31, 2007, 2006 and 2005, respectively. Accumulated amortization related to capitalized computer software costs amounted to $1,349,789, $904,984, and $547,704 at December 31, 2007, 2006 and 2005, respectively. Depreciation expense for the year ended December 31, 2007, 2006 and 2005 were $2,051,580, $1,742,484, and $1,963,242, respectively.

4. Intangible Assets

Included in other assets, the following is the acquired intangible assets:

	December 31, 2007	December 31, 2006	Estimated Useful Life
Amortized intangible assets:			
Technology	$ 697,502	$ 406,502	5 years
Trademarks	372,130	372,130	5 years
Customer backlog	217,900	165,900	3 years
Non-competition agreement	211,190	175,190	3 years
Non-competition agreement	76,953	76,953	2 years
	1,575,675	1,196,675	
Accumulated amortization	(1,126,076)	(842,943)	
	$ 449,599	$ 353,732	
Unamortized intangible assets:			
Goodwill	$ 6,025,052	$1,873,706	

The goodwill relates to the Company's Pharmaceutical Services Segment. The Company has evaluated the goodwill and has determined that there is no impairment of the values at December 31, 2007. Amortization expense of intangible assets for the year ended December 31, 2007, 2006 and 2005 were $283,133, $292,612 and $332,343, respectively.

Future amortization of the intangible assets is as follows:

	Year Ending December 31, 2007
2008	$238,949
2009	76,700
2010	61,200
2011	58,200
2012	14,550
Thereafter	—
	$449,599

5. Accrued Expenses

Accrued expenses and other current liabilities at December 31, 2007 and 2006 consist of the following:

	December 31, 2007	December 31, 2006
Accrued compensation	$2,616,292	$1,825,330
Accrued consulting fees	44,863	75,932
Accrued income taxes	314,359	435,576
Accrued other	1,640,459	997,716
	$4,615,973	$3,334,554

6. Capital Lease Obligations

Capital lease obligations consist of equipment lease obligations at December 31, 2007 and 2006. The equipment lease obligations are payable in monthly installments ranging from $3,640 to $15,614 for 2007 and from $400 to $15,614 for 2006. Interest rates range from 6.10% to 7.50%, through August 2008, and are collateralized by the related equipment.

On May 17, 2005, the Company renewed and amended its agreement with Wachovia Bank, National Association. The renewed and amended agreement was for an unsecured committed line of credit of $5,000,000. Interest was payable at the LIBOR Market Index Rate plus 2.0%. The agreement required the Company, among other things, to maintain certain financial covenants. The committed line of credit matured June 30, 2006 and the Company decided not to renew the credit line.

In May 2005, the Company entered into a $506,872 sale-leaseback transaction whereby the Company sold and leased back computer equipment, software, and furniture. The resulting lease is being accounted for as a capital lease. There was a gain recorded on the sale in the amount of $16,518 which is being deferred over the life of the lease. The lease term is for 3 years with an interest rate of 6.10%

In August 2005, the Company entered into a $115,659 transaction whereby the Company leased media equipment. The resulting lease is being accounted for as a capital lease. The lease term is for 3 years with an interest rate of 7.50%.

The following is a schedule, by year, of the future minimum payments under capital leases, together with the present value of the net minimum payments as of December 31, 2007:

2008	$98,764
2009	—
2010	—
2011	—
2012 and thereafter	—
Total minimum capital lease payments	98,764
Less amount representing interest	(1,728)
Total present value of minimum payment	97,036
Less current portion of such obligations	97,036
Long-term capital lease obligations	$ 0

7. Stock Based Compensation

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which establishes the financial accounting and reporting standards for stock-based compensation plans. SFAS 123R requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors. The stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period of the entire award. This period is generally the vesting period of the corresponding award. We have adopted the forfeiture rate on stock option grants issued after January 1, 2006 and the application of the forfeiture rate on unvested stock options at January 1, 2006 was immaterial to our financial statement.

At December 31, 2007, the Company has one stock-based employee compensation plan. The compensation cost that has been recorded to income under the plan for the year ended December 31, 2007 was $474,111, of which $154,311 is a result of the expensing of stock options pursuant to FAS 123R, $117,800 is a result of expensing restricted stock units issued to our Board of Directors and $202,000 is a result of expensing a potential stock award to our President and Chief Executive Officer.

On November 9, 2005, the Compensation Committee of the Board of Directors of the Company recommended, and the Company's Board of Directors approved, the acceleration of vesting of all out-of-the-money unvested options to purchase shares of common stock of the Company with an exercise price greater than $7.00 held by current employees and executive officers of the Company (but excluding any options granted to members of the Company's Board of Directors). These options were previously awarded to employees of the Company on February 4, 2004, pursuant to the 2002 Stock Incentive Plan, as amended in 2005 (Plan), and would still have been unvested at January 1, 2006. Options to purchase 107,691 shares of common stock were subject to this acceleration. The exercise price per share for these options was $7.03, while the closing price per share on November 9, 2005 was $2.20.

The following table summarizes the options subject to acceleration:

	Aggregate Number of Shares Issuable Under Accelerated Options	Exercise Price per Share	Date of Grant
Employees as a group (other than executive officers)	69,722	$7.03	February 4, 2004
Executive officers as a group	37,969	$7.03	February 4, 2004

The acceleration of vesting of these out-of-the money options was being undertaken primarily to eliminate any future compensation expense the Company would otherwise recognize in its income statement with respect to these options with the implementation of the Financial Accounting Standard Board (FASB) statement "Share-Based Payment" (FAS 123R) effective for the Company on January 1, 2006. We estimate this compensation expense, before tax, would be $402,763 in aggregate future expenses based on calculations using the Black-Scholes methodology.

Prior to January 1, 2006, we accounted for our stock-based employee compensation plan under the recognition and measurement principles of APB Opinion No. 25. No stock based employee compensation cost was reflected in net income, as all options granted under this plan had an exercise price equal to or greater than the fair market value of the underlying common stock on the date of grant. The following table sets forth the computation of basic and diluted loss per share for the year ended December 31, 2005 and illustrates the effect on net loss and loss per share as if we had applied the fair value recognition provisions of SFAS 123R to its stock plans:

	For the Year Ended December 31, 2005
Net loss, as reported	$(2,545,372)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	689
Deduct: Stock-based employee compensation expense determined under SFAS 123R, net of related tax effects	(421,407)
Pro forma loss	$(2,966,090)
Loss per share:	
Basic — as reported	$ (0.23)
Basic — pro forma	$ (0.27)
Diluted — as reported	$ (0.23)
Diluted — pro forma	$ (0.27)

The following table presents the total stock-based compensation expense resulting from stock options and restricted stock unit awards:

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
Cost of revenues	$335,668	$255,374
General and administrative	65,763	49,952
Sales and marketing	72,680	52,055
Stock-based compensation expense before income taxes	$474,111	$357,381

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate (range)	4.13 - 4.48	4.61 - 4.94%	3.85%
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	56.00%	58.00%	56.00%
Expected term (in years)	4.00 - 5.00	4.00	4.00

Expected Volatility. Expected volatility is calculated on a weekly basis over the expected term of the option using the company's common stock close price.

Expected Term. The expected term is based on historical observations of employee exercise patterns during our history.

Risk-Free Interest Rate. The interest rate used in valuing awards is based on the yield at the time of grant of a U.S. Treasury security with an equivalent remaining term.

Dividend Yield. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus has assumed a 0% dividend yield.

Pre-Vesting Forfeitures. Estimates of pre-vesting option forfeitures are based on our experience. We used a 10% forfeiture rate assumption. We will adjust our estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. The cumulative effect resulting from initially applying the provisions of SFAS 123R to nonvested equity awards was not significant.

Stock Options

Fiscal Year 2007:

Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	1,870,662	$2.61	4.78	$10,192,916
Granted	147,500	8.02	6.02	8,500
Exercised	(341,675)	1.43	—	488,828
Forfeited or Expired	(48,758)	3.89	—	189,808
Outstanding at December 31, 2007	1,627,729	3.31	4.37	7,762,766
Unvested at December 31, 2007	227,785	6.54	5.82	350,273
Exercisable at December 31, 2007	1,399,944	$2.79	4.13	$ 7,412,493

The weighted-average grant date fair value of options granted for the years ended December 31, 2007, 2006 and 2005 was $8.02, $4.06 and $1.06, respectively. Cash received from option exercises for the years ended 2007, 2006 and 2005 was $488,828, $153,285, and $93,300, respectively.

As of December 31, 2007, there was $570,047 of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a period of 4.75 years.

During 2002, the Company's Board of Directors and stockholders approved the adoption of the Plan and authorized the issuance of 950,000 shares of the Company's Common Stock under the plan. In May 2005, the Company's Board of Directors and stockholders approved an amendment to the Plan and authorized the issuance of an additional 750,000 shares of the Company's Common Stock under the plan.

Each option is exercisable into one share of Common Stock. Options granted pursuant to the plan may be qualified incentive stock options, as defined in the Internal Revenue Code, or nonqualified options. The exercise price of qualified incentive stock options may not be less than the fair market value of the Company's Common Stock at the date of grant. The term of such stock options granted under the plan shall not exceed ten years and the vesting schedule of such stock option grants varies from immediate vesting on date of grant to vesting over a period of up to five years.

The following table summarizes the transactions pursuant to the Company's stock option plan for the year ended December 31, 2007:

	Number of Shares Underlying Options	Weighted Average Option Grant Date Fair Value
Non-vested at December 31, 2004	330,456	$4.85
Granted	60,000	$3.43
Vested	(312,706)	$5.08
Non-vested at December 31, 2005	77,750	$2.83
Granted	198,100	$3.53
Vested	(95,550)	$3.04
Non-vested at December 31, 2006	180,300	$3.49
Granted	147,500	$6.71
Vested	(100,015)	$3.73
Non-vested at December 31, 2007	227,785	$5.47

1,627,729, 1,690,362 and 1,753,558 options are exercisable at December 31, 2007, 2006 and 2005, respectively, at a weighted average exercise price of $3.31, $2.46 and $2.30, respectively.

The intrinsic value of stock options exercised for the years ended December 31, 2007, 2006 and 2005 respectively, were $2,271,906, $470,731 and $242,476.

At December 31, 2007, by range of exercise prices, the number of shares represented by outstanding options with their weighted average exercise price and weighted average remaining contractual life, in years, and the number of shares represented by exercisable options with their weighted average exercise price are as follows:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.63-$0.88	494,529	1.80	$0.70	494,529	1.80	$0.70
$1.00-$1.16	176,500	3.97	$1.11	176,500	3.97	$1.11
$1.28-$2.80	123,425	3.80	$2.12	123,425	3.80	$2.12
$3.05-$5.10	505,675	6.00	$4.23	421,890	6.16	$4.28
$7.03-$8.06	327,600	6.15	$7.47	183,600	6.12	$7.03
$0.63-$8.06	1,627,729	4.37	$3.31	1,399,944	4.13	$2.79

Restricted Stock Units: On March 1, 2006, we entered into an employment agreement with our President and Chief Executive Officer that expires on February 28, 2009. This agreement amended and restated the prior agreement that originally expired January 31, 2007 and extended the term of service through February 28, 2009. Pursuant to this employment agreement our President and Chief Executive Officer can potentially receive up to 25,000 restricted shares of the company's common stock for fiscal 2007. Based on management's assumptions, we recognized the related proportionate expense of $202,000 for 25,000 shares of these restricted stock units for fiscal 2007 based on a fair value of $8.08 at December 31, 2007. These restricted shares are service and performance-based and the value is determined by its fair value (as if underlying shares were vested and issued).

8. Commitments

The Company has entered into non-cancelable operating leases for office facilities which expire through April 2013.

Future minimum aggregate rental payments on the noncancelable portion of the lease are as follows:

	Year Ending December 31, 2007
2008	$1,643,720
2009	1,600,505
2010	998,805
2011	386,724
2012	386,724
Thereafter	128,908
	$5,145,386

Rent expense charged to operations for the year ended December 31, 2007, 2006 and 2005 was $1,840,507, $1,649,766 and $1,590,759, respectively.

On March 1, 2006, the Company entered into an employment agreement with its President and Chief Executive Officer that expires on February 28, 2009. This agreement amended and restated the prior agreement that originally expired January 31, 2007. In addition, the Company has an employment agreement with its Chief Financial Officer that expires February 5, 2009 and is renewable on an annual basis. The aggregate amount due from January 1, 2008 through the expiration under these agreements was $650,833. At December 31, 2007, the Company has recorded compensation of $202,000, which we believe will be paid in stock, to its President and Chief Executive Officer pursuant to his employment agreement.

9. Employee Benefit Plan

The Company sponsors the Bio-Imaging Technologies, Inc. Employees' Savings Plan (the "401(k) Plan"), a defined contribution plan with a cash or deferred arrangement. Under the terms of the 401(k) Plan, eligible employees may elect to reduce their annual compensation up to the annual limit prescribed by the Internal Revenue Service. The Company may make discretionary matching contributions in cash, subject to plan limits. The Company made contributions of $158,113, $54,450 and $43,062 for the year ended December 31, 2007, 2006 and 2005, respectively.

10. Major Customers

During 2007, Hoffmann-LaRoche, encompassing 11 projects represented 13.4% of our service revenues for the year ended December 31, 2007, while for the comparable period last year, Novartis Pharmaceutical, Inc., encompassing 14 projects represented 10.9% of our service revenues for the year ended December 31, 2006. No customers accounted for more than 10% of service revenues for the year ended December 31, 2005. No other customers accounted for more than 10% of service revenues in fiscal year 2007.

11. Income Taxes

The income tax provision (benefit) consists of the following:

	For the Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$ 546,082	$ 121,411	$ 50,414
State and local	503,914	207,228	9,862
Foreign	163,667	210,500	50,924
	$1,213,663	$ 539,139	$ 111,200
Deferred:			
Federal	458,155	268,717	(1,373,792)
State and local	(172,128)	(129,084)	(443,249)
Foreign	—	(64,000)	—
	286,027	75,633	(1,817,041)
Income tax provision (benefit)	$1,499,690	$ 614,772	$(1,705,841)

The Company's reconciliation of the expected federal provision rate to the effective income tax rate is as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Tax provision at statutory rate	34.0%	34.0%	(34.0)%
State and local income taxes, net of federal benefit	5.7%	4.4%	(6.9)%
Permanent differences	0.6%	1.6%	0.4%
Foreign rate difference	(1.0)%	(1.1)%	(0.3)%
Other	(0.2)%	(1.6)%	0.7%
Effective income tax rate	39.1%	37.3%	(40.1)%

The Company's domestic and foreign income before income tax is as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Domestic income before income tax	$3,232,514	$1,187,448	$(4,651,156)
Foreign income before income tax	$ 600,248	431,423	399,943
Total income before income tax	$3,832,762	$1,618,871	$(4,251,213)

The components of net deferred tax assets consist of the following:

	For the Year Ended December 31,	
	2007	2006
Deferred tax assets:		
Accrued expenses	$ 31,726	$ 28,936
Allowance for doubtful accounts	11,769	—
AMT credit	—	145,376
Deferred revenue	2,996,461	2,381,677
Federal net operating loss carryforwards	374,920	943,760
Restricted stock	129,818	81,796
Stock options	130,463	67,823
Amortization of acquisition costs	17,496	—
Total deferred tax assets	3,692,653	3,649,368
Deferred tax liabilities:		
Excess of tax over book depreciation	(675,509)	(323,025)
Amortization of acquisition costs	—	(85,159)
Prepaid expenses	(369,772)	(349,430)
Total deferred tax liabilities	(1,045,281)	(757,614)
Valuation allowance	(408,000)	(408,000)
Net deferred tax assets	$ 2,239,372	$2,483,754

The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. In assessing the need for the valuation allowance, the Company considers future taxable income and on-going prudent and feasible tax planning strategies. In the event that the Company was to determine that, in the future, they would be able to realize the deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax asset would be made, thereby increasing net income in the period such determination was made. Likewise, should the Company determine that it is more likely than not that it will be unable to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged, thereby decreasing net income in the period such determination was made.

The Company has accumulated tax losses, which include allowable deductions related to exercised employee stock options, generating federal and state net operating loss (NOL) credit carryforwards of $1.1 million as of December 31, 2007 and $2.8 million as of December 31, 2006. These losses will expire, if unused, in the years 2009 through 2022. Under limitations imposed by Internal Revenue Code Section 382, certain potential changes in ownership of the Company, which may be outside the Company's knowledge or control, may restrict future utilization of these carryforwards. Due to such ownership changes that have occurred in prior years, the Company has estimated that $1.1 million of the current federal net operating loss will likely expire unused due to Internal Revenue Code Section 382 limitations. The current and long-term deferred tax assets are comprised of the NOL carryforwards with a tax effected value of $408,000 as of December 31, 2007. Generally accepted accounting principles require that the Company establish a valuation allowance for any portion of its deferred tax assets for which management believes it is more likely than not the Company will be unable to utilize the asset to offset future taxes. The Company will continue to evaluate the potential use of its deferred tax assets and the need for a valuation allowance by considering future taxable income and on-going prudent and feasible tax planning strategies. Subsequent revisions to the estimated realizable value of the deferred tax assets could cause the provision for income taxes to vary significantly from period to period, although the cash tax payments would remain unaffected until the NOL credit carryforward is fully utilized or has expired. Our deferred tax assets are primarily comprised of the temporary book to tax differences related to deferred revenue.

The Company recognizes contingent liabilities for any tax related exposures when those exposures are reasonably possible.

The tax benefit of the stock option deductions have been recorded to additional paid in capital in the amount of $642,855 and $51,430 for the year ended December 31, 2007 and 2006, respectively.

The Company has not provided for U.S. federal income and foreign withholding taxes on approximately $2.0 million of undistributed earnings from its non-U.S. operations as of December 31, 2007 because such earnings are intended to be reinvested indefinitely outside of the United States.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Historically, our tax provision for financial statement purposes and the actual tax returns have been prepared using consistent methodologies. There were no material unrecognized tax benefits as of December 31, 2006. Accordingly, the adoption did not have a material impact on the financial statements. We do not expect the unrecognized tax benefit to materially change during the next twelve months. Any interest and penalties incurred on settlements of outstanding tax positions would be recorded as a component of tax expense. We file our tax returns as prescribed by the tax laws of the jurisdictions in which we operate. Our federal tax returns for years 2005 and 2006 are subject to examination. Our state taxes for years 2000 through 2006 are subject to examination. Our foreign taxes for years 2002 through 2006 are subject to examination by the respective authorities.

12. Derivatives

We have not entered into any derivatives or other hedging instruments during the twelve months ended December 31, 2007. As of December 31, 2007, there are no outstanding derivative positions. For instruments that are associated with the hedge of cash flows, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The assessment for effectiveness is formally documented at hedge inception and reviewed at least quarterly throughout the designated hedge period.

In accordance with our current foreign exchange rate risk management policy, since inception, we have purchased twenty monthly Euro call options. Nineteen monthly call options are in the amount of 250,000 Euros each and one call option is for 200,000 Euros for anticipated additional costs in May, 2006. The first expiration was on July 27, 2005 and the last expiration is in March 2007 with a strike price ranging from $1.26 to $1.27. These options are to hedge against the exposure to variability in our cash flows due to the Euro denominated costs for our Netherlands subsidiary. We paid a total premium of $132,109 for the options and at December 31, 2006 had recorded an Accumulated Other Comprehensive Gain of $17,157 in the stockholders' equity section of the Balance Sheet due to changes in the value of this derivative.

During the twelve months ended December 31, 2007, we exercised two options. A gain of $10,398 was recognized in the Consolidated Statement of Operations during fiscal 2007. During the twelve months ended December 31, 2006, we exercised seven of the thirteen options. A loss of $10,784 was recognized in the Consolidated Statement of Operations on the exercised options during fiscal 2006.

Under our current foreign exchange rate risk management policy, and upon expiration or ineffectiveness of the derivative, we will record a gain or loss from the derivative that is deferred in stockholders' equity to cost of revenues and general and administrative expenses in the Consolidated Statement of Operations based on the nature of the underlying cash flow hedged.

13. Foreign Operations

Foreign customers accounted for 43% and 28% of service revenues for the year ended December 31, 2007 and 2006, respectively.

14. Business Segments

FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. In November 2003, the Company acquired the intellectual property of CapMed Corporation. The Company has two reportable segments: pharmaceutical contract services and the CapMed division. The pharmaceutical contract service segment provides services that support the product development process of the pharmaceutical, biotechnology and medical device industries. The CapMed segment offers a software application that enables users to manage and store personal health information, including their medical images, on the privacy of their desktop computer, while linking directly to sponsor-directed resources such as drug information, patient education, or disease guidelines. The operating segments are managed separately because each offers different services and applications to different markets. Management evaluates the performance of each segment based upon operating earnings or losses before interest and income taxes.

Summarized financial information concerning the Company's reportable segments is shown in the following table:

	Pharmaceutical Contract Services	CapMed Division	Consolidated Total
Fiscal 2007			
Total revenues	$47,254,732	$ 652,552	$47,907,284
Total cost and expenses	$42,266,746	$ 2,450,906	$44,717,652
Income (loss) from operations	$ 4,987,986	$(1,798,354)	$ 3,189,632
Total assets at December 31, 2007	$40,075,195	$ 2,982,086	$43,057,281
Fiscal 2006			
Total revenues	$40,256,454	$ 262,339	$40,518,793
Total cost and expenses	$37,586,497	$ 1,816,903	$39,403,400
Income (loss) from operations	$ 2,669,957	$(1,554,564)	$ 1,115,393
Total assets at December 31, 2006	$32,418,588	$ 1,689,123	$34,107,711
Fiscal 2005			
Total revenues	$30,125,893	$ 359,748	$30,485,641
Total cost and expenses	$33,352,578	$ 1,467,598	$34,820,176
Loss from operations	$(3,226,685)	$(1,107,850)	$(4,334,535)
Total assets at December 31, 2005	$27,605,712	$ 1,185,221	$28,790,933

The Company maintains offices in Newtown, Pennsylvania, Leiden, the Netherlands and Lyon, France. Net fixed assets located in Newtown, Pennsylvania were $6,287,465 and $4,549,666 at December 31, 2007 and 2006, respectively. Net fixed assets located in Leiden, the Netherlands, were $1,327,909 and $1,358,615 at December 31, 2007 and 2006, respectively. Net fixed assets located in Lyon, France were $364,698 at December 31, 2007.

15. Related Party Transactions

At December 31, 2007, Covance, Inc. owned 20.0% of the Company's outstanding Common Shares. The Company and Covance, Inc. have entered into various services agreements, for Covance's clients that sponsor clinical trials, in the ordinary course of business. The Company's service revenues include $1,151,052, $820,955 and $307,016 for the year ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, the amounts due from Covance, Inc. were $2,977 and $212,323, respectively as reported in accounts receivable.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A(T). ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures. We evaluated, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 ("Exchange Act"), as amended) as of December 31, 2007, the end of the period covered by this report on Form 10K. Based on this evaluation, our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal accounting and financial officer) have concluded that our disclosure controls and procedures were effective as of December 31, 2007. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on its evaluation, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Remediation of Material Weakness. As of September 30, 2007, we identified the following material weakness: We did not maintain effective controls over the accuracy of service revenues. Specifically, we did not maintain effective controls to review the accuracy of manual calculations for our monthly service revenues made within a spreadsheet application. This control deficiency resulted in audit adjustments that were material to the September 30, 2007 consolidated financial statements. In addition, this control deficiency could have resulted in a misstatement of service revenues that would have resulted in a material misstatement of the annual or interim financial statements that would not be prevented or detected. Accordingly, at September 30, 2007, we determined that this control deficiency constituted a material weakness.

In the fourth quarter of 2007 we migrated the manual revenue calculation from spreadsheet applications into automated functions within the accounting system thereby eliminating the use of spreadsheets in the monthly revenue calculation. Also, during the fourth quarter of 2007 we implemented additional revenue reporting and disclosure controls. As of December 31, 2007 we have evaluated and validated compliance with the newly implemented controls and concluded that the previous material weakness in our internal controls over the review of the accuracy of service revenues has been remediated.

Changes in internal control over financial reporting. As noted above, there were changes in our internal control over financial reporting during the most recent quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information relating to our directors, nominees for election as directors and executive officers under the headings "Election of Directors" and "Executive Officers" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer and principal financial and accounting officer, or persons performing similar functions. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the NASDAQ Global Market by filing such amendment or waiver with the SEC.

Item 11. *Executive Compensation.*

The discussion under the heading "Executive Compensation" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The discussion under the headings "Certain Relationships and Related Transactions" and "Election of Directors" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 14. ***Principal Accounting Fees and Services.***

The discussion under the heading "Independent Registered Public Accounting Firm Fees and Other Matters" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 15. ***Exhibits, Financial Statement Schedules.***

(a)(1) *Financial Statements.* The financial statements filed as part of this report are listed on the Index to the Consolidated Financial Statements.

(a)(2) *Financial Statement Schedules.* Schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) *Exhibits.* Reference is made to the Exhibit Index. The exhibits are included, or incorporated by reference, in the Annual Report on Form 10-K and are numbered in accordance with Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 5th day of March, 2008.

BIO-IMAGING TECHNOLOGIES, INC.

By: /s/ Mark L. Weinstein

Mark L. Weinstein, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark L. Weinstein Mark L. Weinstein	President and Chief Executive Officer and Director (principal executive officer)	March 5th, 2008
/s/ Ted I. Kaminer Ted I. Kaminer	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	March 5th, 2008
/s/ Jeffrey H. Berg, Ph.D. Jeffrey H. Berg, Ph.D.	Director	March 5th, 2008
/s/ Richard F. Cimino Richard F. Cimino	Director	March 5th, 2008
/s/ E. Martin Davidoff, Esq., CPA E. Martin Davidoff, Esq., CPA	Director	March 5th, 2008
/s/ David E. Nowicki, D.M.D. David E. Nowicki, D.M.D.	Chairman of the Board and Director	March 5th, 2008
/s/ David Stack David Stack	Director	March 5th, 2008
/s/ James A. Taylor, Ph.D. James A. Taylor, Ph.D.	Director	March 5th, 2008
/s/ Paula B. Stafford Paula B. Stafford	Director	March 5th, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement dated October 25, 2001, by and between Bio-Imaging Technologies, Inc. and Quintiles, Inc. Incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated October 25, 2001.
3.1	Restated Certificate of Incorporation of Bio-Imaging Technologies, Inc. Incorporated by reference to Exhibit 3.1 of our Registration Statement on Form S-1 (File Number 33-47471), which became effective on June 18, 1992. Amendments incorporated by reference to Exhibit 3.1 of our Annual Report on Form 10-K for the year ended September 30, 1993 and to Exhibit 3.1 of our Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995.
3.2	Amended and Restated By-Laws of Bio-Imaging Technologies, Inc. Incorporated by reference to Exhibit 3.1 of our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001.
4.1	Specimen Common Stock Certificate. Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-1 (File Number 33-47471), which became effective on June 18, 1992.
4.2	Registration Agreement dated October 13, 1994, between Bio-Imaging Technologies, Inc. and Corning Pharmaceuticals Services Inc., now Covance Inc. Incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K dated October 13, 1994.
4.3	Registration Rights Agreement dated as of October 25, 2001, by and between Bio-Imaging Technologies, Inc. and Quintiles, Inc. Incorporated by reference to Exhibit 2 of our Current Report on Form 8-K/A dated October 25, 2001.
10.1*	2002 Stock Incentive Plan, adopted by the stockholders of Bio-Imaging Technologies, Inc. on February 27, 2002, as amended and restated on April 14, 2005. Incorporated by reference to Exhibit 99.1 of our Registration Statement on Form S-8 dated December 21, 2006.
10.2*	401(k) Plan. Incorporated by reference to Exhibit 10.7 of our Registration Statement on Form S-1 (File Number 33-47471), which became effective on June 18, 1992.
10.3	Form of Employee's Invention Assignment, Confidential Information and Non-Competition Agreement. Incorporated by reference to Exhibit 10.9 of our Annual Report on Form 10-K for the fiscal year ended September 30, 1992.
10.4	Stock Purchase Agreement dated October 13, 1994, between Bio-Imaging Technologies, Inc. and Covance Inc. Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated October 13, 1994.
10.5*	Invention Assignment and Confidential Information Agreement dated January 20, 2000, by and between Bio-Imaging Technologies, Inc. and Mark L. Weinstein. Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-QSB for the quarter ended December 31, 1999.
10.6	Amended and Restated Employment Agreement dated March 1, 2006, by and between Bio-Imaging Technologies, Inc. and Mark L. Weinstein. Incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
10.7	First Modification of Office Space Lease between 826 Newtown Associates, LP and Bio-Imaging Technologies, Inc. dated January 11, 2002. Incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002.
10.8	Office Space Lease dated September 22, 1999, between Yardley Road Associates, L.P. and Bio-Imaging Technologies, Inc. Incorporated by reference to Exhibit 10.9 of our Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999.
10.9	Office Space Lease dated September 11, 2000, between Angelo Investment Company and Bio-Imaging Technologies, Inc. Incorporated by reference to Exhibit 10.11 of our Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000.
10.10*	Employment Agreement dated February 6, 2003, by and between Bio-Imaging Technologies, Inc. and Ted I. Kaminer. Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2003.
10.11	Securities Purchase Agreement dated September 15, 2003, by and between Bio-Imaging Technologies, Inc. and certain institutional investors. Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated September 15, 2003.

Exhibit No.	Description of Exhibit
10.12	Registration Rights Agreement dated September 15, 2003, by and between Bio-Imaging Technologies, Inc. and certain institutional investors. Incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated September 15, 2003.
10.13*	Form of Amended Executive Retention Agreement by and between Bio-Imaging Technologies, Inc. and certain executive officers. Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
10.14	Asset Purchase Agreement, dated November 20, 2003, by and between Bio-Imaging Technologies, Inc. and CapMed, Inc. Incorporated by reference to Exhibit 10.16 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.15	Stock Purchase Agreement, dated December 10, 2004, by and between Bio-Imaging Technologies, Inc. and Heart Core B.V. Incorporated by reference to Exhibit 10.17 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.16	Fourth Modification of Office Space Lease between 826 Newtown Associates, LP and Bio-Imaging Technologies, Inc. dated September 29, 2004. Incorporated by reference to Exhibit 10.18 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.17	Stock Purchase Agreement, dated February 6, 2007, by and between Bio-Imaging Technologies, Inc. and Theralys, S.A. Incorporated by reference to Exhibit 10.17 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
10.18	Development and Supply Agreement dated June 20, 2005 between CapMed, a division of Bio-Imaging Technologies, Inc., and Medic Alert Foundation United States, Inc. (Portions of this exhibit have been omitted and have been filed separately pursuant to an application for confidential treatment filed with the Securities and Exchange Commission on August 15, 2005). Incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
21	List of Subsidiaries of Registrant. Incorporated by reference to Exhibit 21.1 of our Annual Report on Form 10-KSB for the fiscal year ended September 30, 1997.
23.1†	Consent of PricewaterhouseCoopers LLP.
31.1†	Certification of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2†	Certification of principal financial and accounting officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1†	Certification of principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.
32.2†	Certification of principal financial and accounting officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.

* A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 13(a) of Form 10-K.

† Included herewith.

CORPORATE INFORMATION

Board of Directors

David E. Nowicki, D.M.D.
Chairman of the Board
Bio-Imaging Technologies, Inc.

Mark L. Weinstein
President & Chief Executive Officer
Bio-Imaging Technologies, Inc.

Jeffrey H. Berg, Ph.D.
President
Health Care Insights

Richard F. Cimino.
President, Late Stage Development Services and
Corporate Senior Vice President, Covance, Inc.

E. Martin Davidoff, CPA, Esq.
E. Martin Davidoff & Associates

David M. Stack
President, Chief Executive Officer
of Pacira Pharmaceuticals, Inc
Executive Partner of MPM Capital and
Managing Partner, Stack Pharmaceuticals, Inc.

Paula B. Stafford
Executive Vice President, Global Data Management & Biostatistics
Quintiles Transnational Corp.

James A. Taylor, Ph.D.
President
Taylor Associates

Executive Officers

Mark L. Weinstein
President & Chief Executive Officer

Ted I. Kaminer
Senior Vice President & Chief Financial Officer

Colin G. Miller, Ph.D.
Senior Vice President, Medical Affairs

David A. Pitler
Senior Vice President, Operations

Corporate Headquarters

Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721

Telephone: 267-757-3000
Facsimile: 267-757-3007
Internet Site: http://bioimaging.com
E-mail: general@bioimaging.com

European Offices

Bio-Imaging Technologies, B.V.
Schipholweg 117
NL 2316 XC Leiden, the Netherlands

Telephone: 31.71.524.8660
Facsimile: 31.71.524.8669

Bio-Imaging Technologies, S.A.
BioParc, 60 Avenue Rockefeller
F-69008 Lyon, France

Telephone: 33.4.26.23.05.05
Facsimile: 33.4.26.23.05.06

U.S. Sales

Telephone: 267-757-3038
Facsimile: 267-757-3007

European Sales

Telephone: +49(0)7623.796.246
Facsimile: +49(0)7623.796.247

Annual Meeting

The Annual Meeting of Stockholders will take place on Wednesday, May 14, 2008 at 11:00 a.m. at the Company's principal executive offices at 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940

Transfer Agent and Registrar

Computershare Trust Company
350 Indiana Street, Suite 800
Golden, CO 80401

Counsel

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540

Independent Public Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103-7042

Number of Holders of Common Stock

At February 29, 2008 there were 86 stockholders of record of our Common Stock and approximately 1,700 beneficial stockholders of our Common Stock.

Dividends

We have not paid any cash dividends on our Common Stock since our inception and do not anticipate paying any such cash dividends in the foreseeable future.

Market for Common Stock

Our Common Stock is listed on the NASDAQ Global Market under the symbol BITI.

SEC Form 10-K and Stockholder Inquiries

Requests for a copy of our annual report to the Securities and Exchange Commission on Form 10-K or other stockholder inquiries should be directed in writing to:

Investor Relations
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, Pennsylvania 18940-1721
e-mail: ir@bioimaging.com

END

United States:

826 Newtown-Yardley Road
Newtown, PA 18940
p. +1 267 757 3000
f. +1 267 757 3351

Europe:

Schipholweg 117
NL 2316 XC Leiden
The Netherlands
p. +31.71.524.8660
f. +31.71.524.8669

Bioparc
60 Avenue Rockefeller
F-69008 Lyon
France
p. +33.4.26.23.05.05
f. +33.4.26.23.05.06

www.bioimaging.com